

A Public Benefit Corporation



2022

Notice of Annual Meeting of Shareholders and Proxy Statement

About United Therapeutics

Our company was founded over 25 years ago with the challenge of finding a way to cure or treat a rare, life-threatening illness suffered by our CEO's daughter. That mission continues today, has grown to encompass a variety of rare diseases, and drives everything that we do. Early on, we developed a roadmap to success based on five strategic objectives:

- Develop the best medicines possible from our intellectual property
- Conduct the most insightful clinical trials of our medicines
- Achieve superior communication and awareness of our products among physicians
- Grow our business to be in the top quintile of our peers
- Achieve our goals by doing the right thing and using the highest ethical standards

Our Commitment to Corporate Social Responsibility



PATIENT-CENTRIC APPROACH

The parents of a child with pulmonary arterial hypertension founded United Therapeutics, so we take our **commitment to patients** personally. Through our relentless pursuit of life-changing therapies, medical devices, and transplantation technologies, and our patient support and assistance programs, we are striving to improve the lives of patients with pulmonary arterial hypertension and other life-threatening diseases.



ENVIRONMENTAL STEWARDSHIP

We take **sustainability** seriously, as we believe that reducing our carbon footprint is a responsibility shared by all. Through our focus on constructing **site net zero energy and LEED-certified buildings**, we are taking a leadership role in driving the use of sustainable technologies forward.



OUR PEOPLE

We couldn't be the creative company we are without attracting, enabling, and valuing diverse, hard-working, team-playing employees we call "**Unitherians**". We have a company-wide minimum **living salary**, on-site subsidized child care, and a suite of health and wellness benefits to take care of our Unitherians holistically. Our Board and management teams lead our diversity, equity, and inclusion efforts and initiatives.

AWARDS AND RECOGNITION

Fortune's 2021
Great Places to Work



The Washington Post's
2021 Top Places To Work



Triangle Business Journal
2021 Best Places to Work



NOMGOV COMMITTEE CHAIR LETTER



Dear patients, providers, Unitherians, and fellow shareholders,

Many—perhaps most—companies say they are creative, but how often do you see evidence of that in their structure, governance, facilities, people, practices, achievements, and disclosures? I'll let you answer that for other companies, but let me answer it for United Therapeutics with a few examples:

- A decade before climate concerns dominated Environmental, Social, and Governance (**ESG**) initiatives, we began to build and operate a portfolio of net-zero, LEED-certified facilities.

- Similarly, years before the recent focus on human capital management (**HCM**) practices, we adopted a minimum living wage compensation package of $75,000 for our employees, on top of our leading benefits, education, and inclusion programs.

- And, when some issuers were just starting ESG reporting and engagements and struggling to mesh ESG and business purposes, we were already:
  - engaging with seven stakeholder constituencies;
  - tracking 11 material business factors that drive ESG benefits;
  - providing detailed HCM disclosures; and
  - seeking our shareholders' support to align our corporate charter with the public benefits that our formation, existence, and treatments naturally enhance.

Regarding the last point, my colleagues and I are very grateful for the support our shareholders gave us to amend our charter to become a public benefit corporation (**PBC**). I want to pause to highlight a subtle but, we think, important point about this choice.

We are led by a CEO seeking a cure for her own child's rare and life-threatening condition. Think about that for a minute: conditions that are rare—especially those that are also life-threatening—may not appeal to companies focused only on potential revenue from treating widespread and chronic conditions. But we believe that inclusion should extend to medical conditions—including rare ones—and that exploring overlooked medical areas can produce medical life-changers and financial game changers. We see this commitment in our commercialization of Unituxin®, which was the first therapy approved by the FDA to treat the ultra-orphan population of about 600 babies and children with high-risk neuroblastoma, the deadliest form of pediatric cancer.

It is not accidental, in other words, that we are leaders in addressing the critical shortages of transplantable organs. We believe our work on 3-D organ bioprinting, regenerative medicine, and xenotransplantation is taking the fiction out of science fiction as we combine the strengths of financial, operational, human, environmental, and medical leadership.

We are well aware, however, that even a culture as famously innovative as ours can fade if not nurtured. So it is also not accidental that our Department of Innovative Technology (DO/IT— yes, we have one!) offers every employee regular opportunities to win $100,000 grants for ideas that lead to new product development—and some of these ideas are already in production. We'll let you compare this to typical HCM programs and say no more. We are therefore unabashed in asking for your support—whether voting for, investing in, or working with, United Therapeutics—as we move forward.

Onward!



CHRISTOPHER CAUSEY, M.B.A.
Independent Director
Chair of the Nominating and Governance Committee



We believe our work on 3D organ printing, regenerative medicine, and xenotransplantation is taking the fiction out of science fiction as we combine the strengths of financial, operational, human, environmental, and medical leadership.

United Therapeutics at a Glance

WHAT IS UNITED THERAPEUTICS?

Founded to save a daughter's life, United Therapeutics is a profitable, 25+ year old, $8B+ market cap, dare-to-be-different biotechnology company that is building on its expertise and success developing therapies for pulmonary arterial hypertension (**PAH**) to address other chronic, life-threatening medical conditions ranging from pulmonary fibrosis to pediatric cancer, through our pursuit of life-changing therapies, medical devices, organ manufacturing, and transplantation technologies. Our profit margins are among the strongest in the entire biotechnology industry.

WHAT DID WE DO IN 2021?

We continued to deliver strong operating results from our four PAH therapies and our pediatric cancer treatment, yielding revenues of ~$1.7 billion and net income of nearly $500 million. We ended 2021 with a record number of U.S. patients being treated with our treprostinil-based therapies. We also secured approval of a supplemental new drug application for Tyvaso® to treat patients with pulmonary hypertension due to interstitial lung disease (**PH-ILD**), following the results of an exciting study published in the *New England Journal of Medicine* in January 2021. This approval made Tyvaso the only medicine approved by the U.S. Food and Drug Administration (**FDA**) to treat this life-threatening disease.

We also launched sales of the Remunity® Pump for Remodulin® in 2021, and continued our efforts to develop RemoPro™, a prodrug molecule. We expect these two new technologies to bring added convenience and tolerance benefits to patients, and help us maintain and grow revenues from our market-leading parenteral treprostinil business.

We continued to engage with our shareholders — twice reaching out to those that hold over 70% of our shares to offer conversations with our Board members — and steadily increased the detailed information we provide about our sustainability efforts, Board refreshment, and compensation practices.

HOW DID WE DO IN 2021?

Our solid 2021 results are a testament to the value of our focus on being a built-to-last, long-focused, and people-focused company. We continued our revenue growth trend in 2021, and strong revenues coupled with conservative budgeting generated substantial free cash flow, which contributed to our strong financial condition, including $3.6 billion in cash, cash equivalents, and marketable securities as of December 31, 2021 ($2.8 billion net of $800 million in indebtedness).

This execution led to strong stock price performance. During 2021, our stock price grew by 42%, outperforming the 0.03% return generated by the Nasdaq Biotechnology Index.

Finally, with overwhelming shareholder approval, we amended our charter to become a Delaware public benefit corporation (**PBC**). This step has aligned our charter with our longstanding values and operating model, and we believe our PBC conversion puts us at the vanguard for running a responsible corporation.

WHERE ARE WE HEADED?

Following the recent launches of Tyvaso in PH-ILD and the Remunity Pump for Remodulin, we are striving toward an additional product approval for Tyvaso DPI™, a dry powder inhalation version of Tyvaso which is expected to significantly enhance patient convenience.

We expect to continue to grow revenue from our treprostinil-based therapies through label expansions, new indications, new formulations, and the introduction of new delivery devices. We are also working on a number of entirely new therapies to treat PAH and other rare diseases that we hope to launch over the next several years. Longer term, we have set the ambitious goal of solving the acute shortage of transplantable organs through our innovative organ manufacturing programs, including *ex-vivo* lung perfusion (**EVLP**), xenotransplantation, regenerative medicine, and organ printing.

We have set a goal to reach 25,000 patients with our prostacyclin-based therapies and EVLP services by the end of 2025, up from around 10,000 now. Along with continued growth in our core products, we expect this growth to come from our ongoing development programs. We have seven phase 3 studies underway:

* *PERFECT* evaluating Tyvaso in pulmonary hypertension associated with chronic obstructive pulmonary disease (**PH-COPD**)
* *TETON 1* and *TETON 2* evaluating Tyvaso in idiopathic pulmonary fibrosis (**IPF**)
* *ADVANCE CAPACITY* and *ADVANCE OUTCOMES* evaluating ralinepag in PAH
* *SAPPHIRE* evaluating our Aurora-GT gene therapy for PAH in Canada
* Our phase 3 program evaluating the Centralized Lung Evaluation System (**CLES**) for EVLP

UNITED THERAPEUTICS CORPORATION

NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS

DATE AND TIME	**LOCATION**	**WHO CAN VOTE**
Monday, June 27, 2022 10:30 a.m. Eastern Time	virtualshareholdermeeting.com/ UTHR2022	Shareholders as of April 28, 2022 (the **Record Date**) are entitled to notice of, and to vote at, our 2022 Annual Meeting of Shareholders

Voting Items

Company Proposals		Board Vote Recommendation	For Further Details
1	Election of the nine directors named in this Proxy Statement	**"FOR"** each director nominee	Page 18
2	Advisory resolution to approve executive compensation	**"FOR"**	Page 38
3	Approval of the amendment and restatement of the United Therapeutics Corporation Amended and Restated 2015 Stock Incentive Plan	**"FOR"**	Page 67
4	Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2022	**"FOR"**	Page 76

Shareholders will also consider and act upon such other business as may properly come before the Annual Meeting of Shareholders and any adjournment or postponement thereof. Proxy materials or a Notice of Internet Availability are being distributed to shareholders on or about May 6, 2022. This year's Annual Meeting will be conducted solely virtually via live audio webcast. Our Board reached this decision after careful consideration and in light of ongoing developments related to the COVID-19 pandemic. A virtual format will enable shareholders to participate from any location and at no cost, while safeguarding the health of our shareholders, management, and Board. To attend the meeting online, vote your shares electronically, or submit questions, go to the website listed above. The Annual Meeting will begin at 10:30 a.m. Eastern Time on Monday, June 27, 2022, and you are encouraged to log in early to avoid any delay due to technical issues. Please review this Proxy Statement for additional information. Whether or not you expect to attend the meeting virtually, you are requested to vote your shares as promptly as possible so that your shares are represented at the meeting. All shareholders are extended a cordial invitation to attend this virtual meeting. Our list of shareholders as of the Record Date will also be available for inspection for the ten days prior to the Annual Meeting. To inspect the list, please email our Investor Relations department at IR@unither.com.

By Order of the Board of Directors,

PAUL A. MAHON
Corporate Secretary
April 29, 2022

How to Vote

INTERNET	**TELEPHONE**	**MAIL**
Before the meeting, go to proxyvote.com During the meeting, go to virtualshareholdermeeting.com/UTHR2022	(800) 690-6903	Mark, sign, date, and promptly mail the enclosed proxy card in the postage-paid envelope

Important Notice Regarding the Availability of Proxy Materials for United Therapeutics Corporation's 2022 Annual Meeting of Shareholders to Be Held on Monday, June 27, 2022: United Therapeutics Corporation's Proxy Statement and Annual Report on Form 10-K are available at: ir.unither.com/annual-and-proxy

TABLE OF CONTENTS

BUSINESS OVERVIEW

Our Business

We market four products for PAH and one product for pediatric high-risk neuroblastoma (**NB**). Our leading PAH product, Tyvaso, was approved in 2021 to treat PH-ILD, making it the only approved therapy to treat this life-threatening disease that we believe impacts at least 30,000 patients in the United States.



Continued Innovation Leads to Revenue Growth

Three of our PAH products are prostacyclin analogues based on the molecule treprostinil: Remodulin (delivered parenterally, via intravenous (**IV**) or subcutaneous (**subQ**) pumps), Tyvaso (an inhaled product), and Orenitram® (an oral tablet). Our fourth PAH product is Adcirca®, a PDE-5 inhibitor. Unituxin® is a monoclonal antibody for treatment of pediatric high-risk NB.

Our total revenues grew 14% in 2021, compared to 2020. Following the approval and launch in PH-ILD in March 2021, Tyvaso revenue grew 26% year-over-year, making it our largest product. The number of patients being treated with Tyvaso grew by approximately 1,300 patients in 2021 (to 4,300 patients at year-end 2021), and we aim for the number of Tyvaso patients to reach 6,000 by the end of 2022. Orenitram continued its growth following the *FREEDOM-EV* label expansion in 2019.

In addition, even with continued generic competition in worldwide markets, Remodulin revenues remained steady. In 2021 we launched the Remunity Pump for Remodulin, and we continue to invest in new molecules and delivery systems to continue to help PAH patients using Remodulin.

Unituxin revenue grew 65% in 2021 compared to 2020, driven in part by the recent approval and launch of Unituxin in Japan, along with increased volumes in the United States.

We are actively working to improve the treprostinil molecule and each of its delivery systems to enhance convenience, safety, and patient outcomes. We are also actively studying additional indications for Tyvaso. We expect these efforts will result in revenue growth for our treprostinil-based products.

Tyvaso: *PERFECT* and *TETON* Studies in New Indications

We are conducting a pivotal study of Tyvaso in patients with PH-COPD called the *PERFECT* study, and recently commenced the *TETON* studies of Tyvaso in patients with IPF. We believe there are approximately 100,000 PH-COPD and 100,000 IPF patients in the United States. Presently, there are no FDA-approved therapies indicated to PH-COPD, and treatment options for IPF patients are extremely limited.

Recent and Future Treprostinil Label Expansion Efforts

	FREEDOM-EV	INCREASE	Perfect	TETON
Potential U.S. Population	45,000	30,000	100,000	100,000
Data Read-Out	✓	✓	Study ongoing	Studies ongoing
FDA Approval	✓	✓	TBD	TBD

Tyvaso DPI

We have developed a dry powder formulation of treprostinil called Tyvaso DPI for the treatment of PAH, under a license from MannKind Corporation. We believe this product, which is a small, pocket-sized inhaler that does not need electricity, will have significant convenience advantages over current inhaled prostacyclin alternatives. Following successful pivotal development studies that demonstrated biocomparability between Tyvaso DPI and Tyvaso Inhalation Solution, in April 2021 we submitted a new drug application (**NDA**) to the FDA to approve this new therapy to treat both PAH and PH-ILD. We resubmitted our NDA in December 2021 to address issues raised in a complete response letter from the FDA. We anticipate an FDA decision on our NDA by May 2022.

Remodulin: Prodrug and Next-Generation Parenteral Pump Systems

Along with our recently-launched Remunity Pump for Remodulin, we are conducting a series of phase 1 studies to develop a new prodrug of treprostinil called RemoPro, which is intended to enable subcutaneous delivery of treprostinil therapy without the site pain currently associated with subQ Remodulin. As a prodrug, RemoPro is designed to be inactive in the subQ tissue, which should decrease or eliminate site pain, and to metabolize into treprostinil once it is absorbed into the blood. Together, we believe Remunity and RemoPro would improve patient convenience and potentially serve some of the 30-40% of PAH patients who refuse parenteral therapy because of site pain, the inconvenience of current pump designs, or interference with lifestyle choices. We are also working with industry partners to develop additional next-generation IV and subQ treprostinil pump systems.

Orenitram: *FREEDOM-EV* Label Expansion

In October 2019, the FDA approved a label expansion for Orenitram that incorporated the results of our *FREEDOM-EV* study. The *FREEDOM-EV* study showed that Orenitram, when taken with an oral PAH background therapy, decreased the risk of a clinical worsening event versus placebo by 25% (p=0.0391), driven by a 61% decrease in the risk of disease progression for patients taking Orenitram, when compared to placebo (p=0.0002). Orenitram is now indicated to delay disease progression and improve exercise capacity. We believe this will drive continued growth in Orenitram revenues.

United Therapeutics Treprostinil Historical Annual Net Sales



We're Moving Beyond Treprostinil...

We believe that treprostinil will be one of the standards of care in PAH for some time to come and anticipate significant growth through label expansions and new formulations and delivery devices. In addition, we are working on programs beyond treprostinil that we think could have an outsized impact on patients with PAH and other lung diseases.

Ralinepag in PAH. Ralinepag is a next-generation, oral, selective, and potent prostacyclin receptor agonist in development for the treatment of PAH. We are conducting two phase 3 studies of ralinepag. We believe ralinepag's once-daily dosing will make it highly

competitive with the existing approved oral prostacyclin agonist, selexipag, which is a competitor's product that generated U.S. revenues of approximately $1.1 billion in 2021.

Aurora-GT™. We're conducting a clinical study called *SAPPHIRE* of a gene therapy product called Aurora-GT, in which a PAH patient's own endothelial progenitor cells are isolated, transfected with the gene for human endothelial nitric oxide synthase, expanded ex-vivo, and then delivered back to the same patient. This product is intended to rebuild the blood vessels in the lungs that are compromised by PAH. This is a registration-stage study in Canada sponsored by Northern Therapeutics, Inc., a Canadian entity in which we have a 49.7 percent voting stake and a 71.8 percent financial stake. We have the exclusive right to pursue this technology in the United States.

...and Seeking a Cure

We believe that the ultimate solution for PAH patients and patients with many other life-threatening diseases is a cure through transplantation. Each year, end-stage organ failure kills millions of people. A significant number of these patients could have benefited from an organ transplant. Unfortunately, the number of usable, donated organs available for transplantation has not grown significantly over the past half century, while the need has soared. Our long-term goals are aimed at addressing this shortage. With advances in technology, we believe that creating an unlimited supply of tolerable manufactured organs is now principally an engineering challenge, and we are dedicated to finding engineering solutions.

We are heavily engaged in research and development of a number of organ transplantation-related technologies including regenerative medicine, organ bio-printing, xenotransplantation, and EVLP.

Recently, we announced several key achievements in our organ manufacturing program:

- **First Successful Xenotransplantation of a Porcine Heart:** In January 2022, University of Maryland School of Medicine surgeons successfully transplanted our experimental, genetically-modified UHeart™ into a living human under an expanded access authorization by the FDA. The patient ultimately survived for two months following the UHeart transplantation.

- **Successful UThymoKidney and UKidney Tests in Preclinical Human Models:** In September 2021, collaborators at New York University Langone Medical Center and The University of Alabama at Birmingham tested our experimental, genetically-modified UThymoKidneys™ and UKidneys™, respectively, from our genetically modified pigs in brain-dead organ donors, providing preclinical evidence that genetically modified pig organs could transcend the most proximate immunological barriers to xenotransplantation. Results of the UAB experiment were published in the American Journal of Transplantation in January 2022.

- **EVLP:** In January 2022, we announced that more than 200 patients had received lung transplants following the use of our centralized EVLP service. EVLP technology increases the number of transplantable lungs by giving surgeons the ability to assess the function of marginal lungs to determine if the lungs are suitable for transplantation. This allows for the use of lungs that would have otherwise not been transplanted.

- **Drone Delivery of Organs:** In October 2021, we successfully completed the first-ever delivery of a lung for transplant at Toronto General Hospital, demonstrating the feasibility of our goal of delivering our manufactured organs with zero carbon footprint aircraft.

2021 Performance in Review

 **CONTINUED STRONG REVENUE PERFORMANCE**

- Revenue grew 14% in 2021 compared to 2020
- U.S. treprostinil-based revenues reached an all-time high
- The number of U.S. patients on our treprostinil-based therapies reached an all-time high
- Tyvaso revenue grew by 26% in 2021 compared to 2020, driven by the PH-ILD label expansion

 **INDUSTRY-LEADING PROFITABILITY**

- Net income exceeded $475 million in 2021
- Net income margin was 28% and EBITDASO margin* was 47% in 2021, compared to 13% average net profit margin and 24% average EBITDASO margin for our compensation peer group**
- $1.75 million in revenue per employee in 2021, which ranks 4th among the 25 companies in our compensation peer group

 **CONTINUED INNOVATION AND R&D PROGRESS**

- Approval of PH-ILD indication for Tyvaso in March 2021
- Completed clinical studies supporting Tyvaso DPI, leading to NDA submission to the FDA in 2021
- Continued progress on seven phase 3 studies

 **STRONG BALANCE SHEET POISED FOR FUTURE INVESTMENT**

- $3.6 billion in cash, cash equivalents, and marketable investments as of December 31, 2021
- $800 million in debt outstanding as of December 31, 2021
- Strong balance sheet well-positioned to endure economic instability, and pursue strategic R&D and business development initiatives

* EBITDASO margin is a non-GAAP measure. A reconciliation of this non-GAAP measure and other information relating to this measure can be found in **Annex B**.

** For a description of our compensation peer group, see **Executive Compensation—Compensation Discussion Analysis—2021 Compensation Design—Compensation Peer Group.**

CORPORATE RESPONSIBILITY

Mission and Unitherian Culture

At United Therapeutics, we are crystal clear about our purpose and talk about it often — developing innovative therapies for unmet needs, with the ultimate objective of finding a cure for end-stage organ diseases by creating an unlimited supply of tolerable, transplantable organs. We maintain a vibrant, entrepreneurial culture, instilling our employees with a sense of ownership and meaning that we believe gives us a competitive advantage in achieving our mission.



Our Patients

Innovation: In 2021, we obtained FDA approval for Tyvaso to treat patients with PH-ILD, a condition that we believe impacts at least 30,000 patients in the U.S., making Tyvaso the only medicine approved to treat this life-threatening disease.

Patient Safety: Over 975 volunteers participated in 16 of our clinical trials in 2020. We are subject to external audits by health authorities who verify that we are complying with applicable laws, regulations, and ethical standards. No regulatory inspections of our clinical trials resulted in required, voluntary, or official actions or monetary fines in 2020.

Patient Support, Education, and Financial Assistance: We rolled out our first copay assistance care program for patients taking Adcirca in 2010. From 2010-2020, over 20,000 patients enrolled in our ASSIST programs and received help in filling over 240,000 dispensed prescriptions.



Our People

Diversity & Inclusion: We are fully committed to diversity, equity, and inclusion—see details below.

Communication: Recent surveys showed that 93% of our participating employees "have a high degree of trust and, are likely to be retained"—and 97% of respondents said that United Therapeutics is a Great Place to Work!

People Programs: Our people programs are designed to demonstrate how much we value our employees, and to enable all employees to participate in our financial success. For example, all full-time domestic employees have cash compensation targets of at least $75,000 annually (base salary + bonus target). We also provide meaningful opportunities for employees to share in our success by making every full-time employee a shareholder through our long-term incentive compensation programs. We offer market-leading benefit programs and provide access to a variety of health and wellness facilities and programs, such as on-site childcare centers and state-of-the-art fitness centers, along with access to 24/7 employee assistance programs.

COVID-19 Response: We have worked hard to support our employees during the pandemic, as discussed further below.



Our Planet and Communities

Environmental Stewardship: We operate solar arrays that generate a significant amount of the electricity that we consume on an annual basis. We also buy renewable energy credits; these credits offset 86% of our total 2020 electric consumption. We have constructed four net zero facilities, including our 135,000 square foot Unisphere in downtown Silver Spring, Maryland.

Historical Environmental Data: We provide information about our environmental footprint. As we expand our ESG reporting efforts, we remain committed to taking steps to diminish our climate impact and enhance our disclosures.

Our Community Programs: In 2021, in light of the continuing pandemic, we held another virtual company-wide Community Service Day, where each participating employee was provided a cash stipend to donate to the non-profit charity of their choosing. Employees shared the details of their chosen organizations and any related service activities on our internal social media platform.



Our Principles

Ethics & Compliance: Our Compliance Principles, based on our key tenet of "Do the Right Thing," outline how we expect all Unitherians to conduct themselves.

Safe Work Environment: We had one OSHA recordable incident for our U.S. operations in 2021, with an overall incidence rate of 0.1 per 100 full-time workers. This is significantly below the average incidence rate of 1.7 per 100 full-time workers for our industry.

Supply Chain Reliability: We maintain a rigorous GxP Quality & Compliance program covering those aspects of our supply chain that could impact the quality and safety of our products. We use more than 700 pre-qualified raw material vendors and service providers to support clinical and commercial business operations.

For more details about our commitment to Corporate Responsibility, download our 2021 Corporate Responsibility report at corporateresponsibility.unither.com. The information on our sustainability website and in our 2021 Corporate Responsibility report are not incorporated by reference into, and do not form part of, this Proxy Statement.

Diversity, Equity, and Inclusion

Over the course of 2021, we continued to strengthen our focus on diversity, equity, and inclusion (**DE&I**) at the Board level and throughout our company. In 2020, we put our plan and framework together for where we want to take DE&I together as an organization, and in 2021 we all got to work. Our goal is to ensure that DE&I continues to be intrinsically woven into our day to day culture. To this end, in 2021 we:

- Continued regular and ongoing engagement with our external consultant that specializes in fostering DE&I in workplaces.

- Continued our DE&I learning journey, which included a combination of live and self-directed training designed to promote and enrich awareness of important DE&I topics. 100% of our employees participated in our DE&I training programs in 2021.

- Our Inclusion Advisory Group and DE&I Executive Council, two working groups that provide input for and oversight of our ongoing DE&I initiatives, met regularly and contributed to our key accomplishments in 2021. As part of this work, we created guidelines for employee resource groups, which are voluntary, employee-led groups that seek to foster a diverse and inclusive workplace by creating comfortable and inclusive spaces that offer community and connection for underrepresented groups.



Support for Our Employees During the Pandemic

Our commitment to the wellness of our employees, who are working hard to support a continuous supply of medicines to our patients, has been crucial during the COVID-19 pandemic. Throughout the past two years, we maintained consistent and clear communication with our employees on pandemic-, work-, and culture-related topics to help keep them safe and feeling connected. Early in the pandemic, we moved quickly to pivot all employees who could work remotely into a work-from-home model and focused on providing the safest possible working environment for those employees who were required to work in our facilities to ensure a continued supply of medicines to our patients. In spring 2021, we communicated our plans for a phased return to working in person well in advance of the return date to enable our employees to plan accordingly, and we continue to provide flexible options for hybrid work arrangements. As part of our continued effort to ensure the health and safety of our employees, we required all employees to be fully vaccinated before returning to in-person work in September 2021. We are also encouraging our employees to receive booster shots as they become eligible to do so. We continue to offer paid time off for those employees who need to quarantine or isolate for COVID-19 related reasons. We remain committed to ensuring the safest possible work environment and acknowledging our employees contributions during this unprecedented time.

Creating a Sustainable Public Benefit Corporation

In 2021, with overwhelming shareholder support, we converted our company from a traditional Delaware corporation into a Delaware PBC. This change has aligned our legal form with our longstanding commitment to serve our patients, and we believe it will: (1) enhance our ability to recruit and retain top talent; (2) reinforce our standing and credibility with regulators and stakeholders; (3) attract more of the rapidly growing pools of duration, impact, and ESG-screened capital; and (4) enhance our ability to create excellent and sustainable value for our shareholders.

The fiduciaries of a PBC must identify the specific public benefit purpose they will pursue alongside their creation of shareholder value. They must also report on their promotion of this specific public benefit purpose. Our PBC purpose **is to provide a brighter future for patients through (a) the development of novel pharmaceutical therapies; and (b) technologies that expand the availability of transplantable organs**.

Our shareholders have expressed a keen interest in learning how United Therapeutics is working to create a sustainable company and to address our ESG objectives, and we are steadily increasing the amount and granularity of our disclosures to meet this interest. See corporateresponsibility.unither.com. With our PBC conversion, we became the first publicly-traded biopharmaceutical company organized as a PBC. As a PBC we will be required to post reports on our progress toward fulfilling our PBC mission, which we believe will further enhance our disclosures and relationships with employees, patients, shareholders, and other stakeholders.

What is a Public Benefit Corporation?

A Delaware PBC is a for-profit corporation. There are two primary differences between a PBC and a traditional Delaware for-profit corporation:

- A corporation organized as a Delaware PBC identifies in its certificate of incorporation one or more specific public benefits that it will seek to promote in addition to shareholders' financial interests. The public benefits are actions or goals that are intended to have positive effects on a category of persons, entities, interests, or communities.
- In making decisions, directors of a PBC have an obligation to balance the financial interests of shareholders, the interests of stakeholders materially affected by the PBC's conduct, and pursuit of the corporation's public benefit purpose.

A Delaware PBC must also provide its shareholders with a statement, at least every other year, as to the PBC's assessment of the success of its efforts to promote its public benefit purpose and the best interests of those materially affected by the PBC's conduct.

PROXY SUMMARY

Voting Matters

Shareholders will be asked to vote on the following matters at the Annual Meeting:

1	Election of Directors

This year at our Annual Meeting, Mr. Christopher Causey, Mr. Richard Giltner, Professor Katherine Klein, Mr. Ray Kurzweil, Dr. Linda Maxwell, Professor Nilda Mesa, Dr. Judy Olian, Dr. Martine Rothblatt, and Dr. Louis Sullivan are nominees for election as directors to serve one-year terms until our 2023 Annual Meeting of Shareholders or until their successors are duly elected and qualified or their office is otherwise vacated.

Our Board recommends a vote **FOR** each director nominee. See page 18

2	Advisory Resolution to Approve Executive Compensation

We are asking our shareholders to vote on an advisory resolution, commonly known as a "Say-on-Pay" proposal, to approve executive compensation as reported in this Proxy Statement.

Our Board recommends a vote **FOR** this proposal. See page 38

3	Approval of the Amendment and Restatement of The United Therapeutics Corporation Amended and Restated 2015 Stock Incentive Plan (the **Plan**)

The Amendment and Restatement makes the following changes to the Plan:

- Increases the maximum number of shares of our common stock that may be issued under the Plan by 500,000 shares
- Extends the expiration date of the Plan to April 25, 2032

Our Board recommends a vote **FOR** this proposal. See page 67

4	Ratification of the Appointment of Ernst & Young LLP as United Therapeutics Corporation's Independent Registered Public Accounting Firm for 2022

The Audit Committee of our Board has appointed Ernst & Young LLP as our independent registered public accounting firm for the year 2022. We ask that our shareholders vote to ratify this appointment.

Our Board recommends a vote **FOR** this proposal. See page 76

Governance Highlights

Board of Directors

Name and Primary Occupation	Age	Director Since	AC	CC	NGC
Christopher Causey, M.B.A. IND Former Consultant and Healthcare Executive	59	2003	●		★
Richard Giltner IND Former Portfolio Manager, Lyxor Asset Management	58	2009	★		●
Katherine Klein, Ph.D. IND Professor of Management, The Wharton School Vice Dean, Wharton Social Impact Initiative	65	2014			
Ray Kurzweil IND A Director of Engineering, Google	74	2002			
Linda Maxwell, M.D., M.B.A. IND Head and Neck Surgeon, Private Practice Founding and Executive Director, Biomedical Zone (Toronto)	48	2020	●		
Nilda Mesa, J.D. IND Adjunct Professor, Columbia University Former Director, NYC Mayor's Office of Sustainability	62	2018		●	●
Judy Olian, Ph.D. IND President, Quinnipiac University Former Dean, UCLA Anderson School of Management	70	2015	●		
Martine Rothblatt, Ph.D., J.D., M.B.A. Founder, Chairperson, and Chief Executive Officer, United Therapeutics	67	1996			
Louis Sullivan, M.D. IND President Emeritus, Morehouse School of Medicine Former Secretary, U.S. Department of Health and Human Services	88	2002		●	●
Raymond Dwek, C.B.E., F.R.S. IND Emeritus Director of the Glycobiology Institute, University of Oxford	80	2002		●	
Christopher Patusky, J.D., M.G.A. IND Founder, Patusky Associates, LLC Vice Chair and Lead Independent Director, United Therapeutics	58	2002		★	●
Governor Tommy Thompson, J.D. IND Former Governor of Wisconsin Former Secretary, U.S. Department of Health and Human Services	80	2010	●		

Director Nominees: Christopher Causey through Louis Sullivan.
Class III Directors: Raymond Dwek, Christopher Patusky, Governor Tommy Thompson.

AC – Audit Committee   ●   Member

CC – Compensation Committee   ★   Chair

NGC – Nominating and Governance Committee   IND   Independent

Board Snapshot

Independence



1
Not independent

11
Independent

Board Diversity



6/12 (50%) Diverse

5/12 (42%) Female
Female representation on each board committee

3/12 (25%) Ethnically Diverse
1 Hispanic/Latinx
2 Black/African American



Public Company Board Experience (non-UT) — 6/12



Executive Management Experience — 8/12



Financial Expertise — 10/12



Legal — 4/12



Government / Regulatory Experience — 5/12



International — 7/12



Science / Medicine — 6/12



Healthcare Industry Experience — 7/12



Environmental, Social, and Governance — 11/12

Our Governance Best Practices

We have taken great strides over recent years to implement best corporate governance practices, often acting ahead of the curve in terms of our industry peers and the Russell 3000.

✓ **MAJORITY VOTING**

In 2015, we adopted a majority voting standard with a director resignation policy

✓ **BOARD DESTAGGERING**

In 2020, we amended our Certificate of Incorporation to commence a destaggering process. Going forward, directors are elected to one-year terms

✓ **DIVERSITY AND REFRESHMENT**

Diversity and refreshment are also key areas of focus where we are largely in-line with our peers or ahead of the curve. For example, our Board is 42% female. Since 2014, we have added four new directors, all of whom are female and two of whom self-identify as members of a racial or ethnic minority

✓ **PROXY ACCESS**

In 2015, we adopted a market-standard form of proxy access

✓ **SHAREHOLDER FEEDBACK**

Our Compensation and Nominating and Governance Committees take shareholder feedback on governance seriously—we have made numerous changes in direct response to shareholder feedback

✓ **ENHANCED DISCLOSURE**

In 2021, we issued our second corporate responsibility report and expanded our ESG disclosures. In this Proxy Statement, we are providing enhanced disclosure concerning our Board's skills and diversity

Executive Compensation Highlights

Total Compensation Mix — Pay for Performance

United Therapeutics has a strong pay for performance philosophy, as a substantial majority of pay for our Chief Executive Officer and other Named Executive Officers (as defined below under **Compensation Discussion and Analysis—Our Named Executive Officers**) is performance based, and at-risk based on individual and company performance. Our 2021 performance drove home the strength of our executive compensation programs, reflecting attainment of a robust revenue goal while still maintaining top quintile profitability, making substantial progress on critical R&D programs, and ensuring our patients had an uninterrupted supply of medicines—all while delivering 42% share price growth to shareholders.

The following charts illustrate the extent to which pay for our Chief Executive Officer and our other Named Executive Officers is "at risk", meaning payout levels are based entirely on performance due to the use of performance targets, in the case of our cash incentive program, or an inherent stock price performance criterion, in the case of stock options. For each chart, the amounts shown represent 2021 base salary (on an annualized basis, following the February 2021 salary increases), 2021 target cash bonus opportunity, and the annualized grant-date fair value of long-term incentive awards granted in March 2019, which was a four-year grant covering the period 2019-2022.

2021 CEO and Other NEOs Pay Mix



No Equity Awards Granted to NEOs in 2021

We implemented a new long-term incentive compensation program in 2019, awarding a four-year equity grant to our Named Executive Officers, which was granted instead of annual equity awards for the performance years 2019 through 2022. The four-year awards were granted in March 2019 and were divided equally into the following two forms of stock options:

- **Premium-Priced Performance Stock Options.** 50% of each Named Executive Officer's equity award covering grants for 2019-2022 was granted with a premium-priced performance condition by virtue of an exercise price equal to 115% of our closing stock price on the date of the grant. Therefore, our stock price will have to grow by more than 15% above the share price on the grant date before our Named Executive Officers can realize any value from the award. These stock options will not vest until they vest in full on the fourth anniversary of the grant date (*i.e.*, "cliff" vest), promoting retention and a long-term view.

- **Market-Priced Stock Options.** 50% of each Named Executive Officer's equity award covering grants for the period of 2019-2022 was granted with an exercise price equal to our closing stock price on the date of grant. These awards vest in equal thirds on the second, third, and fourth anniversaries of the date of the grant, as a retention incentive.

While only the premium-priced options may count as "performance based" according to some, we view both of these tranches as performance-based, as both require significant and sustained stock price growth in order to enable our Named Executive Officers to realize any value from them. Both tranches have an eight-year term, which means they will need to grow and sustain the stock price more quickly than would be the case for options with a more typical ten-year term.

> These awards are intended to compensate our Named Executive Officers over the four-year period of our current business plan. **In response to shareholder feedback, we committed to not making any additional equity grants during this four-year period (2019-2022) to our existing Named Executive Officers**. As such, no equity was awarded to our Named Executive Officers in 2021. When viewed on an annualized basis, these awards meaningfully decreased overall compensation and decreased overall dilution when compared with the results if we had continued our previous program of making annual equity grants for four additional years. On an annualized basis, this program reduced our Chief Executive Officer's total target direct compensation from the top quartile in 2018 to approximately the 50th percentile of our peer group in 2019.

The four-year awards were designed to incentivize and retain our Named Executive Officers over this critical four-year period, which aligns with a four-year business plan intended to drive substantial revenue growth despite generic competition, while reducing compensation on an annualized basis in response to requests by our shareholders.

Because we did not grant any equity awards in 2021, compensation paid to our Chief Executive Officer in 2021 as reported in the Summary Compensation Table remains drastically reduced at $3.5 million—a 92% reduction in pay compared to 2019, the last year in which we granted an equity award to our CEO (which was intended to compensate our CEO over a four-year period).

Robust Goal-Setting

We continue to set difficult goals under our annual Company-Wide Milestone Program, which governs short-term cash bonuses for our Named Executive Officers. As one example, the chart below shows our revenue targets for the past three years, our actual revenue performance, and how this compares to the expectations of Wall Street analysts following our company, which is one of many factors considered when goals are set. For 2020, our revenue target was set **above prior-year performance,** as well as analyst consensus, and for 2021, our revenue threshold was set **above prior-year performance,** as well as analyst consensus.



OUR CORPORATE GOVERNANCE

> ## 1 | Election of Directors
>
> Our Board consists of twelve members and is in the process of declassifying. Historically it was divided into three classes, with one class elected at each Annual Meeting to a three-year term. This year at our Annual Meeting, Mr. Christopher Causey, Mr. Richard Giltner, Professor Katherine Klein, Mr. Ray Kurzweil, Dr. Linda Maxwell, Professor Nilda Mesa, Dr. Judy Olian, Dr. Martine Rothblatt, and Dr. Louis Sullivan are nominees for election as director to serve one-year terms until our 2023 Annual Meeting of Shareholders or until their successors are duly elected and qualified or their office is otherwise vacated. Professor Klein, Mr. Kurzweil, and Drs. Maxwell, Rothblatt, and Sullivan were each previously elected by shareholders at our 2021 Annual Meeting to serve a one-year term. Mr. Causey, Mr. Giltner, and Professor Mesa were each previously elected by shareholders at our 2019 Annual Meeting to serve a three-year term as Class II directors. Please see **Board Declassification** below for further details regarding our declassification process.
>
> **Directors are elected by a majority of votes cast at our Annual Meeting.** A majority of votes cast means that the number of votes cast for the director nominee's election must exceed the number of votes cast against that director nominee's election. Broker non-votes and abstentions are not considered votes cast and therefore have no impact on the election of directors. Cumulative voting is not permitted in the election of directors. Proxies may not be voted for more than nine nominees.
>
> Each of our director nominees has consented to be named in this Proxy Statement and to continue to serve on our Board of Directors, if elected. We do not anticipate that any nominee will become unable or unwilling to accept their nomination or election. If such an event should occur, the persons named on the proxy card intend to vote for the election of such other person as is selected by our Board in such nominee's stead. In the alternative, the persons named on the proxy card may simply vote for the remaining nominees, leaving a vacancy that may be filled at a later date by our Board of Directors, or our Board of Directors may reduce the size of our Board.
>
> **Our Board of Directors recommends that you vote FOR the election of each of the nominees.**

Selecting Directors

We believe that our directors should possess the highest personal and professional ethics, integrity, and values, and should be committed to representing the best interests of our shareholders. We also endeavor to have a Board of Directors that, as a whole, represents a range of experiences in business, government, education, and technology and in other areas that are relevant to our business activities. As reflected in our Corporate Governance Guidelines, our Board and our Nominating and Governance Committee seek to achieve a diversity of occupational and personal backgrounds on the Board, including with respect to gender, race, and ethnic diversity. We assess the effectiveness of our efforts in this respect during the annual evaluation process conducted by our Nominating and Governance Committee. In addition, our Nominating and Governance Committee seeks to recommend director candidates who will enhance the quality of our Board's deliberations and decisions, take their duties seriously, and promote the values and ethics to which we subscribe. Our Board also believes there are certain attributes every director should possess, which are described in the **Director Nominations and Diversity** section below. In evaluating incumbent directors for re-nomination to our Board, the members of our Nominating and Governance Committee consider a variety of factors. These include each director's independence, financial literacy, personal and professional accomplishments, tenure on and contributions to our Board, and experience in light of our business goals.

How We Select Our Director Nominees



Succession Planning

Our Nominating and Governance Committee considers current and long-term needs of our evolving business and seeks potential director candidates in light of emerging needs, our current Board structure, tenure, skills, diversity, and experience

Identification of Candidates

Our Nominating and Governance Committee engages in a search process for director candidates, led by its Chair

Our Nominating and Governance Committee considers candidates recommended by members of our Board, executive officers, shareholders, and other sources, and evaluates shareholder nominees using the same criteria as it uses to evaluate all other candidates

A shareholder who wishes to recommend a prospective nominee for our Nominating and Governance Committee's consideration should submit the candidate's name and qualifications to our Corporate Secretary at the address set forth under **Shareholder Communication with Directors** below

Qualifications Sought

To be considered, each director candidate must meet the following minimum criteria:

- Personal and professional integrity

- A record of exceptional ability and judgment

- Ability and willingness to participate fully and work constructively in Board activities, including active participation in meetings of our Board and any committees to which they are assigned

- Interest, capacity, and willingness, in conjunction with the other members of our Board, to serve the interests of our shareholders

- Reasonable knowledge of our field of operations, as well as familiarity with the principles of corporate governance

- Expertise needed to serve on one or more committees of our Board

- Independence, including the absence of any personal or professional relationships that would adversely affect the candidate's ability to serve our best interests and those of our shareholders

In addition, our Nominating and Governance Committee is interested in candidates who possess the following skills:

- The ability to contribute to the variety of opinions, perspectives, personal and professional experiences and backgrounds, as well as other characteristics that differ among members of our Board

- A desire to contribute positively to the existing tone and collaborative culture among our Board members

- Professional and personal experiences and expertise relevant to achievement of our strategic objectives

Meeting with Candidates

Once our Nominating and Governance Committee identifies a potential director nominee, it screens the candidate, performs reference checks, and conducts interviews with the assistance of our General Counsel and our Chairperson and Chief Executive Officer

If the outcome of that process is favorable, our Nominating and Governance Committee may recommend the candidate to our Board for consideration

Decision and Nomination

Our Nominating and Governance Committee recommends, and our full Board approves, the director candidates who are best qualified to serve the interest of our shareholders. Our Nominating and Governance Committee's evaluation of director nominees considers their ability to contribute these qualities and skills to our Board

Election

Each year, shareholders consider and elect directors at our Annual Meeting of Shareholders. In addition, our Board may appoint directors to fill vacancies upon the recommendation of our Nominating and Governance Committee during the year

> **Re-Nomination Process**
>
> Our Nominating and Governance Committee appreciates the importance of critically evaluating individual directors and their contributions to our Board in connection with re-nomination decisions.
>
> In considering whether to recommend re-nomination of a director for election at our Annual Meeting, our Nominating and Governance Committee conducts a detailed review, considering factors such as:
>
> - The extent to which the director's judgment, skills, qualifications, and experience (including those gained due to tenure on our Board) continue to contribute to our Board's success
> - Attendance and participation at, and preparation for, Board and committee meetings
> - Independence
> - Shareholder feedback, including the support received by those director nominees elected at our most recent Annual Meeting
> - Outside board and other affiliations, including any actual or perceived conflicts of interest
> - The extent to which the director continues to contribute to our Board's diversity

Board Diversity and Skills

We believe it is important that our Board is composed of individuals reflecting the diversity represented by our employees, our patients, and our communities. In recent years, our Nominating and Governance Committee has taken this priority to heart in its nominations process, and the diversity of our Board has grown significantly. With the addition of Dr. Linda Maxwell in 2020, we have continued to expand the diversity of our Board, which is among the most diverse of our peers. In response to feedback from shareholders, we provide below enhanced disclosure regarding the diversity and skillset of our Board.

	Causey	Dwek	Giltner	Klein	Kurzweil	Maxwell	Mesa	Olian	Patusky	Rothblatt	Sullivan	Thompson
Knowledge, Skills and Experience												
Public Board Experience*		●			●	●		●			●	●
Executive Management Experience	●	●			●		●	●		●	●	●
Financial Expertise	●	●	●			●	●	●	●	●	●	●
Legal							●		●	●		●
Government / Regulatory Experience						●	●		●		●	●
International		●	●			●	●	●		●		●
Science / Medicine		●			●	●	●		●	●		
Healthcare Industry Experience	●	●			●	●				●	●	●
Environmental, Social, and Governance	●	●	●	●		●	●	●	●	●	●	●
Gender												
Male	●	●	●		●				●		●	●
Female				●		●	●	●		●		
Race / Ethnicity												
African American or Black						●					●	
Alaskan Native or American Indian												
Asian												
Hispanic or Latinx							●					
Native Hawaiian or Pacific Islander												
White	●	●	●	●	●	●	●	●	●	●		●
LGBTQ+										●		

*   Denotes experience serving on the board of directors of one or more public companies other than United Therapeutics.



Board Skill	Why This Skill is Important to Our Board
Public Company Board Experience	Public companies face heightened public scrutiny and legal, regulatory, and accounting requirements unlike those faced by private companies
Executive Management Experience	Management of large organizations such as United Therapeutics can be extremely complex and challenging, and experience with executive management can help provide the context needed for overseeing our executive officers
Financial Expertise	It is extremely important that we manage our company in a fiscally conservative manner, and present our financial results in a clear, accurate, and reliable manner, navigating the complexity of evolving accounting standards and regulatory requirements
Legal	In our business we encounter extremely complex legal issues and challenges, including threatened and actual litigation, and compliance with a myriad of laws and regulations
Government / Regulatory Experience	There are fewer industries more heavily regulated than the biopharmaceutical and medical device industries. Regulatory expertise helps ensure appropriate oversight of our compliance and regulatory functions, which are critical to our success
International	While most of our operations are U.S.-based, we conduct clinical trials and commercial distribution of our products worldwide
Science / Medicine	Our success is heavily dependent on our ability to successfully conduct insightful research and development efforts often involving cutting-edge technologies, and to manufacture our products using highly complex technologies
Healthcare Industry Experience	The healthcare sector presents unique challenges, and given our patient-centric mission experience in the healthcare field is extremely valuable
Environmental, Social, and Governance	We believe that ESG issues present important challenges, as well as the opportunity to build sustainable value for shareholders and other key stakeholders. We are committed to pursuing critically important ESG goals, while also delivering excellent financial performance for our shareholders

The following chart provides diversity information related to our Board in accordance with Nasdaq requirements.

Board Diversity Matrix (as of April 29, 2022)

Board Size:				
Total Number of Directors			12	

Gender:	Male	Female	Non-Binary	Gender Undisclosed
Number of directors based on gender identity	7	5	0	0
Number of directors who identify in any of the categories below:				
African American or Black	1	1	0	0
Alaskan Native or American Indian	0	0	0	0
Asian	0	0	0	0
Hispanic or Latinx	0	1	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	6	5	0	0
Two or More Races or Ethnicities	0	2	0	0
LGBTQ+		1		
Undisclosed		0		

Proxy Access

We amended our bylaws in 2015 to implement proxy access, which allows shareholders to nominate and include in our Proxy Statement their own director nominees, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our bylaws. Our Board carefully considered feedback we received from our shareholders in creating a thoughtfully designed and balanced approach to proxy access that mitigates the risk of abuse and protects the interests of all of our shareholders, while affording a meaningful proxy access right. Shareholders who wish to nominate directors for inclusion in our Proxy Statement in accordance with the procedures in our bylaws should follow the instructions under **Other Matters—Shareholder Proposals and Director Nominations** in this Proxy Statement.

Majority Voting

In June 2015, as part of our Board's ongoing review of our corporate governance policies, we amended our bylaws to provide that director nominees are elected by a majority of votes cast in uncontested director elections. A majority of votes cast means that the number of votes cast for the director nominee's election must exceed the number of votes cast against that director nominee's election. In connection with this bylaw amendment, our Board also adopted the director resignation policy set forth in our Corporate Governance Guidelines, providing that any director who is not elected by a majority of the votes cast is expected to tender their resignation to our Nominating and Governance Committee. Our Nominating and Governance Committee will recommend to our Board whether to accept or reject the resignation offer, or whether other action should be taken, considering all factors that our Nominating and Governance Committee believes are relevant. Our Board will act on our Nominating and Governance Committee's recommendation within 90 days following certification of the election results. Any director who tenders their resignation pursuant to our director resignation policy will not participate in the proceedings of either our Nominating and Governance Committee or our Board with respect to their own resignation offer.

Policy on Overboarding

In 2020, we updated our Corporate Governance Guidelines to reduce our overboarding limit, such that directors are not permitted to serve on more than four public company boards (including our Board). This limit is below the limit of five boards contained in the guidelines of major proxy advisory firms, and satisfies the proxy voting criteria of our largest shareholders. In fact, this action was taken in direct response to feedback received during our shareholder outreach process in 2019. All of our directors satisfy our updated overboarding policy.

Board Declassification

At our 2020 Annual Meeting of Shareholders, our shareholders approved an amendment to our Amended and Restated Certificate of Incorporation to eliminate the classification of our Board. As a result, the classified nature of our Board is being phased out. As the term of each class of directors expires, they will be subject to re-election (if re-nominated by our Board) to a one-year term, instead of a three-year term. This year, nine of our twelve directors have been nominated for re-election to one-year terms. At our 2023 Annual Meeting of Shareholders, all of our directors will be subject to annual election for one-year terms.

Stock Ownership Guidelines

In 2011, our Board adopted Stock Ownership Guidelines applicable to our directors and our Named Executive Officers in order to further align the financial interests of our directors and Named Executive Officers with those of our shareholders, to foster a long-term management orientation, and to promote sound corporate governance. For non-employee members of our Board, our Stock Ownership Guidelines provide an ownership target equal to the lesser of 5,000 shares or a value equivalent to five times the annual cash Board retainer. The policy includes procedures for granting exemptions in the case of hardship. Ownership targets for our Named Executive Officers (including those serving on our Board) are described below under **Compensation Discussion and Analysis—Other Executive Compensation Policies and Practices—Stock Ownership Guidelines**.

Board of Directors and Nominees

The following presents information concerning persons nominated for election as directors at our Annual Meeting and for those of our directors whose terms of office will continue after our Annual Meeting, including their age as of the date of this Proxy Statement, membership on committees of our Board, principal occupations or affiliations during the last five years or more, director qualifications, and certain other directorships held. For additional information concerning the director nominees, including stock ownership and compensation, see the section entitled **Non-Employee Director Compensation** and the **Other Matters—Beneficial Ownership of Common Stock** table below.

Nominees for Election at our 2022 Annual Meeting of Shareholders

Professor Klein, Mr. Kurzweil, and Drs. Maxwell, Rothblatt, and Sullivan were each previously elected by shareholders at our 2021 Annual Meeting to serve a one-year term. Mr. Causey, Mr. Giltner, and Professor Mesa were each previously elected by shareholders at our 2019 Annual Meeting to serve a three-year term as Class II directors.



Christopher Causey, M.B.A.

Age: 59

Director Since: 2003

Committees:

Nominating and Governance (Chair)
Audit

Background

Mr. Causey served as the Principal of the Causey Consortium, a professional services organization providing business strategy and marketing counsel to the healthcare industry, from 2002 until his retirement in 2021. Previously, Mr. Causey served as a senior marketing officer for a variety of healthcare companies. From 2001 to 2002, Mr. Causey served as Chief Marketing Officer for Definity Health Incorporated. He was also a member of the board of directors of Data Sciences International, Inc., a private company that develops wireless physiological monitoring solutions, from 2008 to 2013. Mr. Causey currently serves on the Board of Trustees of The College of Wooster.

Director Qualifications

Drawing upon nearly 30 years of experience in strategic planning and marketing for health care delivery, financing, and biotechnology organizations, including as Principal of Causey Consortium, Mr. Causey brings to our Board substantial experience in the health care and biotech industries. Our Board benefits from Mr. Causey's extensive leadership experience as a senior health care marketing executive. Our Board has determined that Mr. Causey meets the financial sophistication requirements of Nasdaq's listing standards for Audit Committee members.



Richard Giltner

Age: 58

Director Since: 2009

Committees:

Audit (Chair)
Nominating and Governance

Background

From 2009 until his retirement in 2010, Mr. Giltner was a portfolio manager at Lyxor Asset Management, an asset management group at the French bank Société Générale. From 2006 until 2009, he served as a managing director of Société Générale Asset Management, an international fund management firm, and head of the European office for its fund of hedge funds group. From 2003 to 2006, Mr. Giltner was the global head of foreign exchange options for the investment banking arm of Société Générale. He also held various other managerial positions within Société Générale from 1991 until 2003. Mr. Giltner has been a private investor since his retirement from Société Générale in 2010.

Director Qualifications

Mr. Giltner brings to our Board decades of experience in the financial sector, including international financial markets, financial derivatives, alternative investments, and asset management. As our business continues to grow and expand, our Board benefits from Mr. Giltner's global business and financial experience and his perspective as an institutional investor, as well as his leadership experience in international finance from his service in various management roles at Société Générale. Our Board has determined that Mr. Giltner is an audit committee financial expert as defined under the rules and regulations of the SEC and meets the financial sophistication requirements of Nasdaq's listing standards for Audit Committee members.



Katherine Klein, Ph.D.

Age: 65

Director Since: 2014

Committees:

None

Background

Professor Klein has served as the Vice Dean of the Wharton Social Impact Initiative since July 2012, and as The Wharton School's Edward H. Bowman Professor of Management since 2005. She also served as Professor of Management of The Wharton School from 2004 to 2005. Prior to joining Wharton, Professor Klein was on the faculty of the University of Maryland and a visiting professor at the Stanford Graduate School of Business. She received her B.A. from Yale University, and her Ph.D. in Community Psychology from the University of Texas at Austin. An award-winning organizational psychologist, Professor Klein has conducted extensive field research regarding a range of topics including team leadership, climate, conflict, social networks, and effectiveness; organizational change and technology implementation; employee diversity; and employee responses to stock ownership. She has taught executive education and consulted with and studied a variety of for profit and non-profit organizations including Charles Schwab, Rohm and Haas, North American Scientific, Medtronic, The Baltimore Shock Trauma Center, Penn Vet, the U.S. Census Bureau, and the Korean Management Association. Her research has been published in numerous top journals including Administrative Science Quarterly, Journal of Applied Psychology, the Academy of Management Journal, and the Academy of Management Review. She is also a former associate editor of the Journal of Applied Psychology and Administrative Science Quarterly. Professor Klein is a Fellow of the Academy of Management, the Society for Industrial and Organizational Psychology, the American Psychological Association, and the Association for Psychological Science.

Director Qualifications

As a professor and Vice Dean at one of the world's leading business schools, Professor Klein brings valuable expertise in organizational behavior, social impact, and employee ownership culture, topics that are of vital importance to a growing biotech company like United Therapeutics. As we adapt to the needs of a larger company while balancing our goal of maintaining an entrepreneurial culture designed to foster continued high growth and innovation, Professor Klein provides valuable insight to our Board. Additionally, as Vice Dean of the Wharton Social Impact Initiative, Professor Klein is highly qualified to help guide United Therapeutics' thinking about the social impact of its business operations.



Ray Kurzweil

Age: 74

Director Since: 2002

Committees:

None

Background

Mr. Kurzweil is an inventor, entrepreneur, and author, and has created several important technologies in the artificial intelligence field. He has received the National Medal of Technology, the MIT Lemelson Prize, twenty-one honorary doctorates, a Grammy award for his contributions to music technology, and honors from three U.S. Presidents. In 2002, Mr. Kurzweil was inducted into the National Inventors Hall of Fame. Since 1995, Mr. Kurzweil has served as the Chief Executive Officer of Kurzweil Technologies, Inc., a technology development firm. Since January 2013, he has also served as a Director of Engineering for Google, a global technology and Internet search company. Mr. Kurzweil previously served on the boards of directors of Inforte Corp. and Medical Manager Corporation, both of which were publicly-traded.

Director Qualifications

Mr. Kurzweil brings to our Board extensive technological experience as an inventor and technology developer. His technical experience in the areas of artificial intelligence, telemedicine, and pharmaceutical research and development, and his experience in building businesses around his inventions, provide our Board with perspective in evaluating current and proposed technologies and business opportunities. Mr. Kurzweil also brings to our Board substantial corporate leadership experience from his role as Chief Executive Officer of Kurzweil Technologies, Inc., as well as public company governance experience through previous directorships.



Linda Maxwell, M.D., M.B.A.

Age: 48

Director Since: 2020

Committees:

Audit

Background

Dr. Maxwell has been a head and neck surgeon in private practice since 2006, and is a medical educator, a published scientific author, and a health technology entrepreneur and innovator. Dr. Maxwell is Adjunct Professor of Surgery at the University of Toronto, Distinguished Visiting Professor at Ryerson University, and Associate Scientist at the Li Ka Shing Knowledge Institute in Toronto. She served as Founding and Executive Director of the Biomedical Zone in 2015—Canada's only hospital-embedded, physician-led business incubator for emerging health technology companies—and has guided a wide variety of startup companies through clinical development, capitalization, and commercialization. Dr. Maxwell also managed a life sciences tech transfer portfolio at the University of Oxford and the UK National Health Service, executing patent strategy, spin-out company formation, and early stage capital raising. She has also served as a healthcare innovation expert to various Canadian federal, provincial, and local government entities, as a member of the Department Audit Committee of the Public Health Agency of Canada, and as an advisor to the Canadian Medical Association and the Canadian Space Agency. She is a graduate of Harvard College and Yale Medical School, and holds an MBA from Oxford University. Dr. Maxwell completed surgical training at the University of Toronto and is double board certified in Otolaryngology-Head Neck Surgery and Facial Plastic Reconstructive Surgery. She holds an ICD.D designation, awarded by the Institute of Corporate Directors, University of Toronto, School of Management. She previously served as a member of the board of directors of Profound Medical Inc., a publicly-traded company. In March 2021, she became an Operating Partner of DCVC, a Silicon Valley-based based venture capital firm, where she focuses on portfolio company governance and due diligence.

Other Current Public Company Board

- ImmuneBio, Inc.

Director Qualifications

Dr. Maxwell brings to our Board important expertise as a medical doctor, as a health technology entrepreneur and innovator, and as an expert in corporate governance. Her experience in guiding emerging health technology companies through clinical development and commercialization is highly valued to an entrepreneurial biotech company like United Therapeutics. In addition, our Canadian operations have become increasingly important in recent years, so Dr. Maxwell's knowledge of the Canadian regulatory environment is very valuable to us. Our Board has determined that Dr. Maxwell meets the financial sophistication requirements of Nasdaq's listing standards for Audit Committee members.



Nilda Mesa, J.D.

Age: 62

Director Since: 2018

Committees:

Compensation
Nominating and Governance

Background

Professor Mesa has had a long and innovative career in environment, energy, and sustainability at the city, state, national, and global levels, and now writes and presents extensively on climate, energy, equity, and urban systems relating to them. From 2014 to 2016, Professor Mesa served as Director of the New York City Mayor's Office of Sustainability, where she led the pathbreaking OneNYC long-term sustainability plan for the city. As chief sustainability officer for New York City, she oversaw programs in climate, energy, sustainability, air quality and public health, waste, green buildings, transportation, public education, and other initiatives. In 2016, she returned to Columbia University as an adjunct professor at the School of International and Public Affairs, as well as Director of the Urban Sustainability and Equity Planning Program with Columbia's Center for Sustainable Urban Development at the Earth Institute. She is currently Adjunct Professor in the Graduate School of Architecture, Planning, and Preservation. In 2006, she founded Columbia's Office of Environmental Stewardship, one of the first in the United States for a university. She also served as Chief Administrative Officer at the Columbia Journalism School from 2012 to 2014. Before joining Columbia, Professor Mesa served in environmental leadership roles at the White House Council on Environmental Quality, the U.S. Air Force, the U.S. Environmental Protection Agency, and the California Attorney General's office, and practiced law in both the public and private sectors. Her work has involved extensive international experience, including most recently a 2018 to 2021 appointment as a visiting professor and lecturer at the Paris School of International Affairs at SciencesPo (Paris Institute of Political Studies), an international research university in France. She is the co-author of *Collaborating for Climate Resilience* (Routledge, 2021), and a contributor to *Smarter New York City: How City Agencies Innovate* (Columbia University Press, 2019). She is a graduate of Harvard Law School and Northwestern University.

Director Qualifications

Professor Mesa brings to our Board extensive executive leadership experience, particularly in the area of environmental stewardship, energy, and sustainability. As we continue to operate and grow our business in an environmentally sustainable fashion, we expect Professor Mesa's insights to be extremely valuable. In addition, our Board benefits from her experience working in a variety of scientific, academic, government, legal, and international settings.



Judy Olian, Ph.D.

Age: 70

Director Since: 2015

Committees:

Audit

Background

Dr. Olian has served as President of Quinnipiac University since July 2018. Previously, she served as dean of the UCLA Anderson School of Management and the John E. Anderson Chair in Management from 2006 to 2018. Her research and business expertise centers on aligning organizational strategies and design with human resource systems and incentives, and managing top management teams. She began her UCLA appointment after serving as dean and professor of management at the Smeal College of Business Administration at Pennsylvania State University. Earlier, she served in various faculty and executive roles at the University of Maryland and its Robert H. Smith School of Business. Dr. Olian serves or has been a member of various advisory boards (including the U.S. Studies Centre at the University of Sydney, Peking University Business School's International Advisory Board, the Connecticut Governor's Workforce Council, the Business-Higher Education Forum, New Haven Promise, and Catalyst, a leading global think tank for women in business) and served as Chair of the Loeb Awards for Business Journalism. Born and raised in Australia, Dr. Olian received her B.S. in Psychology from the Hebrew University, Jerusalem and her M.S. and Ph.D. in Industrial Relations from the University of Wisconsin, Madison. She was the Chair of AACSB International, the premier thought leadership and accreditation organization for leading global business schools, and currently serves on the board of directors of Ares Management, L.P., a publicly-traded global alternative asset management firm, and Mattel, Inc., a publicly-traded multinational toy manufacturing company.

Other Current Public Company Boards

- Ares Management, L.P.
- Mattel, Inc.

Director Qualifications

As the president of a prestigious university and former dean of one of the world's leading business schools, Dr. Olian brings valuable expertise in managing and leading a large organization. Her academic expertise, which centers on the alignment of organizational strategies with human resource systems and incentives, provides valuable insight to a growing biotech company like United Therapeutics. In addition, her service as a director of Ares Management and Mattel provides valuable public company board experience. Our Board has determined that Dr. Olian meets the financial sophistication requirements of Nasdaq's listing standards for Audit Committee members.



Martine Rothblatt, Ph.D., J.D., M.B.A.

Age: 67

Director Since: 1996
Chairperson of the Board
Chief Executive Officer

Committees:

None

Background

Dr. Rothblatt founded United Therapeutics in 1996 and has served as Chairperson and Chief Executive Officer since its inception. Previously, she created the satellite radio company SiriusXM. She is an inventor or co-inventor on nine U.S. patents, with additional patents pending. Her pioneering book, *Your Life or Mine: How Geoethics Can Resolve the Conflict Between Private and Public Interests in Xenotransplantation*, anticipated the need both for global virus bio-surveillance and a greatly expanded supply of transplantable organs.

Director Qualifications

Dr. Rothblatt brings to our Board extensive leadership and business experience at technology companies, as well as in depth knowledge of our company from her service as our founder, Chairperson, and Chief Executive Officer. She also has substantial knowledge of medical ethics, having obtained her Ph.D. in medical ethics from the University of London.



Louis Sullivan, M.D.

Age: 88

Director Since: 2002

Committees:

Compensation
Nominating and Governance

Background

Dr. Sullivan was the founding President of Morehouse School of Medicine, from 1981 to 1989, served as President again from 1993 to 2002, and has served as President Emeritus since 2002. Dr. Sullivan was also one of the founders and served as Chair of Medical Education for South African Blacks, Inc., a member of the National Executive Council for the Boy Scouts of America, and a member of the Board of Trustees of Little League of America. Dr. Sullivan served as Secretary of the U.S. Department of Health and Human Services from 1989 to 1993. He is a physician certified in internal medicine with a sub-specialty certification in hematology. Dr. Sullivan currently serves on the board of directors of Emergent BioSolutions, Inc. (since 2005), a publicly-traded company. He also serves as Co-Chair of the Henry Schein Cares Foundation. Dr. Sullivan previously served on the boards of directors of a wide range of public companies, including General Motors Company, BioSante Pharmaceuticals, Inc., Bristol Myers Squibb Company, Cigna Corporation, 3M Company, Henry Schein, Inc., Household International (now HSBC), Equifax, and Georgia Pacific Corporation.

Other Current Public Company Board

- Emergent BioSolutions, Inc.

Director Qualifications

Dr. Sullivan brings to our Board extensive experience in the healthcare industry as a public official from his service as Secretary of the U.S. Department of Health and Human Services, a physician certified in internal medicine, and a professor and an administrator at Morehouse School of Medicine. He also has substantial public company board experience gained from his service as a director of Emergent BioSolutions, Inc., as well as his extensive previous public company board service.

Class III Directors Continuing in Office with Terms Ending in 2023

Each Class III director was previously elected by shareholders at the 2020 Annual Meeting.



Raymond Dwek, C.B.E., F.R.S.

Age: 80

Director Since: 2002

Committees:

Compensation

Background

Professor Dwek is a Fellow of the Royal Society, London, and served as Director of the Glycobiology Institute at the University of Oxford from 1988 to 2021. He also served as Professor of Glycobiology at the University of Oxford from 1988 through 2009, and currently serves as Professor Emeritus. He was President of the Institute of Biology (a professional organization) from 2008 through 2010. From 2000 to 2006, Professor Dwek served as head of the Department of Biochemistry at the University of Oxford. Professor Dwek has been serving in various positions at the University of Oxford since 1966. In 1988, Professor Dwek was the scientific founder of Oxford GlycoSciences PLC, which was publicly-traded on the London Stock Exchange and Nasdaq, and he served as a member of its board of directors until its sale in 2003. He was the 2007 Kluge Chair of Technology and Society at the U.S. Library of Congress. Professor Dwek is the founder of glycobiology, the study of the structure, biosynthesis, and biology of sugar chains attached to proteins.

Director Qualifications

Professor Dwek has extensive scientific experience as both the head of the Department of Biochemistry at the University of Oxford, one of the world's largest biochemistry departments, and as a biotechnology innovator at organizations such as the Glycobiology Institute and Oxford GlycoSciences PLC. In evaluating existing and potential new programs, our Board benefits from his scientific insight and experience in pharmaceutical research and development.



Christopher Patusky, J.D., M.G.A.

Age: 58

Director Since: 2002
Vice Chair of the Board
Lead Independent Director

Committees:

Compensation (Chair)
Nominating and Governance

Background

Mr. Patusky has more than 30 years of experience in the private, public, and nonprofit sectors. After graduating from Harvard Law School, he clerked and practiced law from 1988 to 2000, focusing on litigation, intellectual property, and business startups. His legal work included co-leading a team that obtained the first approval from the Federal Communications Commission and the United Nations' International Telecommunications Union of the use of stratospheric stations for delivery of telecommunication services worldwide. After receiving a master's degree in governmental administration from the University of Pennsylvania in 2001, Mr. Patusky served from 2002 to 2007 as the Executive Director and member of the faculty of the University of Pennsylvania's Fels Institute of Government. At Fels, he directed the implementation of a first of its kind performance management system for the 270 schools of the Philadelphia School District, which received an IBM Business of Government Award. From 2007 to 2011, Mr. Patusky was the Director of the Office of Real Estate and a member of the Senior Policy Team at the Maryland Department of Transportation where he served on the Secretary's sustainability committee while focusing his efforts on the Governor's Transit Oriented Development (**TOD**) policy initiative, including drafting and overseeing passage of the Maryland TOD law and then using the newly-created authority under that law to advance real estate developments adjacent to Maryland's transit stations. Since 2012, Mr. Patusky has served as the founding principal of Patusky Associates, LLC, which serves as a personal investment vehicle, and as an executive manager of Slater Run Vineyards, LLC, his family's farm-based vineyard and winery.

Director Qualifications

Mr. Patusky brings to our Board extensive legal, regulatory, business, governance, financial, and international experience from his varied career. Our Board has determined that Mr. Patusky meets the financial sophistication requirements of Nasdaq's listing standards for Audit Committee members.



Tommy Thompson, J.D.

Age: 80

Director Since: 2010

Committees:

Audit

Background

Before entering the private sector in 2005, Governor Thompson enjoyed a long and distinguished career in public service. As Secretary of the U.S. Department of Health and Human Services from 2001 to 2005, he was a leading advocate for the health and welfare of all Americans. He also served four terms as Governor of Wisconsin from 1987 to 2001. Governor Thompson served as Interim President of the University of Wisconsin System from July 2020 through March 2022. Governor Thompson served as a partner at the law firm of Akin Gump Strauss Hauer & Feld LLP in Washington, D.C. from 2005 until January 2012, and as an Adjunct Senior Advisor from 2017 to 2020. From 2005 to 2009, he also served as the Independent Chair of the Deloitte Center for Health Solutions, which researches and develops solutions to some of our nation's most pressing health care and public health related challenges. He currently serves as Chair of the boards of directors of Physicians Realty Trust and TherapeuticsMD, Inc., both of which are publicly-traded. He previously served on the boards of various other public companies, including Cancer Genetics Inc., CareView Communications, Inc., Centene Corporation, CNS Response, Inc., C.R. Bard, Inc., Cytori Therapeutics, Inc., SpectraScience, Tyme Technologies, Inc., and X Shares Advisors, and as the Chair of the board of directors of AGA Medical Holdings, Inc. from 2005 to 2010.

Other Current Public Company Boards

- Physicians Realty Trust
- TherapeuticsMD, Inc.

Director Qualifications

Governor Thompson brings to our Board significant experience in the healthcare industry, both as a public official (former Secretary of the U.S. Department of Health and Human Services) and in the private sector (Deloitte Center for Health Solutions), as well as public company board experience and knowledge of legislative affairs. Governor Thompson's legal experience from his private practice at Akin Gump also is useful in our Board's oversight of our legal and regulatory compliance. Our Board has determined that Governor Thompson meets the financial sophistication requirements of Nasdaq's listing standards for Audit Committee members.

Director Independence

Our Board has made the following independence determinations:

- **General Independence:** Christopher Causey, Raymond Dwek, Richard Giltner, Katherine Klein, Ray Kurzweil, Linda Maxwell, Nilda Mesa, Judy Olian, Christopher Patusky, Louis Sullivan, and Tommy Thompson are independent in accordance with the Nasdaq listing standards

- **Management Director:** Martine Rothblatt is not independent due to her employment as our Chief Executive Officer

- **Audit Committee Standards:** Christopher Causey, Richard Giltner, Linda Maxwell, Judy Olian, and Tommy Thompson meet the heightened independence standards for audit committee members set forth in rules promulgated under the Securities Exchange Act of 1934, as amended (the **Exchange Act**)

- **Compensation Committee Standards:** Raymond Dwek, Nilda Mesa, Christopher Patusky, and Louis Sullivan meet the heightened independence standards for compensation committee members under the Nasdaq listing standards

- **Nominating and Governance Committee Standards:** Christopher Causey, Richard Giltner, Nilda Mesa, Christopher Patusky, and Louis Sullivan meet the independence standards for nominating committee members under the Nasdaq listing standards

Board Structure

Board Leadership

Our Board believes that it is important to evaluate and determine the most appropriate Board leadership structure so that our Board can both provide effective, independent oversight of management and facilitate its understanding of our business. To carry out this responsibility, our Corporate Governance Guidelines empower our Board to periodically evaluate and determine the appropriate leadership structure for our Board. In doing so, our Board has the flexibility to consider our specific circumstances and evolving needs at any given time.

Our Board has determined that at this time, the leadership structure best suited to support the dynamic demands of our business is to have Dr. Rothblatt, who founded our company, serve as Chairperson of our Board and Chief Executive Officer, and to appoint a Lead Independent Director with robust, well-defined responsibilities. Our Board believes that Dr. Rothblatt serving in the combined roles of Chairperson and Chief Executive Officer provides an efficient and effective leadership model for a growing entrepreneurial company like ours, as it fosters clear accountability, effective decision-making, and alignment on corporate strategy. In addition, because our Board works closely with our executive officers and members of senior management, there is a natural synergy in the combined Chairperson and Chief Executive Officer roles that facilitates our Board's guidance of management. The Board will continue to monitor the appropriateness of this structure.

Our Board also believes that independent leadership is an important aspect of our Board's leadership structure. As a result, the independent directors on our Board have designated Mr. Patusky as Lead Independent Director.

Lead Independent Director

- Our Lead Independent Director is selected annually by the independent directors

- Among other responsibilities, our Lead Independent Director:

  - coordinates the activities of our independent directors;

  - approves Board meeting schedules and agendas;

  - chairs all meetings of our Board when the Chairperson is not present, including executive sessions of our independent directors; and

  - serves as principal liaison between our independent directors and our Chairperson and senior management

- Our Lead Independent Director also has the authority to call executive sessions of the independent directors and is available for consultation and communication with major shareholders

A more detailed description of the responsibilities of the Lead Independent Director is included in our Corporate Governance Guidelines, which are available on our website at ir.unither.com/corporate-governance

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Committees of our Board of Directors

Our Board has three standing committees. A summary of each committee's duties and each committee's current composition can be found below. Additional detail on each committee's duties can be found in each committee's charter. Each committee's charter provides that it may delegate responsibilities to subcommittees if it determines such a delegation would be in the best interest of our company. Committee charters can be found on our website at ir.unither.com/corporate-governance.

Audit Committee

Members:

Richard Giltner (Chair)
Christopher Causey
Linda Maxwell
Judy Olian
Tommy Thompson

Meetings in 2021: 5

Primary Responsibilities

- Representing and assisting our Board in its oversight responsibilities regarding our accounting and financial reporting processes, the audits of our financial statements, and system of internal controls over financial reporting, including the integrity of our financial statements, and the qualifications and independence of Ernst & Young LLP, our independent registered public accounting firm

- Retaining and terminating our independent auditors

- Approving in advance all audit and non-audit services to be performed by our independent auditors

- Approving related party transactions

- General oversight of risks related to our financial statements, internal controls, financial reporting processes, information technology, cybersecurity, and compliance with federal securities laws

For additional information regarding the processes and procedures used by our Audit Committee, see the section entitled **Report of our Audit Committee** below.

Compensation Committee

Members:

Christopher Patusky (Chair)

Raymond Dwek

Nilda Mesa

Louis Sullivan

Meetings in 2021: 4

Our Compensation Committee oversees our compensation plans and policies, reviews and approves compensation for our executive officers, oversees the administration of our equity incentive and share tracking awards plans and our Supplemental Executive Retirement Plan, and reviews and approves grants of stock options to our executive officers and the methodology and formulae for granting stock options and restricted stock units to other employees.

Primary Responsibilities

- Creating a system for awarding long-term and short-term performance-oriented incentive compensation to attract and retain senior management, and reviewing our compensation plans to confirm that they are appropriate, competitive, and properly reflect our goals and objectives while managing risk

- Assisting our Board in discharging its responsibilities regarding compensation of our executive officers

- Evaluating our CEO and setting our CEO's compensation

- Overseeing human capital management and diversity, equity, and inclusion matters

For additional information regarding the processes and procedures used by our Compensation Committee, see the section entitled **Compensation Discussion and Analysis** below.

Nominating and Governance Committee

Members:

Christopher Causey (Chair)

Christopher Patusky

Richard Giltner

Nilda Mesa

Louis Sullivan

Meetings in 2021: 7

Primary Responsibilities

In addition to the responsibilities described in the section entitled **How We Select Our Director Nominees** above, our Nominating and Governance Committee's primary responsibilities include:

- Proposing nominees for election to our Board

- Proposing nominees to fill vacancies on our Board and newly created directorships

- Reviewing candidates for election to our Board recommended to us by our shareholders

- Recommending committee membership and committee chairs

- Reviewing management succession plans

- Evaluating and overseeing issues and developments with respect to corporate governance, and making recommendations to our Board regarding corporate governance

- Overseeing our compliance program and our enterprise risk management program

- Overseeing our ESG disclosure program, and PBC oversight and reporting

- Overseeing company policies and practices regarding political contributions

- Overseeing compliance with stock ownership guidelines

Corporate Governance Guidelines and Committee Charters

Upon the recommendation of our Nominating and Governance Committee, our Board maintains Corporate Governance Guidelines as a framework for the governance of our company. These guidelines are reviewed annually by our Nominating and Governance Committee, which recommends any changes to be submitted to the full Board for approval. Most recently, in 2021, our Corporate Governance Guidelines were updated to, among other things: (1) address PBC-specific obligations; and (2) make clear that our Nominating and Governance Committee actively seeks out women and minority candidates in the pool from which new Board members are chosen. Our Corporate Governance Guidelines, along with the charter for each Board committee, are available electronically in the **Corporate Governance** section of the **Investors** page of our website, located at ir.unither.com/corporate-governance, or by writing to us at United Therapeutics Corporation, Attention: Corporate Secretary, 1735 Connecticut Avenue N.W., Washington, D.C. 20009.

Board Roles and Responsibilities

Risk Oversight

Our Board is responsible for overseeing the risks facing our company. Our Board works directly with our executive officers and other members of our senior management team in carrying out its risk oversight function. Our directors take a proactive, interested, and detailed approach to their service on our Board and set expectations to promote our success through the achievement of business objectives while maintaining high standards of responsibility and ethics.

BOARD

- At its regularly scheduled meetings, our Board receives reports from our Chairperson and Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, and General Counsel, and may also receive reports from the Committee Chairs, outside consultants, and other members of senior management, among others. These presentations often include identification and assessment of risks our company currently faces or may face in the future

- Our Board asks questions, discusses and provides guidance to management on the risks presented, as well as any risks that our Board identifies

- Our Board implements its risk oversight function both as a whole and through delegation to various committees. These committees meet regularly and report back to the full Board

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AUDIT COMMITTEE

- Our Audit Committee's responsibilities include general oversight of our company's risks related to matters involving or impacting financial statements, internal controls, federal securities laws, financial reporting processes, information technology, and cybersecurity. Our Audit Committee coordinates with our Nominating and Governance Committee concerning oversight of risk assessment and risk management

COMPENSATION COMMITTEE

- Our Compensation Committee's duties include overseeing an assessment of the incentives and risks arising from or related to our compensation policies and practices, including but not limited to those applicable to our executive officers, and evaluating whether those incentives and risks are appropriate (see **Compensation Risk Assessment** below)

NOMINATING AND GOVERNANCE COMMITTEE

- Our Nominating and Governance Committee's responsibilities include oversight of our company's practices with respect to legal and regulatory compliance risk, as well as oversight of our enterprise risk management program

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MANAGEMENT

- Our senior management team is responsible for assessing risk on a daily basis. Our Board expects that our senior management team continually identifies, assesses, and manages the short-term and long-term risks faced by our company. If members of our senior management team identify risks that are material to United Therapeutics, our Board may convene a special meeting to discuss, assess, and address such risks

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Compensation Risk Assessment

In April 2022, our Compensation Committee reviewed a risk assessment conducted by management and our Compensation Committee's independent compensation consultant to determine whether the design of our employee compensation programs and the amounts and components of employee compensation might create incentives for excessive risk taking by our employees. Based on this review, our Compensation Committee concluded that the risks arising from our employee compensation programs are not reasonably likely to have a material adverse effect on our company. Our Compensation Committee believes that our compensation programs encourage employees, including our executives, to remain focused on an appropriate balance of the short-term and long-term operational and financial goals of our company, thereby reducing the potential for actions that involve an excessive level of risk. See the section entitled **Compensation Discussion and Analysis** below for information regarding certain risk mitigating features of our compensation programs.

Shareholder Engagement

How We Engage

Investor Relations and Senior Management

We provide investors with many opportunities to provide feedback to our Board and senior management. We participate in investor conferences throughout the year, and regularly meet with our shareholders.

Board Involvement

Directors regularly and actively engage with our shareholders. For several years, our Compensation Committee Chair has actively sought to engage with our top 25+ shareholders at least once, and usually twice, per year. Our Nominating and Governance Committee Chair also engages with our shareholders on other governance topics.

2021 Engagement

We offered to meet with shareholders before our 2021 Annual Meeting, reaching out to 36 of our largest shareholders that collectively held over 70% of our outstanding shares. Most investors declined a conversation at that time, because they had already confirmed satisfaction with our response to their 2020 feedback during our fall shareholder outreach campaign, and had no further questions upon review of our 2021 Proxy Statement. Only one shareholder (holding 9% of our outstanding shares) accepted our engagement offer, and that conversation was focused on our contemplated PBC conversion.

We also sought to engage with our shareholders following the 2021 Annual Meeting, again offering to meet with shareholders that collectively held over 70% of our outstanding shares (37 of our largest shareholders) and holding discussions with the five shareholders that accepted our offer and collectively held approximately 26% of our outstanding shares. These conversations were focused on the PBC proposal presented at our special meeting of shareholders in September 2021.

Outcomes from Shareholder Engagement

Each year, we consider shareholder feedback carefully, and have modified our governance practices, executive compensation program, and disclosures in light of this feedback. Some of the actions we have taken in response to shareholder feedback over the past several years include:

Governance

- Adoption of majority voting (2015)
- Adoption of proxy access (2015)
- Board declassification (2020)
- Stricter overboarding limits for directors (2020)

ESG

- Commenced ESG disclosure program, resulting in the creation of our corporate responsibility website and our first annual corporate responsibility report (2020)
- Launched effort to become the first-ever public biopharmaceutical company organized as a public benefit corporation (2021)

Executive Compensation

- Renegotiated our Chief Executive Officer's employment agreement to eliminate her entitlement to an annual stock option grant based on a market capitalization formula, and to eliminate an excise tax gross-up provision (2015)
- Shifted to 100% performance-based equity compensation program for our Named Executive Officers (2017)
- Reduced annualized total direct compensation for our CEO to approximately the 50th percentile of our peer group (2019)
- Reduced compensation for our CEO by 89% in 2020, compared to 2019 (2020) and by 92% in 2021, when compared to 2019 (2021)
- Addressed 2020 Say-on-Pay voting result through responsive changes and disclosures (2021)

Enhanced Disclosure

- Complete revamp of our proxy statement, to enhance readability (2020)
- Added significant additional disclosure concerning our executive compensation decisions, and how they tie into our business strategy (2020 and 2021)
- Added disclosure concerning Board skills and diversity (2021 and 2022)

Board Education

Our Board participates in a number of educational activities. Key members of management regularly provide scientific and business presentations to our Board to increase its understanding of the science behind our pipeline and our business activities. Experts regularly provide training sessions on key topics, particularly in complex legal, regulatory, and compliance areas. We provide directors memberships with the National Association of Corporate Directors, and encourage our Board members to take advantage of its numerous educational resources and programs.

Board Meetings and Board Member Attendance at our Annual Meetings of Shareholders

Our full Board held five meetings during 2021. In addition, during 2021, our Audit Committee held five meetings, our Compensation Committee held four meetings, and our Nominating and Governance Committee held seven meetings. Every director attended more than 75% of the total number of meetings of our Board and the committees on which they served during 2021, an average of over 98% attendance. In accordance with applicable Nasdaq listing standards, the independent members of our Board met without management present four times during 2021.

Our Board encourages all of its members to attend our Annual Meeting of Shareholders, although attendance is not mandatory. All of our directors attended our 2021 Annual Meeting of Shareholders.

Shareholder Communication with Directors

Shareholders are encouraged to address any director communications to our Corporate Secretary by overnight or certified mail, signature acceptance or return receipt required, at: United Therapeutics Corporation, Attention: Corporate Secretary, 1735 Connecticut Avenue N.W., Washington, D.C. 20009. Our Corporate Secretary has the authority to disregard or take other reasonable action with respect to any inappropriate shareholder communications. After confirming the stock ownership of the author of the communication, our Corporate Secretary will review the appropriateness of a shareholder communication based on the relevance of the communication to Board duties and responsibilities. If deemed an appropriate communication, our Corporate Secretary will submit the shareholder communication to our Lead Independent Director, who may share it with our Nominating and Governance Committee or our full Board.

Non-Employee Director Compensation

Overview

In 2021, our non-employee director compensation program was comprised of three main elements:

- an annual cash retainer (payable quarterly) for service as a member of our Board

- additional annual cash retainers (payable quarterly) for service on Board committees and for service as Lead Independent Director

- stock options or restricted stock units (in either case, granted initially upon joining our Board, and thereafter on an annual basis) for service as a member of our Board

Directors may also be compensated for special assignments from our Board. From July 2019 through July 2021, at our request, Christopher Causey served on the board of directors of a private company in which we owned a minority equity interest. United Therapeutics paid him a stipend of $35,000 per year for this special assignment, which was approved by our Compensation Committee without his participation. Employee directors do not receive any compensation for service on our Board in addition to their regular compensation as employees.

Our Compensation Committee generally reviews non-employee director compensation levels approximately once every two years, and final decisions with respect to any changes in non-employee director compensation levels are made by our Board upon the recommendation of our Compensation Committee. In 2021, our Compensation Committee's independent consultant reviewed the market competitiveness of our non-employee director compensation program relative to our compensation peer group and did not recommend any changes. Our current non-employee director compensation levels were established by our Board in February 2016. The following table outlines the non-employee director compensation levels in effect for 2021:

	Annual Cash	Value of Equity Based Awards[3]	
		Initial	Annual
Board Membership	$60,000	$400,000	$400,000
Lead Independent Director[1]	$35,000	—	—
Committee Chair[2]:			
Audit Committee	$25,000	—	—
Compensation Committee	$25,000	—	—
Nominating and Governance Committee	$25,000	—	—
Committee Membership[2]:			
Audit Committee	$15,000	—	—
Compensation Committee	$15,000	—	—
Nominating and Governance Committee	$15,000	—	—

(1) Compensation for service as Lead Independent Director is paid in addition to amounts paid for membership on our Board and for any committee chair or membership

(2) Committee chairs receive the compensation indicated for committee chair in lieu of the compensation for committee membership. Compensation for committee chair and committee membership is paid in addition to amounts paid for Board membership

(3) Annual awards are generally granted once per year on the date of the first meeting of our Board following our Annual Meeting of Shareholders or for newly appointed directors, on or shortly following appointment to our Board

Equity-Based Awards

Non-employee directors are eligible to receive equity-based awards under the United Therapeutics Corporation Amended and Restated 2015 Stock Incentive Plan (the **2015 SIP**), as follows:

- **Form of Awards:** Initial grants and annual grants are paid in the form of stock options, restricted stock units (**RSUs**), or a combination of the two. For each grant, directors may elect to receive awards in any one of the following forms:
  - 100% stock options
  - 100% RSUs
  - 50% stock options / 50% RSUs

- **Value of Awards:** The aggregate value of each director's annual equity-based award is $400,000. The aggregate value of an initial equity-based award upon joining our Board is $400,000, plus a *pro rata* portion of the annual equity-based award value based on the number of months remaining in our Board service year at the date of grant.

- **Deferral for RSUs:** For directors who elect to receive RSUs, our Compensation Committee has implemented a deferral program enabling directors to defer delivery of shares of common stock until a date of their choosing following vesting of the RSUs in accordance with the terms and conditions of the program.

- **Calculation Methodology:** Our Compensation Committee also sets the methodology for determining the precise numbers of stock options and/or RSUs for each grant. For the annual grants, which are generally made in June or July of each year, the following applies (subject to modification by our Compensation Committee in its discretion):
  - **Stock Options:** The number of stock options is calculated by dividing the equity value ($400,000, or $200,000, if the director has elected to receive 50% options and 50% RSUs) by the fair value of each stock option, calculated in accordance with the Black-Scholes-Merton methodology utilized in calculating share-based compensation for financial reporting purposes. Black-Scholes-Merton inputs are the same as those used in our most recent quarterly report on Form 10-Q, except that the stock price input is the average closing price of our common stock over a recent time period prior to the date of grant.
  - **RSUs:** The number of RSUs is calculated by dividing the equity value ($400,000, or $200,000, if the director has elected to receive 50% options and 50% RSUs) by the average closing price of our common stock over a recent time period prior to the date of grant.
  - **Rounding:** The resulting number of stock options or RSUs, calculated as above, is rounded to the nearest 10 shares.

The grant-date fair value of RSUs and stock options reported in the Non-Employee Director Compensation table each year often varies from the $400,000 target for each director, because the methodology used to calculate the number of RSUs and/or stock options delivered is based on an average stock price over a specified, predetermined one-month period prior to the date of grant, whereas the amount reported in the table represents the grant date fair value of the RSUs and stock options on the date of grant. See **2021 Non-Employee Director Compensation** below.

- **Exercise Price:** Stock options granted to non-employee directors have an exercise price equal to the closing price of our common stock as reported on the Nasdaq Global Select Market on the date of grant, or on the preceding trading day if the award is granted on a date when the Nasdaq is not open.

- **Grant Timing:**
  - The date of grant for a new non-employee director's initial award, consisting of the initial membership award and a prorated amount of the annual award for the remainder of the board service year, is the date of a director's appointment or election to our Board.
  - The date of grant for annual awards is the date of the first meeting of our Board following our Annual Meeting of Shareholders in the year of grant.

- **Vesting:** Non-employee director awards fully vest on the one year anniversary of the grant date, but only if the director attends at least 75% of the regularly scheduled meetings of our Board and their committee meetings from the date of grant until the date of our next Annual Meeting of Shareholders.

Previously, non-employee directors were also eligible to receive awards under the 2011 United Therapeutics Corporation Share Tracking Awards Plan (collectively with its predecessor plan adopted in 2008, the **STAP**), which settle only in cash. However, since the approval of the 2015 SIP in June 2015, all equity-based awards for non-employee directors have been granted in the form of stock options and RSUs.

2021 Non-Employee Director Compensation

The following table lists the compensation earned in 2021 by each non-employee director:

Name	Fees Earned or Paid in Cash[1]	Restricted Stock Units[2]	Stock Options[2]	All Other Compensation	Total
Christopher Causey	$117,500	$397,397	$—	$2,948 [3]	$517,845
Raymond Dwek	$75,000	$397,397	$—		$472,397
Richard Giltner	$100,000	$397,397	$—		$497,397
Katherine Klein	$60,000	$198,698	$186,468		$445,166
Ray Kurzweil	$60,000	$198,698	$186,468		$445,166
Linda Maxwell	$67,215	$—	$372,359		$439,574
Nilda Mesa	$90,000	$198,698	$186,468		$475,166
Judy Olian	$75,000	$397,397	$—		$472,397
Christopher Patusky	$142,785	$—	$372,359		$515,144
Louis Sullivan	$90,000	$198,698	$186,468		$475,166
Tommy Thompson	$75,000	$198,698	$186,468		$460,166

(1) Includes (as applicable) annual cash retainer and fees for serving on our Board, the committees of our Board, as a committee chair, and as Lead Independent Director

(2) On July 8, 2021, each of our non-employee directors was granted stock options and/or RSUs. Each stock option had an exercise price of $183.98 per share and a grant date fair value of $57.73 per share, and each RSU had a grant date fair value of $183.98 per share. Amounts shown in these columns represent the aggregate grant date fair value of the stock options and RSUs granted in 2021, which were the only awards granted to non-employee directors in 2021, computed in accordance with applicable accounting standards. For a discussion of the valuation assumptions for stock options, see Note 8—*Share-Based Compensation* to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021

The grant-date fair value of RSUs and stock options presented in this table differs from the $400,000 target for each director due to the methodology used to calculate the number of RSUs and/or stock options delivered, which is based on an average stock price over a specified one-month period prior to the date of grant

(3) Consists of compensation paid to Mr. Causey in 2021 for his service on the board of directors of a private company in which we maintained a minority equity interest. We no longer maintain a minority equity interest in this company and Mr. Causey's service on its board has ended. He received no further compensation for his service on this board after his service ended

Each non-employee director held the following number of stock options, STAPs, and RSUs as of December 31, 2021:

Name	Stock Options	STAP Awards	RSUs
Christopher Causey	48,770	—	2,160
Raymond Dwek	15,000	40,000	2,160
Richard Giltner	15,000	30,000	2,160
Katherine Klein	63,470	29,375	1,080
Ray Kurzweil	43,440	30,000	1,080
Linda Maxwell	27,130	—	—
Nilda Mesa	21,260	—	1,080
Judy Olian	39,620	—	2,160
Christopher Patusky	51,280	20,500	—
Louis Sullivan	38,820	—	1,080
Tommy Thompson	49,740	40,709	1,080

EXECUTIVE COMPENSATION

2 | Advisory Resolution to Approve Executive Compensation

We are asking our shareholders to vote on an advisory resolution, commonly known as a "Say-on-Pay" proposal, to approve executive compensation as reported in this Proxy Statement. Our Compensation Committee, which is responsible for designing and administering our executive compensation program, has designed our executive compensation program to provide a competitive and internally equitable compensation and benefits package that reflects company performance, job complexity, and the value provided, while also promoting long term retention, motivation, and alignment with the long-term interests of our shareholders.

As described elsewhere in this Proxy Statement, we have evolved our compensation practices significantly in recent years, in large part in response to shareholder feedback. We were therefore very pleased with the overwhelming shareholder support received for our 2021 Say-on-Pay proposal.

In connection with your vote on this proposal, we urge you to read the **Compensation Discussion and Analysis** section of this Proxy Statement, the **Summary Compensation Table**, and other related compensation tables and narratives that follow, which provide detailed information on the compensation of our Named Executive Officers. Our Compensation Committee and our Board of Directors believe that the policies and procedures articulated in these sections of this Proxy Statement are effective in achieving our goals, and that the compensation of our Named Executive Officers reported in this Proxy Statement has supported and contributed to both our recent and long term success.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the Annual Meeting:

> **RESOLVED, that the shareholders of United Therapeutics Corporation (our "Company") approve, on an advisory basis, the compensation of our Company's Named Executive Officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for our Company's 2022 Annual Meeting of Shareholders.**

This advisory resolution is non-binding on our Board of Directors. Although non-binding, our Board and our Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program. Based on the results of our 2017 shareholder advisory vote on the preferred frequency of holding future advisory votes to approve executive compensation, our Board of Directors has adopted a policy providing for an annual advisory resolution to approve executive compensation. Unless our Board modifies its policy on the frequency of future "Say-on-Pay" advisory votes, the next "Say-on-Pay" advisory vote will be held at our 2023 Annual Meeting of Shareholders. **The affirmative vote of the holders of a majority of the outstanding shares of common stock present, online or by proxy, at our Annual Meeting, and entitled to vote on the matter, is required for approval of this proposal.** Abstentions have the same effect as an "against" vote. Broker non-votes, if any, have no impact on the vote.

Our Board of Directors recommends that you vote FOR the advisory resolution to approve executive compensation.

Compensation Discussion and Analysis

This **Compensation Discussion and Analysis** describes the compensation objectives and policies set by our Compensation Committee for our Named Executive Officers, including executive pay decisions and processes and all elements of our executive compensation program. In this **Compensation Discussion and Analysis** and elsewhere in this Proxy Statement, the term **Compensation Committee** refers to the Compensation Committee of our Board of Directors, and the terms **we** and **our** refer to United Therapeutics.

Overview

Below is a summary of introductory highlights regarding key 2021 compensation outcomes, performance metrics, and other achievements.

Industry-Leading TSR

- 2021 total shareholder return (**TSR**) of **42%**
- Compared to 2021 Nasdaq Biotechnology Index (**NBI**) TSR of only **0.03%**

Continued revenue growth trajectory

▲ 14% growth overall

▲ 26% growth for Tyvaso

▲ 4% growth for Orenitram

- Continued to exceed analyst consensus revenue estimates
- Record number of U.S. treprostinil patients on therapy

Industry-leading profitability

- 28% net income margin, 47% EBITDASO margin*
- EBITDASO margin was third among our compensation peer group

$1.75 million revenue per employee

- Fourth highest in our compensation peer group

 Pipeline execution

- Successfully expanded Tyvaso label to include PH-ILD, a new indication which previously had no approved therapies
- Filed NDA for Tyvaso DPI
- Progressed seven phase 3 studies

 Strong performance despite COVID-19-related challenges

- No pandemic-based layoffs, furloughs, or pay reductions; provided generous time-off programs to support our employees

 Expanded and strengthened our commitment to diversity and inclusion at the Board level and throughout our company, with leadership by our Compensation Committee

- Board-level diversity — five of 12 directors are women; three of 12 identify as under-represented minorities

 Continued to evolve the ESG transparency program, and converted into the first public biotech company organized as a PBC

 No discretionary adjustments to executive compensation program as a result of the COVID-19 pandemic

 Shareholder Engagement & Results

- Extensive shareholder outreach before and after the 2021 Annual Meeting (reached out to holders of 70% of our outstanding shares)
- Compared to 2019, the last year in which we granted an equity award to our CEO (which was intended to compensate our CEO over a four-year period), 92% reduction in reported CEO compensation
- Annualized CEO total target direct compensation remained at approximately the 50th percentile of our peer group (when the 2019 four-year equity grant is annualized)
- Firm commitment not to make any additional NEO equity awards until 2023

* EBITDASO margin is a non-GAAP measure. A reconciliation of this non-GAAP measure and other information relating to this measure can be found in **Annex B**.

CEO Compensation at a Glance

- Our CEO's target total direct compensation is **predominantly at-risk, performance-based (89.6%)**, when the 2019 four-year equity grant is viewed on an annualized basis
- Actual reported CEO compensation was **reduced by approximately 92% for 2021, when compared to 2019, the last year in which we made an equity grant to our CEO and which was intended to compensate our CEO over a four-year period**
- 2021 total target direct compensation remained positioned at the 50th percentile, when the value of the four-year grant awarded in 2019 is viewed on an annualized basis
- During 2021, our CEO received:
  - A modest increase in base salary (3.4%), **below the average salary increase for the rest of our Company**
  - An increase in her cash incentive target, as a percentage of her salary, from 110% in 2020 to 125% in 2021
  - **No equity grants**
- **No COVID-19 pandemic-related adjustments** to incentive program targets

Our Named Executive Officers

Our 2021 **Named Executive Officers** (or **NEOs**) are:



Martine Rothblatt, Ph.D., J.D., M.B.A.
67, Founder Chairperson, Chief Executive Officer, and Director

Dr. Rothblatt founded United Therapeutics in 1996 and has served as Chairperson and Chief Executive Officer since its inception. Previously, she created the satellite radio company SiriusXM. She is an inventor or co-inventor on nine U.S. patents, with additional applications pending. Her pioneering book, *Your Life or Mine: How Geoethics Can Resolve the Conflict Between Private and Public Interests in Xenotransplantation*, anticipated the need both for global virus bio-surveillance and a greatly expanded supply of transplantable organs.



Michael Benkowitz
50, President and Chief Operating Officer

Mr. Benkowitz joined United Therapeutics in 2011 as our Executive Vice President, Organizational Development, and was promoted to President and Chief Operating Officer in 2016. He is responsible for all of our commercial, medical affairs, and corporate compliance activities, most Company-wide administrative functions, including human resources and information technology, many of our business development efforts, and several of our key business alliances and partnerships.



James C. Edgemond
54, Chief Financial Officer and Treasurer

Mr. Edgemond joined United Therapeutics in January 2013 as Treasurer and Vice President, Strategic Financial Planning. Mr. Edgemond was promoted to Chief Financial Officer and Treasurer in March 2015. Prior to joining United Therapeutics, he was Vice President, Corporate Controller and Treasurer of Clark Construction Group from 2008 through January 2013. He also served in a variety of roles at The Corporate Executive Board Company from 1998 to 2008, including as Executive Director, Finance from 2005 to 2008. He began his career as a public accountant at KPMG Peat Marwick LLP, from 1990 through 1998, where he served in a variety of roles, including as a Senior Manager prior to his departure.



Paul A. Mahon, J.D.
58, Executive Vice President, General Counsel and Corporate Secretary

Mr. Mahon has served as General Counsel and Corporate Secretary of United Therapeutics since its inception in 1996. In 2001, Mr. Mahon joined United Therapeutics full-time as Senior Vice President, General Counsel and Corporate Secretary. In 2003, Mr. Mahon was promoted to Executive Vice President, General Counsel and Corporate Secretary. Prior to 2001, he served United Therapeutics, beginning with its formation in 1996, in his capacity as principal and managing partner of a law firm specializing in technology and media law.

2021 Performance Highlights

2021 continued the strategic transformation for United Therapeutics with several important milestones for our patients and our shareholders, including:

$1.685 billion in revenues, continuing a trend of revenue growth despite generic competition and COVID-19 **$1.75 million in revenue per employee**, which ranked fourth out of companies in our compensation peer group	**We advanced our key pipeline programs during 2021, including:** • Launched the Remunity Pump for Remodulin • Obtained FDA approval for, and successfully launched, Tyvaso in patients with PH-ILD • Filed a new drug application for Tyvaso DPI • Progressed seven phase 3 clinical studies:

We reached **record numbers of PAH patients in the United States being treated with our treprostinil-based therapies** — once again reaching more patients than ever before	• *PERFECT* study of Tyvaso in PH-COPD (an indication with no approved therapies)
	    • *TETON 1* and *TETON 2* studies of Tyvaso in IPF
	    • *ADVANCE OUTCOMES* and *ADVANCE CAPACITY* studies of ralinepag in PAH

42% TSR, compared to 0.03% TSR for the NBI	• *SAPPHIRE* study of Aurora-GT gene therapy in PAH • Phase 3 study of CLES EVLP service

2021 Shareholder Outreach

At our 2021 Annual Meeting, our shareholders overwhelmingly approved our Say-on-Pay proposal, with nearly 95% of the votes cast in favor of the proposal. This clearly demonstrated responsiveness to issues that had given rise to our negative Say-on-Pay outcome in 2020. We therefore did not make any changes to our compensation programs directly as a result of our 2021 Say-on-Pay vote.

In the spring of 2021, we reached out to 36 shareholders that collectively held approximately 70% of our outstanding shares, but only one shareholder, holding approximately 9% of our outstanding shares, accepted our invitation. Most shareholders declined our invitation, in large part because actions taken with respect to our compensation program had been very responsive to concerns underlying our negative 2020 Say-on-Pay outcome, and no further discussion was warranted at that time. The one shareholder that did speak with us was largely interested in discussing our contemplated proposal to convert to a PBC.

Following our 2021 Annual Meeting, we also offered to engage with shareholders that collectively held approximately 71% of our outstanding shares (37 shareholders), and had discussions with shareholders that collectively held approximately 26% of our outstanding shares (five shareholders), to discuss our proposal to convert to a PBC at a September 2021 Special Meeting of Shareholders.

Meetings with shareholders in 2021 were led by Christopher Patusky, our Lead Independent Director and Compensation Committee Chair, and Christopher Causey, our Nominating and Governance Committee Chair. Where appropriate, participants also included representatives of our human resources, investor relations, and legal departments. The purpose of these meetings was to gather feedback regarding our executive compensation and general governance policies, and to discuss our proposed PBC conversion. We also invited the two largest proxy advisory firms to meet with us in the fall of 2021, to discuss our PBC conversion proposal, and held a discussion with one of them.

Overview of our 2021 Executive Compensation Program

Compensation Program Objectives

Our executive compensation program is designed to retain and motivate our executive team, while achieving four critical objectives: pay-for-performance (with at-risk pay representing approximately 90% of overall Chief Executive Officer pay and approximately 82% of our other Named Executive Officers' pay, when the 2019 four-year grant is viewed on an annualized basis); incentivize alignment with shareholder interests based on delivering operating performance and stock appreciation; balancing incentives over the short-term and long-term; and market competitiveness.



Pay Program Elements

We accomplish these objectives through the following compensation elements, as summarized below:

Compensation Element	Pay-for-Performance	Shareholder Alignment	Balance Short- and Long-Term Perspectives	Market Competitiveness
Base Salary				✓
Cash Incentive Awards	✓	✓	✓	✓
Long-Term Incentives (Stock Options)	✓	✓	✓	✓
Benefits/Perquisites				✓
Supplemental Executive Retirement Plan			✓	
Severance/Change-of-Control Benefits			✓	✓
Stock Ownership Guidelines		✓	✓	✓

Pay Element Overview

Our compensation program is comprised of three elements: base salary, annual short-term incentive (cash bonus), and a long-term incentive program. A significant portion of target total compensation for our CEO and other NEOs is structured as "at risk" compensation, comprised of the annual short-term incentive cash bonus and long-term incentives in the form of stock options. In March 2019, our CEO and other NEOs were granted a one-time, four-year equity award which covered all equity awards for the years 2019-2022. **The Compensation Committee will not grant any additional equity to our current NEOs during this four-year period.** As such, our NEOs were not granted any equity in 2021. The below chart displays the breakdown of fixed and at-risk pay based on the annualized value of the four-year stock award granted in March 2019.

	Element / Percent of TDC	Why We Pay This Element	Key Characteristics	How We Determine Amount
Fixed	**Base Salary**  10.4% CEO 17.8% Other NEOs	• Provides market competitive levels of fixed pay to attract and retain our NEOs	• Cash • Annual	• Market rate, internal pay equity, experience and critical skills

Variable / At-Risk — **Short-Term**	**Bonus**
	
	13.1% CEO 13.3% Other NEOs
		• Provides competitive incentives to achieve difficult, annual company-wide performance criteria
		• Pay-for-Performance
		• Shareholder Alignment
		• Strategic alignment balancing a focus on patients through manufacturing and inventory performance, and advancement of clinical programs with driving revenue and profitability
			• Cash
			• Performance-Based
			• Annual
				• 50% Financial
				  • 25% Cash Profits
				  • 25% Revenues
				• 50% Operational
				  • 25% Manufacturing
				  • 25% R&D
				• Payout 0-150% of target

Variable / At-Risk — **Long-Term**	**Stock Options**  76.5% CEO 68.9% Other NEOs	• Strategic alignment incentivizing achievement of four-year business plan toward multiple-fold increase in revenues, driving shareholder value. • Pay-for-Performance • Shareholder Alignment	• At-Risk • Performance-Based • Four-Year Grant covering 2019-2022, with no other equity awarded during this period • 50% premium-priced cliff vesting at year 4 • 50% market-priced ratable vesting at years 2, 3 and 4 • No intrinsic value unless stock price grows	• Market rate, internal pay equity, experience and critical skills • Substantial reduction in market positioning on an annualized basis

The following charts illustrate the extent to which pay for our Chief Executive Officer and our other Named Executive Officers is at risk, as payout levels are based entirely on performance. For each chart, the amounts shown represent 2021 base salary (on an annualized basis, following the February 2021 salary increases), 2021 target cash bonus, and the annualized grant-date fair value of long-term incentive awards granted in March 2019, which were granted 50% in the form of premium-priced performance stock options and 50% in the form of market-priced stock options.

CEO Target Pay Mix



Other NEO Target Pay Mix



2021 Compensation Decisions

Summary of 2021 Compensation

The components of our Named Executive Officers' target total direct compensation are base salary and variable compensation, including cash incentives and long-term incentive compensation in the form of stock options. **In 2021, we kept our commitment not to grant any additional equity to our CEO or other NEOs, based on the March 2019 grant which was designed to cover the 2019-2022 time period (a four-year equity grant).**

Summary of 2021 Target Total Direct Compensation

NEO	2021 Base Salary[1]	% Increase Over 2020 Base Salary	2021 Cash Incentive Bonus Target as % of Base Salary	Change in Cash Incentive Bonus Target %[2]	2021 Long-Term Incentive Award Target[3]	2021 Total Target Direct Compensation
Martine Rothblatt	$1,365,000	3.4%	125%	15%	$—	$3,071,250
James Edgemond	$725,000	3.6%	75%	0%	$—	$1,268,750
Michael Benkowitz	$945,000	3.3%	85%	0%	$—	$1,748,250
Paul Mahon	$910,000	3.4%	65%	0%	$—	$1,501,500

(1) Reflects increases in annual base salaries effective February 22, 2021 and first reflected in pay on March 12, 2021

(2) Represents the difference in cash incentive award target as a percentage of salary, between 2020 and 2021

(3) Reflects the fact that no equity was awarded in 2021 to our Named Executive Officers

Base Salary

Base salary is the fixed element of the compensation packages for our Named Executive Officers. Our Compensation Committee reviews and establishes base salary levels for our Named Executive Officers each year taking into consideration one or more of the following factors, depending on the circumstances: (1) a qualitative evaluation of individual performance, including contribution to the advancement of corporate objectives, impact on financial results, and strategic accomplishments; (2) our overall performance, financial condition, and prospects; (3) the annual compensation received by executives holding comparable positions at our peers; (4) our annual company-wide budget for salary increases; and (5) the input of our Chief Executive Officer (in the case of the other Named Executive Officers). Base salaries are also typically reviewed when there is a material change in the executive's responsibilities during the year.

In early 2021, our Compensation Committee approved salary increases for our Named Executive Officers, as shown in the table above, effective February 2021. Salary increases were determined based on a review of competitive pay positioning, taking into consideration internal pay equity among Named Executive Officers, and approximate the company-wide salary increases for our employees.

Cash Incentive Award Program

Each year, our Compensation Committee establishes cash incentive award targets for each of our Named Executive Officers, taking into consideration the same factors it uses to determine base salaries (other than our company-wide budget for salary increases). For 2021, our Compensation Committee established cash incentive award targets for our Named Executive Officers as a percentage of base salary, at the levels shown in the **Summary of 2021 Target Total Direct Compensation** table above. For 2021, we increased our CEO's cash

incentive bonus target from 110% of base salary to 125% of base salary. This was based on an evaluation of market peer data, and recognition of performance, level of responsibility, experience, expertise, and contribution. For our other Named Executive Officers, bonus target percentages were unchanged from 2020.

These stated incentive targets are comparable to those of executives holding similar roles and levels of responsibility at our peer group companies. Cash incentives are earned for achieving our Company-Wide Milestones (described below) and three of our four Milestones are subject to a threshold, or minimum, level of performance before earning credit for those Milestones. In addition, each of our Named Executive Officers had the opportunity to earn up to 150% of their respective target cash incentive award for 2021, based on above-target performance on our cash profit and revenue-based Milestones. We believe that by setting a threshold level of performance as well as a maximum under the plan we have aligned these policies with market norms and have also responded to feedback from our shareholders.

2021 Company-Wide Milestone Program

The **Milestones** (or performance goals) under our 2021 Company-Wide Milestone Program are intended to create company-wide incentives relating to significant corporate objectives, falling into two categories: (1) financial metrics, consisting of revenue and profitability targets; and (2) operational metrics, tied to manufacturing and research and development (**R&D**) objectives. Our Compensation Committee approved the specific goals and weightings based on management input at the beginning of the year and a desire to reflect core performance measures and priorities for the business for the fiscal year, including our commitment to compliance, and to set goals that translate most directly into short-, medium- and long-term value growth.

The goal-setting process for 2021 was rigorous, involving lengthy discussions and a review of multiple data points, including analyst consensus, product expectations, and overall market potential. The Milestone performance targets are difficult to meet and require significant leadership and execution excellence on the part of our Named Executive Officers. Based on these factors, our Compensation Committee established the following Company-Wide Milestones and weightings for 2021:

2021 Company-Wide Milestones	Weighting
Milestone 1—Financial Performance-Cash Profits*: Achieve cash profits in the top quintile of our peer group as measured by a 50% cash profit margin	25%
Milestone 2—Financial Performance-Revenue: Superior financial performance as evidenced by achieving the net revenues for 2021 included in our long-range business plan (a target range of $1.55 billion to $1.71 billion)	25%
Milestone 3—Manufacturing: Adequate manufacturing capabilities, evidenced by a two-year inventory of Remodulin, Tyvaso, and Orenitram finished drug product and passing all GMP-related FDA inspections at our facilities without any issues that prevent the use or approval of any of our drug products	25%
Milestone 4—Research & Development: Conduct insightful research and development programs, taking into account regulatory approvals, label extensions and the quantity and quality of trials that support our business goals	25%

* Cash profit margin is defined as cash profit divided by net revenues. Cash profit is defined as net income for 2021 as reported in our Annual Report on Form 10-K for the year ended December 31, 2021, adjusted to add the following expenses, net of relevant benefits (or subtracted, to the extent the expense item is a net benefit):

- Interest expense
- Non-cash charges (including, without limitation, amortization, and depreciation)
- Tax expense (including penalties and interest)
- Extraordinary, non-recurring and unusual items (including without limitation, license fees, milestone payments, gains/losses on acquisition/ disposal of assets, asset impairments, restructuring costs, foreign currency adjustments, and discontinued operations)
- Legal expenses related to (1) intellectual property prosecution and defense; (2) litigation and government investigation and enforcement proceedings; and (3) amounts paid to settle/resolve legal disputes, litigation and government investigations and enforcement proceedings
- Share-based compensation expense

Our Compensation Committee carefully crafted these Milestones, which represent rigorous, objective standards by which to measure company and executive officer performance. Our Compensation Committee believes that all four Milestones are strategically important to our continued success and therefore should be weighted equally in determining incentive awards. Cash profits and revenue objectives are important to maintaining industry-leading financial performance. Our 2021 goals are tied to our long-term strategic objectives, which include aggressive revenue targets over near-term, medium-term and long-term time horizons, and are designed to achieve profitability at the top quintile of our peers. Our financial performance goal was established based on many factors, including market opportunity for each product, analyst expectations, and historical individual product performance. Our Compensation Committee also considered the continued impact of generic competition for Adcirca and Remodulin in setting revenue goals. Our total revenue goal for 2021 was set as a target range, rather than an absolute number, to ensure the goal was rigorous and took into account an expected FDA decision on Tyvaso for PH-ILD in March of 2021. As such, the goal was $1.63 billion, plus or minus 5%, or $1.55 billion to $1.71 billion as our revenue target range. This approach was determined by our Compensation Committee to be challenging, and was set at a level that was above analyst consensus expectations and above our 2020 net revenue performance. In fact, our threshold level of revenue performance for 2021 was set at $1.5 billion, which was above our 2020 actual revenue performance. This meant our executives would not receive any bonus from revenue performance in 2021 unless our revenues exceeded 2020 actual revenue performance. Our cash profit margin performance

Milestone is set at a very high bar, incentivizing top-quintile performance relative to our peers and ensuring thoughtful and disciplined budget and spend management. Our manufacturing Milestone is intended to ensure a continuous supply of our treprostinil-based therapies, which generate the vast majority of our revenues. Our R&D Milestone was intended to ensure that we have a robust pipeline of products capable of delivering future revenues sufficient to drive industry-leading growth.

The details of our framework for determining 2021 Milestone performance are provided below. As a general matter, under the terms of our Company-Wide Milestone Program, our Compensation Committee has the authority to exercise negative (downward) discretion in the event of partial attainment under any of the Milestones. The financial targets (cash profits and revenues) are set considering the market opportunity for our existing products, potential entrance of generic competition into the market during the performance period, analyst expectations, and our broader business plans. No mid-year adjustments were made to these targets during the 2021 performance year, despite continued unexpected challenges and obstacles related to the COVID-19 pandemic.

Financial Performance — Cash Profit Margin

Below Threshold 0% credit	At Threshold 50% credit	Target 100% credit	Stretch/Maximum 125% credit*
	45%	50%	55%

Financial Performance — Revenues

Below Threshold 0% credit	At Threshold 50% credit	Target 100% credit	Stretch/Maximum 125% credit*
	$1.5 billion	$1.63 billion (+/- 5%)	$1.75 billion

* Stretch goal to provide additional credit for above profit performance is applied based as discussed under **Financial Multiplier** below

Manufacturing

We award pro rata credit based on the number of quarters for which: (1) pre-specified inventory levels are achieved (*i.e.*, two-year supply of Orenitram, Remodulin, and Tyvaso); and (2) we pass any GMP-related FDA inspections at our facilities without any issues that prevent the use or approval of any of our drug products. Meeting the goals for a minimum of two quarters is a threshold condition for any credit under this Milestone. Achievement of this Milestone requires operational and manufacturing excellence across multiple interrelated functions. Notably, our objective of maintaining a two-year supply of our PAH therapies has emerged as a critical competency as we successfully navigated the impacts of the COVID-19 pandemic, ensuring the patients we serve did not experience a disruption in drug supply.

Research & Development

Performance under the research and development Milestone is based on a system of R&D points, where expected points (*i.e.*, the goal) are determined at the beginning of the year based on our pipeline, and progress is measured at the end of the year.

Award pro rata credit	100% credit (at target)
< 100% of Goal	100%+ of Goal

Financial Multiplier

For 2021, above-target cash incentive awards were possible (up to 150% of target) through the application of a Financial Multiplier, which is based only on the achievement of financial performance against the pre-established revenue and cash profit margin target and stretch/maximum goals, as follows:

	Range (Target to Stretch/Maximum)	
Cash Profit Margin Performance	50%	55%
Revenue Performance	$1.63 billion (+/- 5%)	$1.75 billion
Multiplier for each Metric*	0%	25%

* The Financial Multiplier is calculated independently for each metric, using linear interpolation between performance levels. Aggregate multiplier of up to 50% is applied to the entirety of the Milestone program attainment after determining individual performance for each individual Milestone.

2021 Milestone Performance

For 2021, our Compensation Committee determined that 100% of the Milestones were achieved, plus an additional 25% multiplier for above-maximum performance under our cash profit Milestone, as shown below:

Milestone	Performance	Attainment Level % (A)	Weighting (B)	% of Award Earned (A × B)
1 (Cash Profit)		100%	25%	25%
	2021 cash profit margin was 63%, representing 126% performance against the target of 50%. Because performance also exceeded the maximum 55% threshold, the full milestone achievement was awarded including a 25% financial multiplier.			
2 (Revenue)		100%	25%	25%
	2021 net revenues were $1.686 billion, within but not exceeding our target range of $1.55 - $1.71 billion. As a result, full credit was awarded for the milestone, but no financial multiplier credit was awarded.			
3 (Mfg)	Maintained greater than two-year inventory of all strengths of Remodulin, Tyvaso, and Orenitram and passed all FDA inspections at our facilities without any issues that prevent the use or approval of any of our drug products. Full Milestone achievement was awarded.	100%	25%	25%
4 (R&D)	Achieved 38 R&D points against a goal of 25 (details provided below).	100%	25%	25%
Total				**100%**
Financial Multiplier (based on above-maximum cash profit Milestone performance)				**25%**
Total (including multiplier)				**125%**

A word about our financial performance goals

- **Revenue.** Our revenue goal for 2021 was set above 2020 revenue performance. In fact, the revenue goal threshold, set at $1.5 billion, was set above our 2020 revenue performance. As a result, our executives would not receive any bonus for 2021 revenue performance unless our revenues were higher in 2021 than in 2020. At the time we established our 2021 Company-Wide Milestones, we were awaiting a decision from the FDA on Tyvaso for PH-ILD, so our Compensation Committee carefully crafted a revenue goal that would be rigorous and challenging, regardless of that FDA decision. The revenue target was set at $1.63 billion, plus or minus five percent, which created a target revenue range of $1.55 billion to $1.71 billion. This meant that if Tyvaso for PH-ILD was approved by the FDA (happily, we received approval on April 1, 2021) the revenue goal would be rigorous and challenging, while still offering opportunity for stretch performance with a stretch/maximum revenue goal set at $1.75 billion, which, if met, would have been an 18% increase in revenue over 2020. In 2021, our team stepped up to this challenge, even with continuing operational and logistical challenges related to the COVID-19 pandemic, and continuing pressure from generic competition for both Adcirca and Remodulin. Even with these obstacles, our team continued to meet the challenge with innovation and determination, achieving a 14% increase in revenue over 2020.



Legend: ■ Analyst Consensus □ Annual Cash Incentive Goals ■ UT Actual Performance

- **Cash Profit.** We have always focused on market- and peer-leading profitability. Our strength in these areas has shined in the face of the COVID-19 pandemic, as our strong free cash flow ensured that we maintained a healthy balance sheet even in the face of the challenges brought by the pandemic. Our cash profit margin is a somewhat unique metric, in that it is designed to ensure we adhere closely to a carefully-crafted budgeting algorithm whereby our cash budget each year is set at no more than 50 percent of the prior year's net revenue. This algorithm helps ensure a disciplined approach to setting R&D and other priorities at our company. This correlates to our 50 percent cash profit margin goal set for 2021. This budgeting algorithm has historically led to top-quintile profitability. For comparative purposes, we have included the chart below to show how our budget discipline translated into top-quintile profitability in 2021. Because not all companies report the same non-GAAP financial measures, the chart below shows how our cash profit performance led to top-quintile performance in 2021 based on a uniform profitability metric: EBITDASO margin, or earnings before interest, taxes, depreciation, amortization, and share-based compensation expense, divided by revenues. The chart below shows EBITDASO margin for all companies within our compensation peer group except for three companies, one whose EBITDASO margin was a negative number and two who were acquired in 2021.



Additional detail regarding our research and development performance

In evaluating performance under Milestone 4 (Research and Development), our Compensation Committee reviewed the clinical and registration-stage products being developed within our pipeline, the unmet medical needs they are intended to address, and the significance of potential revenues if approved. For 2021, we measured performance against our R&D milestone by awarding a set number

of points for each accomplishment (eight points for each approval or label expansion, four points for each phase 3 or phase 4 study commenced or progressed, two points for each phase 1 or phase 2 study commenced or progressed, and one point for each IND filed on a new product candidate or indication). The following is a list of these programs, several of which represent multi-billion-dollar revenue opportunities, and in some cases address potential indications for which there are no FDA-approved therapies:

- **FDA Approvals: Eight** points awarded for achieving **one key FDA approval**, the approval of Tyvaso for a new indication (PH-ILD)
- **Late-Stage Clinical Programs**: 28 points awarded for progressing **seven registration-stage programs**, listed below:
  - *BREEZE*, a registration study of Tyvaso DPI
  - *PERFECT*, a phase 3 study of Tyvaso for WHO Group 3 pulmonary hypertension associated with chronic obstructive pulmonary disease
  - *TETON,* a phase 3 study of Tyvaso for idiopathic pulmonary fibrosis
  - *ADVANCE OUTCOMES*, a phase 3 event-based study of ralinepag in PAH patients
  - *ADVANCE CAPACITY*, a phase 3 study of the effect of ralinepag on exercise capacity in PAH patients
  - Registration study of *ex-vivo* lung perfusion technology to increase the utilization of donated lungs for transplantation
  - *SAPPHIRE*, a registration study to establish the efficacy and safety of repeat dosing autologous endothelial progenitor cells in patients with PAH
- **Earlier-Stage Clinical Program:** Two points awarded for progressing **one early stage development program**:
  - OreniPro, a once-daily prodrug form of Orenitram
- **New Product Candidates:** No points were awarded as we did not file any investigational new drug applications in 2021

2021 Cash Incentive Awards under the Company-Wide Milestone Program

The cash incentive awards earned by our Named Executive Officers and approved by our Compensation Committee for the 2021 performance year were as follows:

NEO	2021 Base Salary (A)	2021 Cash Incentive Award Target as % of Base Salary (B)	2021 Milestone Attainment (C)	2021 Financial Multiplier (D)	Total Cash Incentive Bonus Earned (A × B × (C + D))
Martine Rothblatt	$1,365,000	125%	100%	25%	$2,132,813
James Edgemond	$725,000	75%	100%	25%	$679,688
Michael Benkowitz	$945,000	85%	100%	25%	$1,004,063
Paul Mahon	$910,000	65%	100%	25%	$739,375

Long-Term Incentive Compensation

2021 Long-Term Incentive Compensation

In light of the equity grants awarded in March 2019 intended to provide long-term equity incentive compensation to our NEOs for the period from 2019-2022, no equity was awarded to our CEO or other NEOs in 2021.

2019-2022 Long-Term Incentive Compensation

Our long-term incentive compensation program is structured to support our pay-for-performance and shareholder alignment objectives. As previously disclosed, we implemented a new long-term incentive compensation program in 2019 designed to motivate and retain our executive leadership team, while carefully and thoughtfully integrating shareholder feedback and alignment. We awarded a four-year grant of stock options to our Named Executive Officers, intended to cover four years of equity awards for the performance years 2019 through 2022, aligning with our then-current four-year business plan, execution of which was expected to yield significant revenue growth.

With the four-year grant in 2019, we are firmly committed to not granting additional equity to our CEO or other current NEOs during the time period this grant is intended to cover (2019-2022), and our next equity grant to these executives will not occur before 2023.

The four-year grant consisted of two forms of stock options under the United Therapeutics Corporation Amended and Restated 2015 Stock Incentive Plan (the **2015 SIP**). One-half of these awards was in the form of premium-priced performance stock options, with an exercise price equal to 115% of our closing stock price on the date of grant. The vesting of the four-year awards was heavily weighted toward the end of the four-year period covered by the grant, with no vesting occurring during 2019 or 2020.

A Look Ahead: 2023 Equity Incentive Compensation Program

Based on feedback provided by shareholders during our 2020 shareholder engagements both before and after our 2020 Annual Meeting, in 2021 we committed that our equity incentive program will have the following features in 2023 to address concerns raised by shareholders regarding our 2019 four-year equity grant:

- A return to annual equity award granting practices, granting one year of equity in 2023 rather than a front-loaded, multi-year grant
- At least 50% of the award will be performance-based
- Performance-based awards will include one or more performance metrics other than stock price appreciation
- The 2023 equity program will include a mix of equity vehicles, including the use of performance shares

2021 Compensation Program Design

Roles of Management, Compensation Committee, and Compensation Consultant

Role of Our Compensation Committee and Management

Our Compensation Committee is composed entirely of independent directors, as defined by Rule 6505(a)(2) of the Nasdaq listing standards. Our Compensation Committee meets as often as it determines necessary to carry out its duties and responsibilities through regularly scheduled meetings and, if necessary, special meetings. Our Compensation Committee also has the authority to take certain actions by written consent of all members. In 2021, our Compensation Committee met four times. Our Compensation Committee reviews and oversees our compensation policies, plans, and programs and reviews and determines the compensation to be paid to our Named Executive Officers, with the input and advice from its independent compensation consultant. Our Compensation Committee also considers the input of our Chief Executive Officer in making compensation decisions related to our other Named Executive Officers.

Role of Independent Compensation Consultant

Our Compensation Committee has the authority to engage advisors to assist it in carrying out its responsibilities. In accordance with this authority, our Compensation Committee directly engaged Aon's Human Capital Solutions practice, a division of Aon plc (**Aon**) (formerly referred to as Radford), as its compensation consultant during 2021 to provide advice to our Compensation Committee on our executive and non-employee director compensation practices and policies. Our Compensation Committee, in its discretion, may replace its independent compensation consultant or hire additional consultants at any time. Aon performed additional services during 2021, namely consulting services for non-executive employee compensation matters and broad-based compensation survey data, and was paid fees for these services totaling approximately $19,900. In addition, Aon affiliates (Aon plc and its related entities) performed actuarial services relating to our SERP, insurance advisory services, and retirement plan advisory services, along with risk management consulting and insurance brokerage services for United Therapeutics during 2021, for which we paid approximately $492,102 during 2021. Additional insurance premiums and related fees were paid to Aon plc and passed through to insurance companies not affiliated with Aon plc. Our Compensation Committee approved these services and determined that they did not impair Aon's independence. Our Compensation Committee considered the independence of Aon in light of SEC rules regarding conflicts of interest involving compensation consultants and Nasdaq listing standards regarding compensation consultant independence. Based on its review, our Compensation Committee determined that Aon was independent, and that Aon's work did not raise any conflicts of interest. In making the foregoing determination, our Compensation Committee considered the following six factors, as well as other factors it deemed relevant: (1) the provision of other services to us by Aon; (2) the amount of fees Aon received from us, as a percentage of their total revenue; (3) the policies and procedures of Aon that are designed to prevent conflicts of interest; (4) the absence of any business or personal relationships of the Aon consultants with any member of our Compensation Committee; (5) the absence of any United Therapeutics stock owned by the Aon consultants performing services for our Compensation Committee; and (6) the absence of any business or personal relationships of the Aon consultants or Aon itself with any of our executive officers. During 2021, we paid Aon $288,255 in fees for determining or recommending the amount and form of compensation to our directors and executive officers.

Our Compensation Committee engaged Aon during 2021 to review and advise our Compensation Committee on all principal aspects of executive and non-employee director compensation. This included base salaries, cash incentive awards, and long-term incentive awards for our executive officers. Aon performed the following tasks for our Compensation Committee in 2021, among others:

- Reviewing and advising on the structure of our compensation arrangements for our Chief Executive Officer and our other NEOs
- Reviewing and advising on the structure of our compensation arrangements for our non-employee directors
- Providing recommendations regarding the composition of our peer group
- Analyzing publicly available proxy data for companies within our peer group and survey data relating to executive compensation
- Conducting pay and performance analyses relative to our peer group
- Updating our Compensation Committee on industry trends and best practices with respect to executive long-term incentive compensation program design, including types of long-term incentive compensation awards, size of long-term incentive compensation grants, and aggregate long-term incentive compensation grant usage
- Reviewing our equity incentive awards against our design/cost targets and against industry norms
- Reviewing the Compensation Discussion and Analysis and other compensation-related disclosures in this Proxy Statement
- Advising our Compensation Committee in connection with its risk assessment relating to our compensation programs
- Preparing for and attending shareholder engagement sessions
- Working on special or *ad hoc* projects for, or at the request of, our Compensation Committee as they arose

In the course of fulfilling these responsibilities, Aon regularly communicated with our Compensation Committee Chair outside of and prior to most Compensation Committee meetings. Our Compensation Committee regularly invites its independent compensation consultant to attend its meetings. In 2021, Aon representatives attended each of our Compensation Committee's four meetings.

While our Compensation Committee considered its independent consultant's recommendations in 2021, our Compensation Committee's decisions, including the specific amounts paid to our executive officers and directors, were its own and may reflect factors and considerations in addition to the information and recommendations provided by its independent consultant.

Compensation Peer Group

On an annual basis, our Compensation Committee reviews Named Executive Officer compensation levels relative to a peer group of industry and labor market competitors. For 2021, we defined our peer group as the top 25 companies other than United Therapeutics, ranked by revenue, in the Nasdaq Biotechnology Index which is consistent with the peer group selection methodology used for 2020. Our 2021 peer group was selected in June 2020, and was used to develop market data as an input into our compensation program for 2021. This peer group includes only companies that are U.S.-based or based in jurisdictions with similar compensation disclosure requirements as U.S. companies. Our methodology for selecting compensation peers uses an objective metric, which our Compensation Committee believes results in a peer group that includes biopharmaceutical and biotechnology companies that are similar to us in terms of financial performance, shareholder value creation, and drug development and commercialization, and generally reflects the universe of companies from which we recruit, and against which we retain, executive talent.

Each year, a number of peers are added or removed from the list and replaced with other companies for various reasons, including merger and acquisition activities. We have provided below for reference the profile of our compensation peer group for 2021, showing changes made from our 2020 peer group. For clarity, the 2020 peer group was selected in 2019 and used for setting 2020 compensation policies. The 2021 peer group was selected in 2020 and used for setting 2021 compensation policies.

2020 PEER GROUP

Akorn	Incyte
Alexion Pharmaceuticals	Ionis Pharmaceuticals
Alkermes	Jazz Pharmaceuticals
Amgen	Mylan N.V.
Biogen	Myriad Genetics
BioMarin Pharmaceutical	Nektar Therapeutics
Bio-Techne	Opko Health
Celgene	PRA Health Sciences
Endo International	Regeneron
Exelixis	Seattle Genetics
Gilead Sciences	Syneos Health
Horizon Therapeutics	Vertex
Illumina	

⊕ ADDITIONS FOR 2021

Amarin	Neurocrine Biosciences
Ironwood Pharmaceuticals	Pacira Biosciences

⊖ DELETIONS FOR 2021

Akorn	Mylan N.V.
Celgene	Nektar Therapeutics

2021 PEER GROUP

Alexion Pharmaceuticals	Endo International	Ironwood Pharmaceuticals	Regeneron
Alkermes	Exelixis	Jazz Pharmaceuticals	Seattle Genetics
Amarin	Gilead Sciences	Myriad Genetics	Syneos Health
Amgen	Horizon Therapeutics	Neurocrine Biosciences	Vertex
Biogen	Illumina	Opko Health	
BioMarin Pharmaceutical	Incyte	Pacira Biosciences	
Bio-Techne	Ionis Pharmaceuticals	PRA Health Sciences	

The following chart shows how United Therapeutics ranks within its 2021 peer group on a variety of metrics. These metrics were based on available data at the time the peer group was approved, generally reflecting the trailing twelve-month period ending March 31, 2020.



	United Therapeutics ($ in millions)	Percentile	Rank
Revenue	$1,442.5	46th%	**14th** of 26
Operating Income	$635.0	70th%	**9th** of 26
Adjusted Operating Income[1]	$645.0	67th%	**10th** of 26
Net Income	$527.8	70th%	**9th** of 26
ROIC[1]	11.3%	71st%	**8th** of 26
Return on Equity	20.0%	57th%	**11th** of 26
Return on Assets[1]	10.4%	78th%	**7th** of 26
Market Cap Per Employee[2]	$4.5	34th%	**17th** of 26

(1) Adjusted Operating Income is a non-GAAP figure, which in the case of United Therapeutics was calculated by adjusting operating income (the most closely comparable GAAP figure) to (i) add back an $8.8 million in-process research and development (**IPR&D**) impairment; and (ii) add back $1.2 million of SERP-related expenses. We do not use Adjusted Operating Income for operational purposes, but we do think it provides our Compensation Committee and our shareholders useful information in evaluating the reasonableness of our peer group selection criteria. ROIC and Return on Assets have been calculated using Adjusted Operating Income.

(2) Market capitalization per employee as of March 31, 2020 when the peer group was approved

Our Compensation Committee's approach to peer group selection is to apply an objective external measure for selecting companies. This results in a number of peers being larger than United Therapeutics based on revenue as well as a number of peers being smaller. Our goal each year is to place our company within the peer group statistics of the 25th to 75th percentile for revenue as close to the median as possible while managing changes each year due to sector volatility, industry consolidation, and differences in business and organization models. Furthermore, our Compensation Committee views it as critical to measure ourselves against industry-leading peers (including those that are both larger and smaller than we are) because, in addition to being companies with which we compete for talent, many of these larger and smaller companies are also our business competitors. By placing our company at around the 50th percentile of our peer group for revenue, we believe our peer group reflects companies of similar scope and complexity.

Key Governance Features of our Executive Compensation Program

Our Compensation Committee periodically assesses the effectiveness of our compensation policies and practices in achieving its pay-for-performance objective while aligning the interests of executive officers with those of shareholders, balancing short-term and long-term elements, and maintaining market competitiveness. Our Compensation Committee also reviews risk mitigation and governance items, which are designed to help ensure that our compensation programs are functioning to achieve such objectives. In conjunction with this assessment and review, we have adopted the following best practices:

✓ WHAT WE DO	✗ WHAT WE DON'T DO
• Design our executive compensation program to align pay and performance	• No backdating of stock options
• Maintain an appropriate balance between short-term and long-term compensation, which discourages short-term risk taking at the expense of long-term results	• No repricing of stock options without shareholder approval
• Grant performance-based long-term incentive awards	• No liberal share recycling under 2015 Stock Incentive Plan
• Maintain stock ownership guidelines to align executive officer and share ownership with that of our directors and our shareholders	• No vesting prior to the first anniversary of grant, subject to limited exceptions
• Prohibit hedging and pledging by executives and directors*	• No discounted or reloaded stock options
• Employ a compensation recovery, or clawback, policy**	• No excessive perquisites
• Conduct annual risk assessments of our compensation policies and practices	• No excise tax gross ups
• Hold Compensation Committee executive sessions without management	• No guaranteed bonus payments
• Engage an independent compensation consultant who reports directly to the compensation committee	

* Pursuant to our insider trading policy, directors, officers, and employees are prohibited from purchasing our securities on margin, engaging in "short" sales of our common stock, or buying or selling puts, calls, futures contracts, or other forms of derivative securities relating to our securities. In addition, our Board has adopted a policy prohibiting our directors and executive officers from pledging of shares of our common stock.

** Our Board has the authority, to the extent permitted by governing law, to make retroactive adjustments to any cash award or equity award-based incentive compensation paid to our Named Executive Officers and certain other senior managers where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement.

Other Executive Compensation Policies and Practices

Equity Incentive Awards Grant Timing Policy

Our equity incentive award grant timing is designed so that equity-based awards are granted after the market has had an opportunity to react to our announcement of annual earnings. As such, as a general matter, equity-based awards to our employees and Named Executive Officers are typically granted on March 15th each calendar year (or the preceding trading day if markets are not open on March 15th). We also believe this timing helps us avoid broad internal communication of highly confidential financial results prior to public announcement of our annual financial results. Our Compensation Committee may also approve equity-based awards at other times, in connection with significant personnel events, such as new hire, promotion, new directorship, achievement of a significant corporate objective, or appointment to a Board committee. In addition, our Compensation Committee has the flexibility to grant awards on the 15th day of any month (or the preceding trading day if markets are not open on the 15th).

All equity incentive awards granted to our Named Executive Officers and other employees have an exercise price equal to at least the closing price of our common stock on the Nasdaq on the date of grant or, if the award is granted on a date when the Nasdaq is not open, an exercise price equal to at least the closing price of our common stock on the Nasdaq on the preceding trading day.

Benefits and Perquisites

The benefits offered to our Named Executive Officers are substantially the same as those offered to all employees, with the exception of the supplemental executive retirement plan (**SERP**) discussed in the section entitled **Supplemental Executive Retirement Plan** below. We provide a tax-qualified retirement plan (a 401(k) plan) and medical and other benefits to executives that are generally available to other full-time employees. Under our 401(k) plan, all employees are permitted to contribute up to the maximum amount allowable under applicable law (*i.e.*, $19,500 in 2021 or $26,000 for eligible participants who are age 50 or older). We make matching contributions equal to 40% of eligible employee contributions with such matching contributions vesting 33 1/3% per year based on years of service, not the amount of time an employee has participated in the 401(k) plan. Therefore, once an employee completes three years of service, their

account is fully vested, and any future matching funds will vest immediately. The 401(k) plan and other generally available benefits programs allow us to remain competitive for executive talent. We also provide limited perquisites to our Named Executive Officers, including participation in either our vehicle lease program, which covers the monthly lease payment and cost of insurance and maintenance on vehicles, or a monthly car allowance of up to $1,000. Our Compensation Committee believes that the availability of these benefit programs generally enhances executive recruitment, retention, productivity, and loyalty to us.

For additional details on certain benefits and perquisites received by our Named Executive Officers, see the **Summary Compensation Table** below.

Supplemental Executive Retirement Plan

We maintain our SERP for select executives to enhance the long-term retention of individuals who have been and will continue to be vital to our success. Currently, only our Named Executive Officers and two other members of senior management participate in the SERP. The SERP provides participants with a lifetime annual payment after retirement (or at their election, a lump-sum payment) of up to 100% of final average three-year gross salary less estimated social security benefit, provided that they are employed by us or one of our affiliates until age 60. Participants in the SERP are prohibited from competing with us or soliciting our employees for a period of twelve months following their termination of employment or, if earlier, upon attainment of age 65. Violation of this covenant will result in forfeiture of all benefits under the SERP.

Additional details regarding the SERP, including provisions in connection with a participant's death or disability or change in control, are provided under the **Pension Benefits in 2021** table below.

Post-Employment Obligations to Named Executive Officers

Each of our Named Executive Officers is eligible for certain severance payments in the event their employment terminates under specified circumstances, including in connection with a change in control, as provided in their employment agreements as well as the terms of the SERP, the 1997 United Therapeutics Corporation Amended and Restated Equity Incentive Plan (**EIP**), the 2015 SIP, and the STAP. These payments vary based on the type of termination but may include cash severance, stock option and STAP vesting acceleration, SERP vesting acceleration, and/or continuation of health and other benefits.

Our Compensation Committee approved these arrangements in order to promote the loyalty and productivity of our Named Executive Officers and to align executive and shareholder interests by enabling executives to consider corporate transactions that are in the best interests of our shareholders and our other constituents without undue concern about whether the transaction may jeopardize their employment. Our Compensation Committee wants our Named Executive Officers to be free to think creatively and promote the best interests of our company without worrying about the impact of those decisions on their employment.

Details regarding severance and change in control arrangements for our Named Executive Officers are contained in the text following the **Potential Payments Upon Termination or Change in Control** table below.

Stock Ownership Guidelines

As noted above under **Our Corporate Governance—Selecting Directors—Stock Ownership Guidelines**, in 2011, our Board adopted Stock Ownership Guidelines in order to further align the financial interests of our directors and Named Executive Officers with those of our shareholders, to foster a long-term management orientation, and to promote sound corporate governance. Our Stock Ownership Guidelines set targets for each Named Executive Officer according to the lesser of a multiple of base salary or fixed number of shares of common stock as follows:

Title of NEO	Ownership Target
Chairperson and Chief Executive Officer	Lesser of 6x base salary or 100,000 shares
President and Chief Operating Officer	Lesser of 3x base salary or 30,000 shares
Chief Financial Officer and Treasurer	Lesser of 3x base salary or 20,000 shares
Executive Vice President and General Counsel	Lesser of 3x base salary or 30,000 shares

The policy provides procedures for granting exemptions in the case of hardship.

Policy Regarding Tax Deductibility of Executive Compensation

Under Section 162(m) of the Internal Revenue Code (the **Code**), a limitation exists on the deductibility of compensation paid to certain "covered employees", including all of our Named Executive Officers, in excess of $1 million per year and thus, we are unable to deduct compensation payable to Named Executive Officers in excess of such limit.

While our Compensation Committee considers the impact of this tax treatment, the primary factor influencing program design is the support of our business objectives. Accordingly, our Compensation Committee retains flexibility to structure our compensation programs in a manner that is not tax-deductible in order to achieve a strategic result that our Compensation Committee determines to be more appropriate.

Compensation Committee Report

The Compensation Committee of our Board of Directors has reviewed and discussed the **Compensation Discussion and Analysis** contained within this Proxy Statement with management and, based on such review and discussions, our Compensation Committee recommended to our Board of Directors that the **Compensation Discussion and Analysis** be included in this Proxy Statement and incorporated into United Therapeutics' Annual Report on Form 10-K for the year ended December 31, 2021.

Submitted by the Compensation Committee:

CHRISTOPHER PATUSKY (Chair)
RAYMOND DWEK
NILDA MESA
LOUIS SULLIVAN

Compensation Tables

Summary Compensation Table

The following table shows compensation information for 2019, 2020, and 2021 for our Named Executive Officers, calculated in accordance with SEC regulations.

Name and Principal Position	Year	Salary[1] ($)	Stock Options[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
Martine Rothblatt Chairperson and Chief Executive Officer	2021	1,367,858 [7]	—	2,132,813	—	10,400	3,511,071
	2020	1,352,435 [6][7]	—	1,873,080	1,575,757	10,400	4,811,672
	2019	1,218,038 [7]	40,010,000	1,753,125	2,643,874	10,000	45,635,037
James Edgemond Chief Financial Officer and Treasurer	2021	721,154	—	679,688	481,573	20,800	1,903,215
	2020	722,115 [6]	—	677,250	1,790,415	20,000	3,209,780
	2019	645,192	13,003,250	632,813	1,668,041	19,600	15,968,896
Michael Benkowitz President and Chief Operating Officer	2021	940,385	—	1,004,063	355,353	16,691	2,316,492
	2020	944,423 [6]	—	1,003,298	3,160,903	16,994	5,125,618
	2019	845,577	15,003,750	940,313	2,829,195	17,171	19,636,006
Paul Mahon Executive Vice President and General Counsel	2021	905,385	—	739,375	—	22,400	1,667,160
	2020	908,077 [6]	—	737,880	2,432,869	22,400	4,101,226
	2019	812,692	12,003,000	690,625	3,038,484	22,000	16,566,801

(1) Increases in base salaries for each of our Named Executive Officers became effective on February 25, 2019, February 24, 2020, and February 22, 2021.

(2) Amounts shown represent the aggregate grant date fair value of stock options granted in each reported year, computed in accordance with applicable accounting standards. For a discussion of valuation assumptions for stock options, see Note 8—*Share Based Compensation* to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021. The stock options were awarded under our 2015 SIP.

(3) Amounts shown for each year represent the total cash awards earned by each Named Executive Officer under our Company-Wide Milestone Program for the respective year, although the awards were not paid until March of the following year. The payouts were determined based on our attainment of specific, pre-established performance Milestones. For example, the amounts reported for 2021 reflect cash earned in respect of 2021 performance but paid in March 2022. For information on the amounts earned for 2021, see the section entitled **Cash Incentive Award Program** in the **Compensation Discussion and Analysis** above.

(4) Amounts shown represent the change in the actuarial present value of retirement benefits under the SERP calculated in accordance with GAAP under SEC requirements. The assumptions used in calculating the change in the actuarial present value of SERP benefits are described in the footnotes to the **Pension Benefits in 2021** table below. The change in pension value from year to year as reported in the table will vary based on these assumptions and may not represent the value that a Named Executive Officer will accrue or receive under the SERP. For Dr. Rothblatt and Mr. Mahon, the value in the table is reported as zero in accordance with SEC rules. The actual change for Dr. Rothblatt was ($873,368) and for Mr. Mahon was ($315,983).

(5) The amounts shown represent the aggregate incremental cost that can be attributed to lease, insurance, and maintenance payments made on vehicles used by a Named Executive Officer or for monthly automobile allowances, travel expenses for family members to our functions (collectively, the perquisites), and "matching contributions" under our 401(k) Plan equal to 40% of each participant's qualifying salary contributions. The 2021 amounts shown include a 401(k) match of $10,400 for each of Dr. Rothblatt, Mr. Edgemond, Mr Benkowitz, and Mr. Mahon. Additionally, the 2021 amounts include personal usage of a company leased vehicle of $10,400 and $6,291 for Mr. Edgemond and Mr. Benkowitz, respectively, and a car allowance of $12,000 for Mr. Mahon.

(6) We changed pay timing and pay periods in 2019 (from semi-monthly and paying current to bi-weekly and paying one week in arrears). This resulted in less pay actually received in 2019 (there were only 25 pay dates in calendar year 2019 with the change in timing) and with the timing of pay dates in 2020, there are 27 actual pay dates in 2020 rather than 26, which resulted in an increase in reported wages.

(7) Our Canadian subsidiary paid a portion of Dr. Rothblatt's total base salary in Canadian dollars. The value of this portion in U.S. dollars has been estimated for the purposes of disclosure by using the average exchange rate for each respective year. In 2019, 2020, and 2021, our Canadian subsidiary paid the equivalent of US $90,436, US $281,984, and US $238,274 of Dr. Rothblatt's total base salary, respectively.

Grants of Plan-Based Awards in 2021

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options[2] (#)	Exercise or Base Price of Stock Option Awards[2] ($/Sh)	Grant Date Fair Value of Stock Option Awards[2] ($)
		Threshold[1] ($)	Target[1] ($)	Maximum[1] ($)			
Martine Rothblatt	N/A [1]	639,844	1,706,250	2,559,375	—	N/A	N/A
James Edgemond	N/A [1]	203,906	543,750	815,625	—	N/A	N/A
Michael Benkowitz	N/A [1]	301,219	803,250	1,204,875	—	N/A	N/A
Paul Mahon	N/A [1]	221,813	591,500	887,250	—	N/A	N/A

(1) Actual cash incentive awards earned under the program in 2021 are reported in the **Summary Compensation Table** under the column entitled "Non-Equity Incentive Plan Compensation." While there are threshold performance criteria and payout levels for 75% of the cash incentive program (based on the Milestones related to cash profits, revenues, and manufacturing), the R&D Milestone does not contain threshold / minimum performance criteria. The amount reported under the column entitled "Threshold" shows the amount that would be earned if no credit was awarded under the R&D Milestone and the remaining three Milestones were achieved at threshold / minimum levels.

(2) In light of the four-year equity grant of stock options in March 2019 covering the 2019-2022 period, no equity-based awards were granted to the Named Executive Officers in 2021.

Narratives to Summary Compensation Table and Grants of Plan-Based Awards in 2021 Table

Named Executive Officer Employment Agreements

The material terms of each Named Executive Officer's employment agreement are described below.

Dr. Rothblatt

In April 1999, we entered into an employment agreement with Dr. Rothblatt. This agreement was amended from time to time and we entered into an Amended and Restated Executive Employment Agreement with Dr. Rothblatt effective January 1, 2009, in order to clarify the effectiveness of certain prior amendments, and to make other immaterial amendments. This agreement was further amended effective January 1, 2015, to remove her entitlement to an annual grant of stock options based on a market capitalization growth formula and to provide us flexibility to grant her incentive-based compensation in a variety of forms at our Compensation Committee's discretion. The amendment also eliminated Dr. Rothblatt's right to an Internal Revenue Code Section 280G excise tax gross up payment, among other changes.

Dr. Rothblatt's employment agreement provides for an initial five-year term, which is automatically extended for an additional year at the end of each year unless either party gives at least six months' notice of termination. If either party provided such a notice of termination, it would result in a four-year remaining term. We note that this rolling five-year term has no bearing on potential severance payments upon termination, which are described under **Potential Payments Upon Termination or Change in Control**.

Dr. Rothblatt's compensation in 2021 was paid pursuant to this employment agreement, which entitles her to a minimum base salary of $180,000, annual cash and long-term incentive compensation and participation in employee benefits generally available to other executives. The level of Dr. Rothblatt's base salary is subject to annual review and increase by our Compensation Committee. Her annual salary was reviewed in early 2021, and beginning February 22, 2021, was set at $1,365,000. Her employment agreement also requires us to pay the cost of leasing, maintaining, and insuring an automobile for Dr. Rothblatt.

Dr. Rothblatt's employment agreement prohibits her from engaging in activities competitive with us for five years following her last receipt of compensation from us. She is also subject to a permanent confidentiality obligation. For information regarding severance and change in control arrangements for Dr. Rothblatt, see the text following the **Potential Payments Upon Termination or Change in Control** table below.

Mr. Edgemond, Mr. Benkowitz, and Mr. Mahon

We have entered into employment agreements with each of Messrs. Edgemond, Benkowitz, and Mahon. The agreement for Mr. Mahon provides for an initial five-year term, which is automatically extended for an additional year at the end of each year. Either party may terminate the agreement a certain time period prior to an annual renewal, which would result in a four-year remaining term. The agreements for Messrs. Benkowitz and Edgemond provide an initial term of three years, following which the agreement continues from year to year for one-year terms unless either party provides written notice to terminate a certain time period prior to the end of the then current term. Each employment agreement provides for an annual minimum base salary, which is subject to annual review and increase by our Compensation Committee. Annual salaries for each of these executives were reviewed in early 2021, with raises becoming effective February 22, 2021. The following table outlines these details for each executive:

Name	Month/Year of Agreement	Minimum Base Salary under Agreement	Base Salary as of February 22, 2021
James Edgemond	March 2015	$400,000	$725,000
Michael Benkowitz	June 2016	$650,000	$945,000
Paul Mahon	June 2001	$300,000	$910,000

Under these agreements, each executive is eligible to participate in our broad-based employee benefit plans. In accordance with our executive automobile policy, Messrs. Edgemond, Benkowitz, and Mahon each receives either a monthly car allowance of $1,000 per month or the use of a company owned or leased vehicle.

Each of these employment agreements prohibits the executive from accepting employment, consultancy, or any other business relationships with an entity that directly competes with us or from engaging in the solicitation of our employees on behalf of a competitor for a period of time following his last receipt of compensation from us (two years in the case of Mr. Mahon and one year in the case of Mr. Edgemond and Mr. Benkowitz). Each agreement includes an obligation of confidentiality for three years after termination of the executive's employment.

Messrs. Edgemond and Benkowitz are each party to a change in control severance agreement providing benefits in the event of his termination following a change in control. In particular, these benefits include a cash severance payment equal to two times base salary, plus two times the highest of (1) the cash incentive award paid to the individual for the year immediately preceding the year in which the change in control occurs; (2) the cash incentive award payable to the individual for the year immediately preceding the year in which the termination of employment occurs; or (3) the individual's annual target cash incentive award. This cash severance would become payable in lieu of any severance payment under the respective employment agreements unless severance under the employment agreement would result in a greater benefit. The change in control severance agreement also provides for continuation of medical benefits for 24 months following termination, and outplacement benefits with a value of $10,000.

For further information regarding severance and change in control arrangements for these Named Executive Officers, see the text following the **Potential Payments Upon Termination or Change in Control** table below.

Summary of Terms of Plan-Based Awards

Stock Options under the 2015 SIP

In March 2019, our Named Executive Officers were granted stock options under our 2015 SIP. No equity-based awards were granted to our Named Executive Officers in 2020 or 2021.

Stock options granted under the 2015 SIP in 2019 cover four years of equity compensation (2019 through 2022), and have been designed such that: (1) overall equity compensation expense on an annualized basis, and overall dilution, are both expected to be lower than if we had continued with the previous equity compensation program for four additional years; (2) the Named Executive Officer will be incented to achieve our business objectives over the four-year period; and (3) vesting is heavily weighted toward the end of the four-year period, in order to aid in retention over that timeframe. 50% of the 2019 option grant was granted with an exercise price equal to the closing price of our common stock on the date of grant, and vests in equal installments on March 15, 2021, 2022 and 2023. The other 50% has an exercise price equal to 115% of the closing price of our common stock on the date of grant, and cliff vests (100%) on March 15, 2023. All of the 2019 stock options have an expiration date of the eighth anniversary of the date of grant. For information regarding acceleration of vesting upon certain employment termination events, see the text following the **Potential Payments Upon Termination or Change in Control** table below.

Outstanding Equity Awards at 2021 Fiscal Year-End

The following table sets forth information regarding unexercised stock options or STAP awards held by each of our Named Executive Officers as of December 31, 2021.

Name and Grant Date	Award Type	Number of Securities Underlying Unexercised Options or STAP Awards (#) Exercisable	(#) Unexercisable	Option or STAP Award Exercise Price ($)	Option or STAP Award Expiration Date
Martine Rothblatt					
12/31/2012	Stock Option [1]	21,579	—	53.42	12/31/2022
12/31/2013	Stock Option [1]	1,000,000	—	113.08	12/31/2023
12/31/2014	Stock Option [1]	723,869	—	129.49	12/31/2024
03/15/2016	Stock Option [2]	294,000	—	120.26	03/15/2026

Name and Grant Date	Award Type	Number of Securities Underlying Unexercised Options or STAP Awards		Option or STAP Award Exercise Price ($)	Option or STAP Award Expiration Date
		(#) Exercisable	(#) Unexercisable		
03/15/2017	Stock Option [3]	240,000	—	146.03	03/15/2027
03/15/2017	Stock Option [4]	100,000	—	146.03	03/15/2027
03/15/2017	Stock Option [6]	150,288	—	146.03	03/15/2027
03/15/2017	Stock Option [4]	244,122	—	146.03	03/15/2027
03/15/2018	Stock Option [5]	285,103	—	111.00	03/15/2028
03/15/2018	Stock Option [6]	213,827	—	111.00	03/15/2028
03/15/2019	Stock Option [8]	—	500,000	135.42	03/15/2027
03/15/2019	Stock Option [9]	166,666	333,334	117.76	03/15/2027
James Edgemond					
01/14/2013	STAP Award [7]	5,000	—	52.12	01/14/2023
03/14/2014	STAP Award [2]	2,411	—	94.96	03/14/2024
03/13/2015	STAP Award [2]	25,000	—	163.30	03/13/2025
03/13/2015	STAP Award [2]	15,160	—	163.30	03/13/2025
03/15/2016	Stock Option [2]	49,000	—	120.26	03/15/2026
03/15/2017	Stock Option [3]	45,000	—	146.03	03/15/2027
03/15/2017	Stock Option [4]	18,750	—	146.03	03/15/2027
03/15/2017	Stock Option [6]	32,205	—	146.03	03/15/2027
03/15/2017	Stock Option [4]	52,312	—	146.03	03/15/2027
03/15/2018	Stock Option [5]	75,349	—	111.00	03/15/2028
03/15/2018	Stock Option [6]	56,512	—	111.00	03/15/2028
03/15/2019	Stock Option [8]	—	162,500	135.42	03/15/2027
03/15/2019	Stock Option [9]	54,166	108,334	117.76	03/15/2027
Michael Benkowitz					
03/14/2014	STAP Award [2]	40,000	—	94.96	03/14/2024
03/13/2015	STAP Award [2]	37,200	—	163.30	03/13/2025
03/15/2016	Stock Option [2]	39,200	—	120.26	03/15/2026
06/24/2016	Stock Option [2]	52,500	—	102.11	06/24/2026
03/15/2017	Stock Option [3]	63,000	—	146.03	03/15/2027
03/15/2017	Stock Option [4]	26,250	—	146.03	03/15/2027
03/15/2017	Stock Option [6]	42,940	—	146.03	03/15/2027
03/15/2017	Stock Option [4]	69,750	—	146.03	03/15/2027
03/15/2018	Stock Option [5]	85,531	—	111.00	03/15/2028
03/15/2018	Stock Option [6]	64,148	—	111.00	03/15/2028
03/15/2019	Stock Option [8]	—	187,500	135.42	03/15/2027
03/15/2019	Stock Option [9]	62,500	125,000	117.76	03/15/2027
Paul Mahon					
03/13/2015	STAP Award [2]	116,250	—	163.30	03/13/2025
03/15/2016	Stock Option [2]	122,500	—	120.26	03/15/2026
03/15/2017	Stock Option [3]	75,000	—	146.03	03/15/2027
03/15/2017	Stock Option [4]	31,250	—	146.03	03/15/2027
03/15/2017	Stock Option [6]	42,940	—	146.03	03/15/2027
03/15/2017	Stock Option [4]	69,750	—	146.03	03/15/2027
03/15/2018	Stock Option [5]	81,458	—	111.00	03/15/2028

Name and Grant Date	Award Type	Number of Securities Underlying Unexercised Options or STAP Awards		Option or STAP Award Exercise Price ($)	Option or STAP Award Expiration Date
		(#) Exercisable	(#) Unexercisable		
03/15/2018	Stock Option [6]	7,094	—	111.00	03/15/2028
03/15/2019	Stock Option [8]	—	150,000	135.42	03/15/2027
03/15/2019	Stock Option [9]	50,000	100,000	117.76	03/15/2027

(1)   These stock options were fully vested upon grant pursuant to Dr. Rothblatt's employment agreement.

(2)   These stock options or STAP awards vested in one-fourth increments on each of the first four anniversaries of the date of grant.

(3)   These stock options vested in one-third increments on each of the first three anniversaries of the date of grant.

(4)   These stock options were subject to a three-year (2017-2019) performance threshold tied to average cash profit margin. These stock options were fully earned as of December 31, 2019 and vested at March 15, 2020.

(5)   These stock options were subject to a three-year (2018-2020) performance threshold tied to average cash profit margin. These stock options were fully earned as of December 31, 2020 and vested at March 15, 2021.

(6)   These stock options were subject to a one-year performance threshold tied to Company-Wide Milestone Performance. Once earned, shares vested in equal installments over a three-year period. The number of shares shown reflects the number of shares earned based on actual performance.

(7)   One-time STAP award granted upon Mr. Edgemond's commencement of employment, which vested in full on February 28, 2015.

(8)   These stock options cliff vest (100%) on the fourth anniversary of the date of grant.

(9)   These stock options vest in one-third increments on the second, third, and fourth anniversaries of the date of grant.

Option Exercises and Stock Vested in 2021

The following table shows (1) the number of shares of our common stock acquired upon exercise of stock options; and (2) the number of STAP awards exercised by each of our Named Executive Officers during the year ended December 31, 2021. We did not have any stock awards that vested in 2021.

| Name | Option Awards | | STAP Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of STAP Awards Exercised (#)	Value Realized on Exercise ($)[1]
Martine Rothblatt	33,909	5,080,077	—	—
James Edgemond	—	—	—	—
Michael Benkowitz	—	—	118,400	17,338,544
Paul Mahon	54,000	4,727,666	89,500	7,665,210

(1) Represents the difference between the exercise price of the stock options or STAP awards and the fair market value of our common stock on the date of exercise, multiplied by the number of options or STAP awards exercised. STAP awards convey the right to receive an amount in cash equal to the positive difference between the exercise price and the closing price of our common stock on the date of exercise.

Pension Benefits in 2021

The table below describes the present value of the accumulated benefit for our Named Executive Officers under the SERP. No payments were made under the SERP to our Named Executive Officers during 2021.

Name	Plan Name	Number of Years of Credited Service[1]	Actual Years of Service[2]	Present Value of Accumulated Benefit ($)[3]
Martine Rothblatt	SERP	15.0	25.5	18,206,599
James Edgemond	SERP	9.0	9.0	6,301,612
Michael Benkowitz	SERP	10.8	10.7	9,526,895
Paul Mahon	SERP	15.0	20.6	14,741,737

(1) Reflects the number of years (up to the maximum of 15 years under the terms of the SERP) since each Named Executive Officer commenced employment with us, through December 31, 2021.

(2) Reflects the number of years since each Named Executive Officer commenced employment with us, through December 31, 2021.

(3) The present values of accumulated benefits are based on assumptions used in the financial disclosures for the year ended December 31, 2021 including a discount rate of 2.05% and a lump sum interest rate of 2.75%. The present value represents the lump sum value of the accrued benefit which is based on service and earnings as of December 31, 2021, and assumes payment at age 60, the normal retirement date under the SERP. No preretirement death, disability, or termination is assumed. For a discussion of valuation assumptions, see Note 11—*Employee Benefit Plans* to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021.

Supplemental Executive Retirement Plan

In 2006, our Compensation Committee approved our SERP, which is a non-qualified supplemental defined benefit retirement plan for select key executives intended to enhance the long-term retention of individuals that have been and will continue to be vital to our success. Participants in the SERP generally must remain in the employ of United Therapeutics or one of its affiliates until age 60 to receive a benefit except in the event of death, disability or a change in control. If a participant terminates employment with us for any reason prior to age 60 (other than due to death or disability or following a change in control), no benefit will be paid. The benefit to be paid under the plan is based on when an executive commenced participation in the plan. In general, a participant will be eligible for an unreduced benefit under the plan after 15 years of service. Upon a change in control before a participant reaches age 60, they will immediately vest in and receive a prorated benefit based on years of service to date.

The SERP is administered by our Compensation Committee. Currently, our Named Executive Officers and two other members of our senior management participate in the SERP. Each of our Named Executive Officers is eligible, upon retirement after the age of 60, to receive monthly payments equal to the monthly average of the total gross base salary received by the participant over their last 36 months of active employment (the **Final Average Compensation**), reduced by the participant's estimated social security benefit (determined as provided under the SERP), for the remainder of the participant's life (the aggregate amount of such payments, the **Normal Retirement Benefit**), commencing on the first day of the sixth month after retirement. For executives who began participating in the plan after July 1, 2006, the retirement benefit is generally calculated as 100% of the final three year average gross base salary reduced by the estimated social security benefit they would receive in retirement, multiplied by a fraction (not to exceed one) the numerator of which is their years of

service and the denominator of which is 15 (the **Normal Retirement Benefit**). This means that for participants who have less than 15 years of service with us, the retirement benefit is prorated by the number of years of actual service divided by 15 years. By age 60, all current participants will have had 15 years of service if they remain employed by us. In the event of termination of employment due to disability prior to the age of 60 or death prior to retirement, a participant or the participant's beneficiary, as applicable, will be entitled to a percentage of the Normal Retirement Benefit, as determined under the SERP (the aggregate amount of such payments referred to as the **Disability Retirement Benefit**), commencing on the first day of the sixth month after termination of employment in the event of a Disability and as soon as administratively practicable in the event of death. All of our Named Executive Officers have elected to receive their benefit in the form of a lump sum, although they were also offered a choice of a single life annuity or an actuarially equivalent joint or survivor annuity.

In the event of a change in control, as defined in the SERP, a participant who is actively employed on the date of the change in control will be entitled to a lump sum payment equal to the actuarial equivalent present value of a monthly single life annuity equal to (1) the participant's Final Average Compensation, reduced by the participant's estimated future social security benefit (determined as provided under the SERP), multiplied by (2) a fraction (no greater than one), the numerator of which equals the participant's years of service and the denominator of which equals 15, to be paid as soon as administratively practicable following the change in control. In the event that a participant is entitled to a Normal Retirement Benefit or Disability Retirement Benefit at the time of a change in control, all such payments (or any remaining payments, with respect to any participant who is receiving payments under the SERP at the time of the change in control) will be made in a lump sum as soon as administratively practicable following such change in control. Participants in the SERP will be prohibited from competing with us or soliciting its employees for a period of twelve months following their termination of employment (or, if earlier upon attainment of age 65). Violation of this covenant will result in forfeiture of all benefits under the SERP.

Rabbi Trust

In December 2007, our Compensation Committee adopted the United Therapeutics Corporation Supplemental Executive Retirement Plan Rabbi Trust Document (**Rabbi Trust Document**), providing for the establishment of a trust (**Rabbi Trust**), the assets of which will be contributed by us and used to pay benefits under the SERP. We entered into the Rabbi Trust Document with Wilmington Trust Company, which serves as trustee of the Rabbi Trust. The Rabbi Trust is irrevocable, and SERP participants will have no preferred claim on, nor any beneficial ownership interest in, any assets of the Rabbi Trust.

Currently, the Rabbi Trust does not contain any assets. Generally, we may contribute additional assets to the Rabbi Trust at our sole discretion. However, pursuant to the terms of the Rabbi Trust Document, within five days following the occurrence of a potential change in control (as defined in the **Rabbi Trust Document**), or if earlier, at least five days prior to the occurrence of a change in control (as defined in the **Rabbi Trust Document**), we will be obligated to make an irrevocable contribution to the Rabbi Trust in an amount sufficient to pay each SERP participant or beneficiary the benefits to which they would be entitled pursuant to the terms of the SERP on the date on which the change in control occurred. The Rabbi Trust will not terminate until the date on which SERP participants or their beneficiaries are no longer entitled to benefits pursuant to the terms of the SERP.

Potential Payments Upon Termination or Change in Control

Each of our Named Executive Officers is eligible to receive certain payments and benefits if their employment is involuntarily terminated without "Cause", terminated by the executive for "Good Reason", terminated by the executive voluntarily with continued status as a "Senior Advisor" to us, terminated due to disability or death, or terminated in connection with a "Change in Control" of our company in accordance with the applicable terms of their respective employment agreements, change in control severance agreements, the SERP, our equity compensation plans (the EIP and 2015 SIP) and related stock option agreements, as reported in the **Potential Payments Upon Termination or Change in Control** table below and described in the narrative table that follows. The summary of these benefits is qualified in its entirety by the specific language of the various agreements and plans that have been filed with the SEC. The amounts shown in the **Potential Payments Upon Termination or Change in Control** table below are estimates of the value of these payments and benefits, assuming that such termination or triggering event was effective as of December 31, 2021 (except as otherwise noted below with respect to those Named Executive Officers who terminated during the year). The actual compensation to be paid to a Named Executive Officer can only be determined at the time such Named Executive Officer's employment is terminated and may vary based on factors such as the timing during the year of any such event, our stock price, the Named Executive Officer's age, and any changes to our benefit arrangements and policies. In addition to the benefits described below, our Named Executive Officers will be eligible to receive any benefits accrued under our broad-based benefit plans, such as distributions under life insurance and disability benefit plans.

Executive Benefits and Payments Upon Separation	Involuntary Termination Without Cause/Resignation for Good Reason/ Resignation While Continuing as Senior Advisor[1]	Disability	Death	Termination upon a Change in Control	Change In Control without Termination of Employment
Martine Rothblatt					
Salary and cash incentive	$11,587,320	$1,365,000	$1,365,000	$11,587,320	$—
Stock option vesting acceleration[2]	$73,103,399	$73,103,399	$73,103,399	$73,103,399	$73,103,399
Supplemental Executive Retirement Plan	$18,206,599 [3]	$18,206,599	$12,340,924	$18,206,599	$18,206,599
Health and other benefits[4]	$157,281	$—	$—	$157,281	$—
Total	$103,054,599	$92,674,998	$86,809,323	$103,054,599	$91,309,998
James Edgemond					
Salary and cash incentive	$143,014	$—	$—	$2,804,500	$—
Stock option vesting acceleration[2]	$—	$23,758,649	$23,758,649	$23,758,649	$23,758,649
Supplemental Executive Retirement Plan	$—	$6,225,804	$4,169,360	$6,199,561	$6,199,561
Health and other benefits[5]	$—	$—	$—	$74,828	$—
Total	$143,014	$29,984,453	$27,928,009	$32,837,538	$29,958,210
Michael Benkowitz					
Salary and cash incentive	$458,260	$—	$—	$3,896,596	$—
Stock option vesting acceleration[2]	$—	$27,413,750	$27,413,750	$27,413,750	$27,413,750
Supplemental Executive Retirement Plan	$—	$6,335,662	$3,818,304	$8,624,979	$8,624,979
Health and other benefits[5]	$—	$—	$—	$74,828	$—
Total	$458,260	$33,749,412	$31,232,054	$40,010,153	$36,038,729
Paul Mahon					
Salary and cash incentive	$3,295,760	$—	$—	$3,295,760	$—
Stock option vesting acceleration[2]	$21,931,000	$21,931,000	$21,931,000	$21,931,000	$21,931,000
Supplemental Executive Retirement Plan	$—	$13,537,056	$8,867,612	$14,562,127	$14,562,127
Total	$25,226,760	$35,468,056	$30,798,612	$39,788,887	$36,493,127

(1)   Benefits upon termination while continuing as a senior advisor are applicable only to employment agreements with Dr. Rothblatt and Mr. Mahon.

(2) The value shown is based on the positive difference between the aggregate exercise price of all accelerated stock options and/or STAP awards and the aggregate market value of the underlying shares calculated based on the closing market price of our common stock on December 31, 2021, $216.08. With respect to the four-year stock option grants in March 2019, both Dr. Rothblatt and Mr. Mahon have waived their contractual provision providing for stock option vesting acceleration if they resign while continuing as a senior advisor.

(3) Dr. Rothblatt's employment agreement provides for SERP benefits upon reaching age 65, including three additional years of service. Given Dr. Rothblatt has attained retirement age and has already reached the maximum number of years of service under the SERP, this additional benefit is no longer applicable. As a result, the value included in this table represents the normal benefits Dr. Rothblatt would receive upon retirement, in accordance with the terms of the SERP.

(4) Represents the estimated value of continued health care benefits for a three-year period after termination, outplacement services for 12 months, and the fair value of one currently leased vehicle.

(5) Represents the estimated value of continued health care benefits for a two-year period after termination and outplacement services equal to $10,000.

Severance and Change in Control Payments to Named Executive Officers

Provision	Terms Applicable to Chairperson and CEO	Terms Applicable to Mr. Mahon
Payments Upon Involuntary Termination without Cause, or Resignation for Good Reason, or Resignation while Continuing as Senior Advisor	• Lump sum prorated cash incentive and incentive payment* • Lump sum payment equal to 3.0 times base salary + 3.0 times annual cash incentive award* • Continuation of health care benefits for 36 months, outplacement services for 12 months and the transfer of one currently leased vehicle • Immediate vesting of unvested stock options**	• Lump sum payment equal to 2.0 times: (1) current base salary; plus (2) annual cash incentive award* • Immediate vesting of unvested stock options and STAP awards**
Payments Upon Disability	• Continued payment of current base salary through the end of the calendar year following such disability • Acceleration of SERP benefits • Immediate vesting of unvested stock options	• Immediate vesting of unvested stock options and STAP awards • Acceleration of SERP benefits
Payments Upon Death	• Continued payment of current base salary through the end of the calendar year following such death to Executive's legal representatives • Acceleration of SERP benefits • Immediate vesting of unvested stock options	• Immediate vesting of unvested stock options and STAP awards • Acceleration of SERP benefits
Payments Upon Termination Following Change in Control	• Same as Payments Upon Involuntary Termination, etc., except that payment of SERP benefits occurs immediately, and is calculated as described above under Supplemental Executive Retirement Plan	• Same as Payments Upon Involuntary Termination, etc. • Acceleration of SERP benefits
Payments Upon Change in Control without Termination	• Acceleration of SERP benefits • Immediate vesting of unvested stock options (if not assumed)	• Immediate vesting of unvested stock options and STAP awards (if not assumed) • Acceleration of SERP benefits

* Payment is equal to greater of payment for the prior year, or the average of such payments for the prior two years

** Provision has been waived with respect to the 2019-2022 four-year stock options granted to Dr. Rothblatt and Mr. Mahon

Provision	Terms Applicable to Mr. Edgemond and Mr. Benkowitz
Payments Upon Involuntary Termination without Cause	• Lump sum payment equal to base salary through the remainder of the agreement term
Payments Upon Disability	• Continued payment of current base salary through date of termination
	• Immediate vesting of unvested stock options and STAP awards
	• Acceleration of SERP benefits
Payments Upon Death	• Immediate vesting of unvested stock options and STAP awards
	• Acceleration of SERP benefits
Payments Upon Termination Following Change in Control	• Payment of a lump sum cash amount equal to 2.0 times the sum of (x) base salary plus (y) the highest of (1) the cash incentive paid to the individual for the year immediately preceding the year in which the change in control occurs; (2) the cash incentive award payable to the individual for the year immediately preceding the year in which the termination of employment occurs; or (3) the individual's annual target cash incentive award
	• Immediate vesting of unvested stock options and STAP awards
	• Acceleration of SERP benefits
	• Continuation of medical benefits for 24 months
	• Outplacement benefits with a value of $10,000
Payments Upon Change in Control without Termination	• Acceleration of SERP benefits
	• Immediate vesting of unvested stock options and STAP awards (if not assumed)

*   Payment is equal to greater of payment for the prior year, or the average of such payments for the prior two years

As used in the tables above, the following terms are generally defined as follows:

Cause:

• In the case of Dr. Rothblatt, her willful and continued failure to substantially perform her duties, or willfully engaging in gross misconduct that is materially injurious to us

• In the case of the other Named Executive Officers, (1) failure to perform any of the material terms or provisions of his employment agreement; (2) negligent or unsatisfactory performance of duties, after notice and the opportunity to correct such performance; (3) employment- or profession-related misconduct; (4) conviction of a crime involving a felony, fraud, or embezzlement; or (5) misappropriation of our funds or misuse of assets

Good Reason:

• In the case of Dr. Rothblatt, the occurrence of any of the following without her consent: (1) the assignment of any duties that are inconsistent with her position as Chairperson and Chief Executive Officer; (2) a material adverse change in her reporting responsibilities, titles, or offices; (3) failure to re-elect her to any position she held with us; (4) a reduction in her base salary or failure to increase her salary consistent with certain other executive salary increases; (5) relocation of 25 miles or more or additional substantially more burdensome travel requirements; (6) failure to continue her as a participant in any bonus or other incentive plans in which she was participating; (7) failure to keep in effect certain benefit plans and arrangements; (8) failure to obtain a successor entity's assumption of the employment agreement; (9) failure to abide by certain provisions in the employment agreement; or (10) any other material breach of the employment agreement

• In the case of Mr. Mahon, the material diminishment of his authority and responsibilities without cause

Change in Control: Transfer of control of our company (generally, as a result of an acquisition, merger, hostile takeover, or any other reason)

Pay Ratio

As required by Section 953(b) of the Dodd Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the ratio of the 2021 compensation of our principal executive officer to that of our median compensated employee.

During 2021, our principal executive officer was our Chief Executive Officer, Dr. Martine Rothblatt. For purposes of this pay ratio disclosure, Dr. Rothblatt's 2021 annual total compensation was $3,528,217, and the 2021 total annual compensation for our median employee, identified as discussed below, was $189,023, resulting in a pay ratio of approximately 19:1. Dr. Rothblatt's total compensation for purposes of this disclosure differs from the total annual compensation reflected in the **Summary Compensation Table** because we included the value of employer paid non-discriminatory health and welfare benefits and basic life insurance premiums, which are not required to be disclosed in the **Summary Compensation Table**, but which we include here to give a more complete picture of our median employee's total rewards compensation.

The median employee whose compensation is reported above is the same median employee whose compensation was reported in our prior year pay ratio disclosure, who was identified as of October 1, 2020 in order to calculate the 2020 pay ratio. There have been no changes in our employee population or employee compensation arrangements that we believe would significantly impact the calculations of this pay ratio. In accordance with Item 402(u) of Regulation S K, we identified our employee population as of October 1, 2020 and determined the median employee by (1) aggregating for each applicable employee (a) annual base salary determined as of October 1, 2020 for salaried employees (or hourly rate as of the same date, multiplied by estimated hours worked in 2020, for hourly employees); and (b) the target cash incentive, commissions, and overtime earned in 2020; and (2) ranking this compensation measure for our employees from lowest to highest. This calculation was performed for all employees except as disclosed in the following paragraph, excluding Dr. Rothblatt, whether employed on a full time, part time, or seasonal basis.

For purposes of identifying the median employee, all employees located outside of the United States as of October 1, 2020, totaling 16 individuals, were excluded from the determination of the median employee pursuant to the so-called *de minimis* exemption, which permits us to exclude foreign employees, up to 5% of our total employee population of 948, on a whole country basis. As of October 1, 2020, these employees were located in the following countries: Canada (9), Germany (2) and United Kingdom (5). Applying this *de minimis* exemption, as of October 1, 2020, we considered a total of 931 US based employees (excluding our CEO) and no employees located outside of the United States. Irrespective of the *de minimis* exemption, on this same date we had 931 U.S. based employees (excluding our CEO) and 16 employees located outside of the United States.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation, allows companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

3 | Approval of The Amendment and Restatement of The United Therapeutics Corporation Amended and Restated 2015 Stock Incentive Plan

We are asking our shareholders to approve an amendment and restatement (the **2022 Restatement**) of the United Therapeutics Corporation Amended and Restated 2015 Stock Incentive Plan (the **Plan**). On April 29, 2015, our Board of Directors unanimously adopted and approved the Plan. Our shareholders subsequently approved the Plan at our 2015 Annual Meeting of Shareholders. Our shareholders subsequently approved an amendment and restatement of the Plan at each of our 2018, 2019, 2020, and 2021 Annual Meetings of Shareholders. We refer to the 2021 amendment and restatement of the Plan as the **2021 Restatement**.

Our Board of Directors adopted and approved the Plan to stimulate the efforts of non-employee directors, officers, employees, and other service providers, in each case who are selected to be participants in the Plan, by heightening the desire of such persons to continue working toward and contributing to our success and progress. The Plan allows grants of stock options, stock appreciation rights, restricted stock, restricted stock units, and stock awards, any of which may be performance-based, and for cash incentives.

We believe that a comprehensive equity compensation program serves as a necessary and powerful tool to attract, retain, and incentivize individuals essential to our financial success and accordingly benefits all of our shareholders by allowing us to retain individuals who are expected to make significant contributions to the creation of shareholder value.

The 2022 Restatement makes the following changes to the 2021 Restatement of the Plan:

- Increases the maximum number of shares of our common stock that may be issued under the Plan by 500,000 shares
- Extends the expiration date of the Plan to April 25, 2032

Approval of the 2022 Restatement requires the affirmative vote of the holders of a majority of the outstanding shares present, online or by proxy, at our Annual Meeting and entitled to vote on this proposal. Abstentions have the same effect as an "against" vote. Broker non-votes, if any, have no impact on the vote.

Our Board of Directors recommends that you vote FOR the approval of the amendment and restatement of the United Therapeutics Corporation Amended and Restated 2015 Stock Incentive Plan.

Why You Should Vote For the 2022 Restatement of the Plan

Our Board of Directors recommends that our shareholders approve the 2022 Restatement of the Plan.

- **Reasonable Share Request.** At the current burn rate for our equity awards, we expect that the existing limit of 11,000,000 shares available for issuance under the 2021 Restatement of the Plan may be insufficient to fund the annual issuance of awards to our employees and executives in March 2025.
- **Market Competitiveness and Broad-Based Usage.** We offer equity-based compensation to all of our full-time employees, executive officers, and non-employee directors. Like other similarly-situated biotech and pharmaceutical companies, many of which we compete with for talent, equity is an important part of our compensation program. Our ability to continue granting equity-based awards is crucial to ensure that we can attract, retain, motivate, and reward key talent so that we can continue to deliver exceptional performance.

If the 2022 Restatement is not approved, we may need to grant cash-based or other awards in order to remain competitive; these awards may not align the interests of our key employees and non-employee directors as closely with those of our shareholders as equity awards. In addition, the use of cash resources to deliver competitive pay would divert cash from use in running other aspects of our business and investing in future product development.

Promotion of Good Corporate Governance Practices

Our company and our Board of Directors have designed the Plan to include a number of provisions that we believe promote best practices by reinforcing the alignment between equity compensation arrangements for non-employee directors, officers, employees, and other service providers and shareholders' interests. These provisions include, but are not limited to:

- the Plan allows for awards to be granted with performance-based vesting conditions;
- stock options and stock appreciation rights may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date;
- no award may vest prior to the first anniversary of grant, subject to limited exceptions for death, disability, or a change in control;
- the share pool under the Plan is not subject to liberal "recycling" provisions (among other things, shares used to pay the exercise price for stock options do not again become available for grant under the Plan);
- at any time when the exercise price of a stock option or stock appreciation right is above the market value of our common stock, we cannot, without shareholder approval, directly or indirectly "reprice" those awards;

- stock options granted under the Plan cannot be subject to a "reload" feature;

- we have the authority under the Plan to cancel outstanding awards (vested or unvested) in the event the applicable plan participant engages in an "act of misconduct" (as such term is defined in the Plan);

- no participant may receive dividends in respect of an unvested award; and

- the Plan specifies limits on cash and equity compensation that may be provided annually to our non-employee directors.

Key Data

The following table includes information regarding all of our outstanding equity awards (under all of our equity-based compensation plans under which shares of common stock may be issued, other than our Employee Stock Purchase Plan) and shares available for future awards under the Plan as of March 16, 2022:

Total shares underlying all outstanding stock options	7,302,975
Weighted average exercise price of outstanding stock options	$126.92
Weighted average remaining contractual life of outstanding stock options	4.41 years
Total shares of common stock outstanding	45,279,000
Total shares underlying all outstanding and unvested performance shares	0
Total shares underlying all outstanding and unvested restricted stock (excluding performance shares)	372,295
Shares available for future awards that could be issued under Prior Plan[1]	0
Shares available for future awards that could be issued under the 2015 Stock Incentive Plan[2]	2,789,311
Shares available for future awards that could be issued under the 2019 Inducement Stock Incentive Plan[3]	75,197

(1) Certain outstanding stock options were issued under our Amended and Restated Equity Incentive Plan (the **Prior Plan**), which was approved by security holders in 1997. Information regarding this plan is contained in Note 8—*Share Based Compensation* to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021. No further awards may be granted pursuant to the Prior Plan following shareholder approval of the Plan in June 2015 (but outstanding awards under the Prior Plan will continue to be governed by the Prior Plan). Any shares subject to awards that are forfeited under the Prior Plan will not become available for the issuance of future awards under either the Plan or the Prior Plan

(2) This is the Plan being amended and restated and does not include the additional shares to be made available for issuance if the 2022 Restatement is approved. The fungible share ratio of 1.35:1 will apply to full-value awards granted under the 2022 Restatement

(3) The fungible share ratio of 2.14:1 will apply to full value awards granted under the 2019 Inducement Stock Incentive Plan

The potential dilution from the additional 500,000 shares to be made available for issuance under the Plan is approximately 1.1% (calculated as the additional shares requested divided by shares outstanding as of March 16, 2022). Our Board of Directors has considered this potential dilution level in the context of competitive data from our peer group and believes that the resulting dilution levels would be within normal competitive ranges. Actual dilution from the Plan will depend on several factors, including the type of awards made under the Plan. This is because the Plan uses a fungible share design, under which each share issued pursuant to a stock option or stock appreciation right will reduce the number of shares available under the Plan by one share, and each share issued pursuant to other awards will reduce the number of shares available by 1.35 shares. If all of the shares available under the Plan were to be granted in the form of restricted stock units, the total potential dilution from the Plan would be approximately 0.8% as of March 16, 2022 (calculated as the additional shares requested divided first by 1.35 and then by the total shares outstanding as of March 16, 2022).

We manage our long-term dilution goal by limiting the number of shares subject to equity awards that we grant annually, commonly referred to as burn rate. Burn rate shows how rapidly a company is depleting its shares reserved for equity compensation plans and is defined as the number of shares granted under our equity incentive plans divided by the weighted average number of common shares outstanding at the end of the year. We have calculated the burn rate under the Plan for the past three years, as set forth in the following table:

	Options Granted[1]	Full-Value Shares Granted[1]	Total Granted = Options+ Full-Value Shares	Weighted Average Number of Common Shares Outstanding	Burn Rate
Fiscal 2021	43,653	188,378	232,031	44,860,950	0.5%
Fiscal 2020	78,559	284,303	362,862	44,224,671	0.8%
Fiscal 2019	2,081,047	225,218	2,306,265	43,818,811	5.3%
Three-Year Average	734,420	232,633	967,053	44,301,477	2.2%

(1) These figures reflect time-based full-value awards granted during the applicable fiscal year and both time-based and performance-based stock option awards granted during the applicable fiscal year

An additional metric that we use to measure the cumulative impact of our equity program is overhang (the number of shares subject to equity awards outstanding but not exercised or settled, plus the number of shares available to be granted, divided by the sum of the total number of shares of our common stock outstanding, plus the number of shares subject to equity awards outstanding but not exercised or settled, plus the number of shares available to be granted). Of the shares subject to outstanding awards under our equity plans as of March 16, 2022, approximately 29,050 shares, or approximately 0.4% of the total shares subject to outstanding awards, were subject to stock options with exercise prices greater than $182.55. If the Plan is approved, our overhang calculated on this basis would increase to approximately 20%, and then would be expected to decline as awards are exercised and/or become vested.

When considering the Plan, our Board of Directors also reviewed, among other things, projected future share usage and projected future forfeitures. The projected future usage of shares for long-term incentive awards under the Plan was reviewed under scenarios based on a variety of assumptions. Depending on assumptions, with the 500,000 additional shares to be made available under the Plan, the 2022 Restatement of the Plan is expected to satisfy our equity compensation needs for approximately two to three years of similar levels of awards based on current utilization levels. Our Board of Directors is committed to effectively managing the number of shares reserved for issuance under the Plan while minimizing shareholder dilution.

Plan Summary

The following summary of the material terms of the Plan is qualified in its entirety by reference to the complete statement of the Plan, which is set forth in **Annex A** to this Proxy Statement.

Administration

The Plan will be administered by our Compensation Committee. Subject to the express provisions of the Plan, the administrator is authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of the Plan. All decisions, determinations, and interpretations by our Compensation Committee regarding the Plan and awards granted under the Plan will be final and binding on all participants and other persons holding or claiming rights under the Plan or an award under the Plan. Our Compensation Committee may authorize one or more of our officers to perform any or all things that the administrator is authorized and empowered to do or perform under the Plan. Our Compensation Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more of our officers or employees, and/or to one or more agents.

Participants

Any person who is a current or prospective officer or employee of United Therapeutics or of any subsidiary may be eligible for selection by the administrator for the grant of awards under the Plan. In addition, non-employee directors and any service providers who have been retained to provide consulting, advisory or other services to us may be eligible for the grant of awards under the Plan. Options intended to qualify as "incentive stock options" (**ISOs**) within the meaning of Section 422 of the Code may be granted only to our employees. Approximately 972 officers and employees and eleven non-employee directors currently qualify to participate in the Plan.

Stock Options and RSUs Granted under the Plan

No awards made under the Plan prior to the date of the Annual Meeting were granted subject to shareholder approval. The number and types of awards that will be granted under the Plan in the future are not determinable, as our Compensation Committee will make these

determinations in its discretion. The following table sets forth information with respect to the number of stock options and RSUs that have been granted to our NEOs, directors, and the specified groups set forth below under the Plan as of March 16, 2022. No other award types have been granted under the Plan. On March 16, 2022, the closing price of the underlying shares of our common stock traded on the Nasdaq was $182.55 per share.

Name and Principal Position	Stock Options	Restricted Stock Units[1]
Martine Rothblatt Chairperson and Chief Executive Officer	2,560,144	—
James Edgemond Chief Financial Officer and Treasurer	661,157	—
Michael Benkowitz President and Chief Operating Officer	827,691 [2]	—
Paul Mahon Executive Vice President and General Counsel	793,364	—
All executive officers as a group (4 persons)[3]	4,842,356	—
All non-executive directors as a group (11 persons)	422,990	113,200
Each associate of the above-mentioned directors or executive officers	—	—
Each other person who received or is to receive 5% of such options, warrants or rights	—	—
All employees (other than current executive officers) as a group (2,344 persons)[4]	1,708,952	978,753

(1)   Reflects the actual number of shares of common stock subject to restricted stock units, without applying the fungible share ratio of 1.35:1 or 2.14:1, as applicable

(2)   Held indirectly by trusts

(3)   Excludes former executive officers

(4)   Includes current and former employees and former executive officers

Registration of Securities. We intend to file a registration statement on Form S-8 to register the additional shares requested in August 2022.

Shares Subject to the Plan and to Awards

Subject to changes in our capitalization, the aggregate number of shares of our common stock issuable pursuant to all awards under the Plan will not exceed 11,500,000 shares; provided that (1) any shares granted under options or stock appreciation rights will be counted against this limit on a one-for-one basis; (2) any shares granted prior to March 17, 2020, as awards other than options or stock appreciation rights will be counted against this limit as 2.14 shares for every one share subject to such award; and (3) any shares granted on or after March 17, 2020, as awards other than options or stock appreciation rights shall be counted against this limit as 1.35 shares for every one share subject to such award. The shares issued pursuant to awards granted under the Plan may be shares that are authorized and unissued or issued shares that were reacquired by us, including shares purchased in the open market.

For purposes of determining the share limits described in the paragraph above, the aggregate number of shares issued under the Plan at any time will equal only the number of shares actually issued upon exercise or settlement of an award. Notwithstanding the foregoing, shares subject to an award under the Plan may not again be made available for issuance under the Plan if such shares are: (1) shares that were subject to a stock-settled stock appreciation right and were not issued upon the net settlement or net exercise of such stock appreciation right; (2) shares used to pay the exercise price of an option; (3) shares delivered to or withheld by us to pay the withholding taxes related to an award; or (4) shares repurchased on the open market with the proceeds of an option exercise.

Shares subject to awards that have been canceled, expired, forfeited or otherwise not issued under an award and shares subject to awards settled in cash will not count as shares issued under the Plan. Any shares that were subject to options or stock appreciation rights and that again become available for awards under the Plan will be added as one share for every one share subject to such options or stock appreciation rights. Any shares that were subject to awards other than options or stock appreciation rights that again become available for awards under the Plan shall: (1) prior to March 17, 2020 be added as 2.14 shares for every one share subject to such awards; and (2) from and after March 17, 2020, be added as 1.35 shares for every one share subject to such awards.

Subject to certain adjustments, the aggregate number of shares subject to awards granted under the Plan during any calendar year to any one participant will not exceed 1,000,000 and the aggregate number of shares that may be issued pursuant to the exercise of ISOs granted under the Plan will not exceed 11,500,000. The maximum amount payable pursuant to that portion of a cash incentive award granted in any calendar year to any participant under the Plan will not exceed $5 million.

In addition, the aggregate dollar value of awards (based on the aggregate accounting value on the date of grant) granted pursuant to the Plan during any calendar year to any non-employee director may not exceed $400,000 for annual equity grants (plus, for the year an individual first becomes a non-employee director (x) an initial equity grant valued at $400,000, plus (y) a *pro-rata* portion of the $400,000

annual equity-based award value based on the number of months remaining in the Board of Directors service year at the date of grant). The annual equity award may be payable in options, restricted stock units, or a combination, as elected by the non-employee director. The Plan further provides that the cash compensation paid or payable to a non-employee director with respect to any calendar year may not exceed $60,000 (with additional cash compensation of $35,000 for the lead independent director, $25,000 for each committee chair, and $15,000 for each other committee membership), plus a pro-rated portion of the aggregate cash compensation for the roles in which the non-employee director serves for the year an individual first becomes a non-employee director.

Option Awards

The administrator will establish the exercise price per share under each option, which, other than in the event of options granted in connection with a merger or other acquisition, will not be less than the fair market value (or 110 percent of the fair market value in the case of ISOs granted to individuals who own more than 10 percent of our common stock) of a share on the date the option is granted. The administrator will establish the term of each option, which in no case may exceed a period of ten years from the date of grant (or five years in the case of ISOs granted to individuals who own more than 10 percent of our common stock). Options granted under the Plan may either be ISOs or options which are not intended to qualify as ISOs, or nonqualified stock options (**NQSOs**). Unless the administrator determines otherwise: (1) upon termination of employment other than due to death, disability, or termination for cause, participants may continue to exercise their options for ninety (90) days (or until the expiration date of the option, if earlier) to the extent that they were exercisable upon the date of termination; (2) upon death or disability, options become fully vested and remain exercisable for one year (or until the expiration date of the option, if earlier) following such event; and (3) upon termination of employment for cause, all options are forfeited. Stock options may not include any "reload" feature. In no event shall any stock option fully vest before the first anniversary of the date of grant; provided that, if so determined by the administrator, an option may fully vest before such anniversary in the event of the participant's death or disability or a change in control. No participant will have any rights as a shareholder with respect to any shares subject to options until such shares have been issued, including, for avoidance of doubt, no voting rights and no rights to receive dividends, distributions, or dividend equivalents in respect of an option or any shares subject to an option until the participant has become the holder of record of such shares.

Stock Appreciation Rights

A stock appreciation right provides the right to receive the monetary equivalent of the increase in value of a specified number of the shares over a specified period of time after the right is granted. Stock appreciation rights may be granted to participants either in tandem with or as a component of other awards granted under the Plan (**tandem SARs**) or not in conjunction with other awards (**freestanding SARs**). All freestanding SARs will be granted subject to the same terms and conditions applicable to options as set forth above and in the Plan, and all tandem SARs will have the same exercise price, vesting, exercisability, forfeiture, and termination provisions as the award to which they relate. Participants will have no voting rights and will have no rights to receive dividends, distributions, or dividend equivalents in respect of stock appreciation rights or any shares subject to stock appreciation rights until the participant has become the holder of record of such shares.

Restricted Stock and Restricted Stock Units

Restricted stock is an award or issuance of shares the grant, issuance, retention, vesting, and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as the administrator deems appropriate. Restricted stock units are awards denominated in units of shares under which the issuance of shares is subject to such conditions (including continued employment or performance conditions) and terms as the administrator deems appropriate. Notwithstanding the satisfaction of any performance goals, the number of shares granted, issued, retainable, and/or vested under a restricted stock award or restricted stock units because of either financial performance or personal performance evaluations may be reduced, but not increased, by the administrator based on such further consideration as the administrator may determine.

In no event shall any restricted stock or restricted stock units fully vest before the first anniversary of the date of grant; provided that, if so determined by the administrator, restricted stock or restricted stock units may fully vest before such anniversary in the event of the participant's death or disability or a change in control. Unless the administrator determines otherwise, (1) upon termination of employment for any reason other than death or disability, all restricted stock and restricted stock units still subject to restrictions as of the date of termination will be forfeited; and (2) upon death or disability, the restrictions remaining on a participant's restricted stock and restricted stock units will lapse.

Unless otherwise determined by the administrator, participants holding shares of restricted stock granted under the Plan may exercise full voting rights with respect to those shares during the period of restriction, and participants will have no voting rights with respect to shares underlying restricted stock units unless and until such shares are reflected as issued and outstanding shares in our stock ledger. Participants in whose name restricted stock is granted will be entitled to receive all dividends and other distributions paid with respect to those shares, unless determined otherwise by the administrator. Participants will be entitled to receive dividends or dividend equivalents with respect to shares underlying restricted stock units only to the extent provided by the administrator. However, in no event will dividends, distributions or dividend equivalents be payable with respect to unvested or unearned awards until such awards vest.

Stock Awards

The administrator may grant stock awards under the Plan, which will be subject to the terms and conditions determined by the administrator. Participants will have all voting, dividend, liquidation, and other rights with respect to shares underlying a stock award, subject to any restrictions on transfer determined by the administrator, provided that in no event will dividends, distributions, or dividend equivalents be currently payable with respect to unvested or unearned stock awards until such awards vest. In no event shall any stock award fully vest before the first anniversary of the date of grant; provided that, if so determined by the administrator, a stock award may fully vest before such anniversary in the event of the participant's death or disability or a change in control.

Incentive Awards

Each incentive award will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period of not less than one year. The administrator will establish the performance criteria and level of achievement of these criteria that will determine the target and maximum amount payable under an incentive award, which criteria may be based on financial performance and/ or personal performance evaluations. Notwithstanding the satisfaction of any performance goals, the amount paid under an incentive award because of either financial performance or personal performance evaluations may be reduced, but not increased, by the administrator based on such further consideration as the administrator may determine. Payment of the amount due under an incentive award may be made in cash or in shares, as determined by the administrator, provided that no participant will have any rights as a shareholder with respect to any shares payable in respect of an incentive award until said shares have been issued, including, for avoidance of doubt, no voting rights and no rights to receive dividends, distributions, or dividend equivalents in respect of an incentive award or any shares subject to an incentive award until the participant has become the holder of record of such shares.

Suspension or Termination of Awards

Unless otherwise determined by the administrator, (1) if our Chief Executive Officer or any other person designated by the administrator reasonably believes that a participant may have committed an act of misconduct (as defined in the Plan), then the participant's rights to exercise any option, vest in any award and/or receive payment for or shares in settlement of an award may be suspended pending a determination of whether an act of misconduct has been committed; and (2) if the administrator, our Chairperson and Chief Executive Officer or any other person designated by the administrator determines that a participant has committed an act of misconduct, then the participant (a) may not exercise any option or stock appreciation right, vest in, have restrictions on an award lapse or otherwise receive payment of an award; (b) will forfeit all outstanding awards; and (c) may be required, at the discretion of the committee, to return or repay any then-unvested shares previously issued under the Plan.

Amendment and Termination

Our Board of Directors may amend, alter or discontinue the Plan, and the administrator may amend or alter any agreement or other document evidencing an award made under the Plan, except that no such amendment may, without the approval of our shareholders: (1) increase the maximum number of shares for which awards may be granted under the Plan; (2) reduce the minimum price set forth in the Plan at which options or stock appreciation rights may be granted; (3) reduce the exercise price of outstanding options or stock appreciation rights; (4) extend the term of the Plan; (5) change the class of persons eligible to be participants; (6) otherwise amend the Plan in any manner requiring shareholder approval by law or under Nasdaq listing requirements (or the listing requirements of any successor exchange that is the primary stock exchange for trading of our shares); or (7) increase the individual maximum limits set forth in the Plan.

No amendment or alteration to the Plan or an award or award agreement may be made that would impair the rights of the holder of an award without such holder's consent, provided that no such consent will be required if the administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the Plan, or the award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard. In addition, the Plan may not be amended in any way that causes the Plan to fail to comply with or be exempt from Section 409A of the Code, unless our Board expressly determines to amend the Plan to be subject to Section 409A of the Code.

Change in Control

The administrator may determine the effect of a change in control (as defined in the Plan) on outstanding awards in a manner that is fair and equitable to participants (as determined by the administrator in its reasonable discretion). These effects, which need not be the same for all participants, may include, but are not limited to: (1) substituting for the shares subject to an outstanding award or portion thereof the stock or securities of the surviving corporation or any successor corporation, in which event the aggregate exercise price of the award will remain the same; and/or (2) converting any outstanding award or portion thereof into a right to receive cash or other property following the consummation of the change in control in an amount equal to the value of consideration to be received for one share of our

common stock in connection with such transaction less the purchase or exercise price of the shares subject to the award, multiplied by the number of shares subject to the award or portion thereof.

Adjustments

The number and kind of shares available for issuance under the Plan, and the number and kind of shares subject to the individual and ISO limits set forth under the Plan, will be equitably adjusted by the administrator to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend, or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of shares outstanding. The terms of any outstanding award will also be equitably adjusted by the administrator as to price, number, or kind of shares subject to such award and other terms to reflect the foregoing events, which adjustments need not be uniform as between different awards or different types of awards.

In the event there is a change in the number or kind of outstanding shares under the Plan as a result of a change of control, other merger, consolidation, or otherwise, then the administrator will determine the appropriate and equitable adjustment to be effected. In addition, in the event of such a change, the administrator may accelerate the time or times at which any award may be exercised and may provide for cancellation of such accelerated awards that are not exercised within a time prescribed by the administrator in its sole discretion.

Transferability

Unless the administrator determines otherwise, awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or stock appreciation right may be exercisable only by the participant during their lifetime. To the extent permitted by the administrator, the person to whom an award is initially granted may make certain limited transfers to certain family members, family trusts, or family partnerships.

Effective Date and Termination of the Plan

The Plan was initially adopted by our Board on April 29, 2015 and approved by our shareholders at the 2015 Annual Meeting of shareholders. The 2018 Restatement was adopted by our Board on April 25, 2018 and approved by our shareholders at the 2018 Annual Meeting of Shareholders. The 2019 Restatement was adopted by our Board on April 25, 2019 and approved by our shareholders at the 2019 Annual Meeting of Shareholders. The 2020 Restatement was adopted by our Board on April 29, 2020 and approved by our shareholders at the 2020 Annual Meeting of Shareholders. The 2021 Restatement was adopted by our Board on April 26, 2021 and approved by our shareholders at the 2021 Annual Meeting of Shareholders. The 2022 Restatement was adopted by our Board on April 25, 2022 and will become effective upon approval by our shareholders at the 2022 Annual Meeting. The Plan will remain available for the grant of awards until April 25, 2032.

Federal Income Tax Treatment

The following tax discussion is a general summary as of the date of this Proxy Statement of the U.S. federal income tax consequences to us and the participants in the Plan. The discussion is intended solely for general information and does not make specific representations to any participant. The discussion does not address state, local, or foreign income tax rules or other U.S. tax provisions, such as estate or gift taxes. A recipient's particular situation may be such that some variation of the basic rules is applicable to him or her. In addition, the federal income tax laws and regulations frequently have been revised and may be changed again at any time. Therefore, each recipient is urged to consult a tax advisor before exercising any award or before disposing of any shares acquired under the Plan both with respect to federal income tax consequences as well as any foreign, state, or local tax consequences.

Stock Options

ISOs and NQSOs are treated differently for federal income tax purposes. ISOs are intended to comply with the requirements of Section 422 of the Code. NQSOs need not comply with such requirements.

An optionee is not taxed on the grant or exercise of an ISO. The difference between the exercise price and the fair market value of the shares on the exercise date will, however, be a preference item for purposes of the alternative minimum tax. If an optionee holds the shares acquired upon exercise of an ISO until the later of two years following the option grant date and one year following exercise, the optionee's gain, if any, upon a subsequent disposition of such shares is long term capital gain. The measure of the gain is the difference between the proceeds received on disposition and the optionee's basis in the shares (which generally equals the exercise price). If an optionee disposes of stock acquired pursuant to exercise of an ISO before satisfying these holding periods, the optionee will recognize ordinary income in the year of disposition an amount equal to the excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares), over the exercise price paid for the shares, and capital gain or loss for any other difference between the sale price and the exercise price. Our company is not entitled to an income tax deduction on the grant or exercise of an ISO or on the optionee's disposition of the shares after satisfying the holding period requirement described above. If the holding periods

are not satisfied, we will be entitled to a deduction in the year the optionee disposes of the shares in an amount equal to the ordinary income recognized by the optionee.

In order for an option to qualify for ISO tax treatment, the grant of the option must satisfy various other conditions more fully described in the Code. We do not guarantee that any option will qualify for ISO tax treatment even if the option is intended to qualify for such treatment. In the event an option intended to be an ISO fails to so qualify, it will be taxed as an NQSO described below.

An optionee is not taxed on the grant of an NQSO. On exercise, the optionee recognizes ordinary income equal to the difference between the exercise price and the fair market value of the shares acquired on the date of exercise. Our company is entitled to an income tax deduction in the year of exercise in the amount recognized by the optionee as ordinary income. The optionee's gain (or loss) on subsequent disposition of the shares is long-term capital gain (or loss) if the shares are held for at least one year following exercise, and otherwise is short-term capital gain (or loss). Our company does not receive a deduction for any such capital gain.

Stock Appreciation Rights

Generally, the recipient of a freestanding SAR will not recognize any taxable income at the time the freestanding SAR is granted. If the freestanding SAR is settled in cash, the cash will be taxable as ordinary income to the recipient at the time that it is received. If the freestanding SAR is settled in shares, the recipient will recognize ordinary income equal to the excess of the fair market value of the shares on the day they are received over any amounts paid by the recipient for the shares.

With respect to tandem SARs, if a holder elects to surrender the underlying option in exchange for cash or stock equal to the appreciation inherent in the underlying option, the tax consequences to the employee will be the same as discussed above relating to freestanding SARs. If the employee elects to exercise the underlying option, the holder will be taxed at the time of exercise as if they had exercised an NQSO (discussed above).

Our company generally is entitled to a deduction with respect to a SAR at the same time the recipient recognizes ordinary income with respect thereto.

Restricted Stock and Restricted Stock Units

Grantees of restricted stock or restricted stock units do not recognize income at the time of the grant. When the award vests or is paid, grantees generally recognize ordinary income in an amount equal to the fair market value of the stock or units at such time, and we will receive a corresponding deduction. Dividends (if any) paid with respect to unvested shares of restricted stock generally will be taxable as ordinary income to the participant at the time the dividends are received.

Subject to Section 162(m) of the Code, we generally will be entitled to a deduction with respect to restricted stock and restricted stock units at the same time the recipient recognizes ordinary income with respect thereto.

Stock Awards

Grantees of stock awards generally are required to recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date the shares are granted over the purchase price (if any) paid for the shares. Subject to Section 162(m) of the Code, we generally will be entitled to a deduction with respect to stock awards at the same time the recipient recognizes ordinary income with respect thereto.

Cash Incentive Awards

A participant will have taxable income at the time a cash incentive award is paid or, if the participant has timely elected deferral to a later date, such later date. At that time, the participant will recognize ordinary income equal to the value of the amount then payable and, subject to Section 162(m) of the Code, we will be entitled to a corresponding deduction.

Company Deduction and Section 162(m)

Our company generally will be entitled to a deduction for federal income tax purposes as described above with respect to each type of award. However, pursuant to the Tax Cuts and Jobs Act that was signed into law in December 2017, for taxable years beginning on or after January 1, 2018, the compensation deductible with respect to the Chief Executive Officer, the Chief Financial Officer, and the individuals serving as our officers at the end of such year who are among the three highest compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer) for proxy reporting purposes, as well as for individuals who were proxy officers for any taxable year beginning after December 31, 2016, Section 162(m) limits the amount of compensation otherwise deductible by us and our subsidiaries for such year to $1,000,000. The "performance-based compensation" exception to this limitation generally is no longer applicable for awards granted after November 3, 2017 (but may be available for tax deductions for grants made on or prior to that date).

New Plan Benefits

The benefits that will be awarded or paid under the Plan are not currently determinable. Awards granted under the Plan are within the discretion of our Compensation Committee, and our Compensation Committee has not determined future awards or who might receive them. Information about awards granted in fiscal year 2021 under our prior plans to our Named Executive Officers can be found in the table under the heading Grants of Plan-Based Awards. As of March 16, 2022, the closing price of a share of our common stock on the Nasdaq was $182.55.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents information as of December 31, 2021, regarding our securities authorized for issuance under equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options and restricted stock units (a)[3]	Weighted average exercise price of outstanding options (b)[4]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)[5]
Equity compensation plan approved by security holders[1]	7,701,852	126.73	5,964,775
Equity compensation plans not approved by security holders[2]	6,665	—	75,768
Total	7,708,517	126.73	6,040,543

(1) All outstanding stock options were issued under our two equity incentive plans approved by security holders in 1999 (the **1999 Plan**) and 2015 (the **2015 Plan**). The majority of outstanding restricted stock units (**RSUs**) were issued under the 2015 Plan. In addition, our employees have outstanding rights to purchase our common stock at a discount as part of our Employee Stock Purchase Plan (**ESPP**), which was approved by security holders in 2011. No further awards will be issued under the 1999 Plan. Information regarding these plans is contained in Note 8—*Share-Based Compensation* to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021.

(2) We have one equity incentive plan, the United Therapeutics Corporation 2019 Inducement Stock Incentive Plan (the **2019 Inducement Plan**), that has not been approved by our shareholders, as permitted by the Nasdaq Stock Market rules. The 2019 Inducement Plan was approved by our Board of Directors in February 2019 and provides for the issuance of up to 99,000 shares of our common stock in the aggregate under awards granted to newly-hired employees. Currently, we grant only RSUs to newly-hired employees under the 2019 Inducement Plan. Information regarding this plan is contained in Note 8—*Share-Based Compensation* to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021.

(3) Column (a) includes 7,317,978 shares of our common stock issuable upon the exercise of outstanding stock options issued under the 1999 Plan and 2015 Plan; 383,874 shares issuable upon the vesting of outstanding RSUs issued under the 2015 Plan; and 6,665 shares issuable upon the vesting of outstanding RSUs issued under the 2019 Inducement Plan. The 2015 Plan and 2019 Inducement Plan use a share counting formula for determining the number of shares available for issuance under the plans. In accordance with this formula, each option issued under the 2015 Plan counts as one share, while each RSU issued under the 2015 Plan and the 2019 Inducement Plan counts as 1.35 shares and 2.14 shares, respectively. The number under column (a) represents the actual number of shares issuable under our outstanding awards without giving effect to the share counting formula.

(4) Column (b) represents the weighted average exercise price of the outstanding stock options only. The outstanding RSUs are not included in this calculation because they do not have an exercise price.

(5) Column (c) includes 2,581,300, 3,383,475, and 75,768 of shares available for future issuance under the ESPP, the 2015 Plan, and the 2019 Inducement Plan, respectively. Under the ESPP, employees may purchase shares based upon a six-month offering period at an amount equal to the lesser of (1) 85 percent of the closing market price of the Common Stock on the first day of the offering period, or (2) 85 percent of the closing market price of the Common Stock on the last day of the offering period. Refer to Note 8—*Share-Based Compensation—Employee Stock Purchase Plan* in our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021 for more information about the ESPP. The number under column (c) assumes that all 390,539 outstanding RSUs included in column (a) vest. Each RSU is only counted as one share in column (a) because only one share is issuable upon vesting. However, if any RSU does not vest, the number of shares available for future issuance will increase by 1.35 and 2.14, under the 2015 Plan and 2019 Plan, respectively, because of the share counting formula described in note (3) above.

AUDIT MATTERS

<table>
<tr><td>4</td><td><h2>Ratification of The Appointment of Ernst & Young LLP as United Therapeutics Corporation's Independent Registered Public Accounting Firm for 2022</h2></td></tr>
</table>

The Audit Committee of our Board has appointed Ernst & Young LLP (**EY**) as our independent registered public accounting firm for the year 2022. Services provided to us and our subsidiaries by EY in 2021 are described under the section entitled Principal Accountant Fees and Services below.

We ask that our shareholders vote to ratify the appointment of EY as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, our Board has chosen to submit the ratification of EY's appointment to our shareholders as a matter of good corporate practice. In the event our shareholders do not ratify the appointment of EY, such appointment will be reconsidered by our Audit Committee and our Board. Following such reconsideration, our Audit Committee may still appoint EY if it determines doing so to be in the best interests of the company. Even if the appointment of EY is ratified, our Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests and those of our shareholders.

The affirmative vote of the holders of a majority of the outstanding shares of common stock present, online or by proxy, at our Annual Meeting, and entitled to vote on the matter, is required for approval of this proposal. Abstentions have the same effect as an "against" vote. If you hold your shares through brokerage accounts, brokers will have the discretion to vote on this item in the absence of your instructions.

Representatives of EY are expected to be present at our Annual Meeting to respond to appropriate shareholder questions and to make such statements as they may desire.

Our Board of Directors recommends that you vote FOR the ratification of the appointment of EY as our independent registered public accounting firm for 2022.

Report of our Audit Committee

As the members of the Audit Committee, we oversee United Therapeutics' financial reporting process on behalf of our Board of Directors. We are all independent directors under the applicable Nasdaq listing standards and the independence standards set forth in Rule 10A-3(b)(1) under the Exchange Act. Our Board has determined that Richard Giltner, our Audit Committee Chair, is an audit committee financial expert as defined under the rules and regulations of the SEC (based on the relevant experience described in his biography above) and that each member of our Audit Committee meets the financial sophistication requirement of the Nasdaq listing standards. Our Audit Committee operates under a written charter, which we review periodically, and which was adopted by our Board. Our charter is consistent with the provisions of the Sarbanes-Oxley Act of 2002, as well as the corporate governance rules issued by the SEC and Nasdaq, as they relate to audit committee requirements.

We have met and held discussions with management and our independent auditors regarding financial reporting. Management is responsible for the financial reporting process and preparation of United Therapeutics' quarterly and annual consolidated financial statements, including maintaining a system of internal controls and disclosure controls and procedures. Our Audit Committee is directly responsible for the appointment, compensation, retention, oversight, and termination of our independent auditors. EY functioned as our independent auditors for 2021 and has served as our auditor since 2003. EY is responsible for expressing an opinion on (1) the conformity of our consolidated financial statements with generally accepted accounting principles; and (2) our internal control over financial reporting. Our Audit Committee does not prepare financial statements or conduct audits.

In conjunction with the December 31, 2021, audited consolidated financial statements, we have:

- reviewed and discussed United Therapeutics' 2021 audited consolidated financial statements with our management and EY, including discussions about critical accounting policies, other financial accounting and reporting principles and practices appropriate for us, and the reasonableness of significant judgments

- reviewed and discussed management's assessments of the effectiveness of internal controls over financial reporting and EY's related assessments and auditing procedures

- discussed with EY the overall scope of and plans for our audits and reviews. Our Audit Committee has met with EY, with and without management present, to discuss our financial reporting processes and internal accounting controls. We have reviewed all important audit findings prepared by EY

- discussed with EY matters that are required to be discussed by applicable Public Company Accounting Oversight Board (**PCAOB**) requirements. EY also provided to our Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding its communications with our Audit Committee concerning independence. We also discussed with EY their independence, including any relationships that may have an impact on their objectivity and independence, and satisfied ourselves as to EY's independence. We also reviewed and pre-approved the scope and fees for all audit and other services performed by EY for us

- met and reviewed with members of senior management and EY the certifications provided by our Chairperson and Chief Executive Officer and our Chief Financial Officer under the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC relating to these certifications and the overall certification process

Based on these reviews and discussions, our Audit Committee recommended to our Board of Directors that our audited consolidated financial statements for 2021 be included in our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC.

Submitted by the Audit Committee:

RICHARD GILTNER (Chair)
CHRISTOPHER CAUSEY
JUDY OLIAN
LINDA MAXWELL
TOMMY THOMPSON

Principal Accountant Fees and Services

Fees for professional services provided by EY in each of the last two years in each of the following categories were:

	2021	2020
Audit fees	$2,139,080	$2,088,155
Audit-related fees	560,400	19,142
Tax fees:		
Fees for tax compliance services	338,318	329,997
Fees for tax consulting services (including tax advice and tax planning)	47,442	107,041
Total tax fees	385,760	437,038
All other fees	4,620	5,005
	$3,089,860	$2,549,340

Audit fees include the aggregate fees billed for the audit of our consolidated annual financial statements, reviews of our interim consolidated financial statements included in quarterly reports, accounting and financial reporting consultations and services in connection with registration statements. Audit-related fees include the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported as audit fees. Tax fees include the aggregate fees billed for professional services for tax compliance, tax advice, and tax planning. All other fees included license fees for an accounting research online software tool.

The Audit Committee of our Board of Directors has considered and determined that the provision of non-audit services by EY is compatible with maintaining EY's independence. Since EY's appointment as our independent registered public accounting firm, our Audit Committee has pre-approved all of the services performed by EY.

Policy on Audit Committee Pre-Approval of Audit Services and Permissible Non-Audit Services of our Independent Auditors

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services performed by our independent auditors. These services may include audit services, audit-related services, tax services, and other services. For audit services, our independent auditor provides an engagement letter to our Audit Committee prior to commencing its second quarter review work, which outlines the scope of the proposed audit and audit-related fees. Our Audit Committee reviews the letter and negotiates with and formally engages the auditor.

For non-audit services, our senior management may from time to time recommend to our Audit Committee that it engage our independent auditor to provide non-audit services, and request our Audit Committee to approve such engagement. Our senior management and our independent auditor will each confirm to our Audit Committee that each non-audit service is permissible under all applicable legal requirements. A budget estimating non-audit service spending for the fiscal year will be provided to our Audit Committee along with the request. Our Audit Committee must approve the permissible non-audit services and the budget for such services. Our Audit Committee has delegated authority to our Audit Committee Chair to pre-approve Audit and permissible non-audit services below a certain threshold. Our Audit Committee will be informed periodically as to the non-audit services actually provided by our independent auditor pursuant to this pre-approval process.

OTHER MATTERS

Certain Relationships and Related Party Transactions

Review and Approval of Related Party Transactions

We have adopted a written policy for the review of transactions, arrangements, and relationships between our company and our directors, director nominees, executive officers, greater than 5% shareholders, and their immediate family members where the amount involved exceeds $100,000. The policy requires our Audit Committee to review certain transactions subject to the policy and determine whether to approve or ratify those transactions. In doing so, our Audit Committee considers, among other things, whether the transaction is on terms that are no less favorable to our company than terms generally available to an unaffiliated third party under similar circumstances and the extent of the related person's interest in the transaction. The policy also provides the Chair of our Audit Committee with the authority to approve or ratify transactions in which the amount involved is expected to be less than $500,000. Information on transactions approved or ratified by the Chair of our Audit Committee is provided to our Audit Committee at its next regularly scheduled meeting.

Our Audit Committee has considered and adopted standing pre-approvals under the policy for certain limited transactions with related persons that meet specific criteria. Information on transactions subject to pre-approval is provided to our Audit Committee at its next regularly scheduled meeting. Pre-approved transactions are limited to:

- executive officers' compensation that is subject to required Proxy Statement disclosure or Compensation Committee approval
- non-employee director compensation that is subject to required Proxy Statement disclosure
- certain transactions with other companies and certain charitable contributions that do not exceed the greater of $200,000 or 5% of the other company's or non-profit organization's total annual revenues or receipts
- transactions where all shareholders receive proportional benefits

Other Relationships

From time to time, we employ family members of certain executive officers. During 2021, Dr. Rothblatt's daughter, Jenesis Rothblatt, was employed as Project Leader, Corporate Telepresence & Robotics, and received total compensation valued at approximately $140,000.

Beneficial Ownership of Common Stock

The following table sets forth certain information as of April 11, 2022 (unless otherwise noted), with respect to the beneficial ownership of our common stock by: (1) each person or entity who we know beneficially owns more than 5% of the outstanding shares of our common stock; (2) each director and director nominee; (3) each of our Named Executive Officers (which include our Chairperson and Chief Executive Officer, our Chief Financial Officer and Treasurer, our President and Chief Operating Officer, and our Executive Vice President and General Counsel); and (4) all of our directors and executive officers as a group. Unless otherwise noted, the address of each person listed below is our co-headquarters address at 1040 Spring Street, Silver Spring, Maryland 20910. In accordance with SEC rules, the number of shares of common stock beneficially owned and the percentage of outstanding shares shown in this table exclude any STAP awards held by our directors and executive officers because they are cash settled awards that do not involve the issuance of shares of common stock.

Name	Number of Shares of Common Stock Beneficially Owned[1]	Percentage of Outstanding Shares[2]	Vested STAP Awards[3]
Beneficial Owners			
BlackRock, Inc.[4] 55 East 52nd Street New York, NY 10055	4,239,175	9.4%	—
The Vanguard Group[5] 100 Vanguard Boulevard Malvern, PA 19355	4,160,963	9.2%	—
Avoro Capital Advisors LLC[6] 110 Greene Street, Suite 800 New York, NY 10012	3,035,000	6.7%	—
Renaissance Technologies LLC[7] 800 Third Avenue New York, NY 10022	2,917,191	6.5%	—
FMR LLC[8] 245 Summer Street Boston, Massachusetts 02210	2,523,378	5.6%	—
Executive Officers, Directors and Nominees			
Martine Rothblatt[9]	4,284,548	8.8%	—
Michael Benkowitz[10]	570,554	1.2%	77,200
Paul Mahon[11]	524,479	1.1%	116,250
James Edgemond[12]	438,748	*	47,571
Tommy Thompson[13]	67,030	*	32,200
Katherine Klein[14]	61,920	*	29,375
Christopher Causey[15]	49,520	*	—
Ray Kurzweil[16]	49,430	*	30,000
Judy Olian[17]	47,850	*	—
Christopher Patusky[18]	47,710	*	16,500
Louis Sullivan[19]	46,690	*	—
Richard Giltner[20]	26,710	*	30,000
Nilda Mesa[21]	24,670	*	—
Linda Maxwell[22]	20,680	*	—
Raymond Dwek[23]	15,000	*	38,000
All directors and executive officers as a group (15 persons)[24]	6,275,539	12.4%	417,096

*   Less than one percent.

(1)   Beneficial ownership is determined in accordance with the rules of the SEC and generally includes ownership of those shares over which the person has sole or shared voting or investment power. Beneficial ownership also includes ownership of shares of our common stock subject to rights and options currently exercisable or convertible, or exercisable or convertible within 60 days after April 11, 2022. Except where indicated otherwise, and subject to community property laws where applicable, to our knowledge, the persons listed in the table above have sole voting and investment power with respect to their shares of our common stock.

Other Matters

(2) Ownership percentage is based on 45,293,468 shares of our common stock outstanding on April 11, 2022, plus, as to the holder thereof and no other person, the number of shares (if any) that the person has the right to acquire as of April 11, 2022, or within 60 days thereafter, through the exercise of stock options or other similar rights.

(3) Represents the number of outstanding, vested STAP awards on April 11, 2022. None of the individuals in the table above have STAP awards scheduled to vest within 60 days after April 11, 2022. Because STAP awards are cash settled and do not involve the issuance of shares of stock, they are excluded from the other columns of this table.

(4) Beneficial ownership information obtained from a Schedule 13G/A filed by BlackRock, Inc. on February 3, 2022, reporting beneficial ownership as of December 31, 2021. According to the Schedule 13G/A, BlackRock, Inc. has sole voting power over 4,051,360 shares and sole dispositive power over 4,239,175 shares.

(5) Beneficial ownership information obtained from a Schedule 13G/A filed by The Vanguard Group on February 10, 2022, reporting beneficial ownership as of December 31, 2021. According to the Schedule 13G/A, The Vanguard Group has shared voting power over 24,046 shares, sole dispositive power over 4,099,192 shares, and shared dispositive power over 61,771 shares.

(6) Beneficial ownership information obtained from a Schedule 13G/A filed by Avoro Capital Advisors LLC (**Avoro**) and Behzad Aghazadeh, who serves as the portfolio manager and controlling person of Avoro, on February 11, 2022, reporting beneficial ownership as of December 31, 2021.

(7) Beneficial ownership information obtained from a Schedule 13G/A filed by the Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation (together, Renaissance) on February 11, 2022, reporting beneficial ownership as of December 31, 2021. According to the Schedule 13G/A, Renaissance has sole voting power over 2,908,817 shares, and sole dispositive power over 2,917,191 shares.

(8) Beneficial ownership information obtained from a Schedule 13G/A filed by FMR LLC (**FMR**) and Abigail P. Johnson on February 9, 2022, reporting beneficial ownership as of December 31, 2021. According to the Schedule 13G/A, FMR has sole voting power over 245,262 shares and FMR and Ms. Johnson each have sole dispositive power over 2,523,378 shares. According to the Schedule 13G/A, neither FMR nor Ms. Johnson has sole power to vote or direct the voting of shares owned directly by various investment companies registered under the Investment Company Act advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Board of Trustees.

(9) Includes currently exercisable options held by Dr. Rothblatt to purchase 3,606,121 shares. Also includes 651,549 shares held indirectly by trust, 166 shares held by Dr. Rothblatt's spouse, 22,333 shares held by charitable organizations and 4,249 shares held in trusts for the benefit of Dr. Rothblatt's children, over which Dr. Rothblatt has investment and voting power.

(10) Includes currently exercisable options to purchase 568,319 shares held indirectly by trusts.

(11) Includes currently exercisable options to purchase 487,992 shares.

(12) Includes currently exercisable options to purchase 437,461 shares.

(13) Includes currently exercisable options to purchase 46,510 shares. Also includes 5,800 shares held in a limited liability company owned by Governor Thompson's family and 8,200 shares held in a family trust with Governor Thompson as trustee.

(14) Includes currently exercisable options to purchase 60,240 shares.

(15) Includes currently exercisable options to purchase 48,770 shares.

(16) Includes currently exercisable options to purchase 40,210 shares.

(17) Includes currently exercisable options to purchase 39,620 shares.

(18) Includes currently exercisable options to purchase 44,830 shares. Also includes 1,200 shares held in a family trust with Mr. Patusky as trustee.

(19) Includes currently exercisable options to purchase 35,590 shares.

(20) Includes currently exercisable options to purchase 15,000 shares.

(21) Includes currently exercisable options to purchase 18,030 shares.

(22) Includes currently exercisable options to purchase 20,680 shares.

(23) Includes currently exercisable options to purchase 15,000 shares.

(24) Includes currently exercisable options to purchase 5,484,373 shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, officers and greater than 10% shareholders to file reports of ownership and changes in ownership of our equity securities with the SEC. We routinely assist our officers and directors in preparing and filing these reports. Based solely on a review of the copies of reports furnished to us and related written representations from reporting persons, we believe that for the fiscal year ended December 31, 2021, all reporting persons filed the required reports on a timely basis under Section 16(a), except that: (a) one Form 4 reporting the vesting of performance-based stock options for Dr. Rothblatt and Messrs. Edgemond, Benkowitz, and Mahon was filed late due to an administrative error; and (b) one Form 4 reporting the exercise of share tracking awards for Mr. Giltner was filed late due to an administrative error.

Shareholder Proposals and Director Nominations

Proposals for Inclusion in the Proxy Statement for the 2023 Annual Meeting

Shareholder proposals intended for inclusion in our Proxy Statement and form of proxy for our 2023 Annual Meeting of Shareholders pursuant to Rule 14a-8 of the Exchange Act must be received by us at the address indicated below no later than 5:00 p.m. Eastern Time on January 6, 2023, unless the date of the 2023 Annual Meeting is more than 30 days before or after the anniversary of the Annual Meeting, in which case the deadline is a reasonable time before we begin to print and send our proxy materials. In addition, proposals must otherwise comply with the rules of the SEC for inclusion in our Proxy Statement and form of proxy relating to that meeting. The submission of a shareholder proposal does not guarantee that it will be included in our Proxy Statement and form of proxy.

Director Nominees for Inclusion in the Proxy Statement for the 2023 Annual Meeting

In 2015, we amended our bylaws to implement proxy access, which allows a shareholder or a group of up to 20 shareholders owning shares representing at least 3% of our outstanding voting stock entitled to vote in the election of directors continuously for at least three years, to nominate and include in our Proxy Statement their own director nominees constituting up to 20% of the total number of directors then serving on our Board (or up to 25% if fewer than 10 directors are then serving on our Board), provided that the shareholder(s) and the nominee(s) satisfy the requirements in our bylaws. Notice of director nominees submitted under these bylaw provisions must include the information required under our bylaws. Such notice must be received by our Corporate Secretary at the address indicated below no earlier than the close of business on December 7, 2022 and no later than the close of business on January 6, 2023 unless the date of the 2023 Annual Meeting is more than 30 days before or 45 days after the anniversary of the Annual Meeting, in which case such notice must be received by our Corporate Secretary no later than the close of business on the later of the 120th day prior to the 2023 Annual Meeting or the close of business on the tenth day following the day on which public announcement of the date of the 2023 Annual Meeting is first made.

Other Proposals or Nominees for Presentation at the 2023 Annual Meeting

In order for a shareholder to properly bring other business before the 2023 Annual Meeting of Shareholders, including shareholder proposals and director nominations that are not submitted for inclusion in our Proxy Statement, our bylaws require that the shareholder give timely notice of the proposal or nomination, as applicable, to our Corporate Secretary at the address indicated below in advance of the meeting. Such notice must be delivered to or mailed and received by no less than 90 days nor more than 120 days prior to the anniversary of the Annual Meeting unless the date of the 2023 Annual Meeting is advanced by more than 30 days or delayed (other than as a result of adjournment) by more than 30 days from the anniversary of the Annual Meeting, in which case notice of a proposal or nomination, as applicable, must be delivered no later than the close of business on the later of the 90th day prior to the 2023 Annual Meeting or the tenth day following the date on which public announcement of the date of the 2022 Annual Meeting of Shareholders is first made. Accordingly, for the 2023 Annual Meeting, notice of a proposal or nomination, as applicable, must be received by our Corporate Secretary no later than March 29, 2023 and no earlier than February 27, 2023. In addition, the deadline for providing notice to our Corporate Secretary under Rule 14a-19, the SEC's universal proxy rule, of a shareholder's intent to solicit proxies in support of nominees submitted under our advance notice bylaws for the 2023 Annual Meeting of Shareholders is April 28, 2023. The notice of such proposal or nomination must meet all other requirements contained in our bylaws. These requirements are separate from the requirements a shareholder must meet to have a proposal or director nomination included in our Proxy Statement. If a shareholder fails to meet these requirements or fails to satisfy the requirements of Rule 14a-4 under the Exchange Act, we may exercise discretionary voting authority under proxies that we solicit to vote on any such proposal or nomination in accordance with our best judgment.

All notices of proposals or nominations, as applicable, must be given in writing to our Corporate Secretary by overnight mail, acceptance signature required, to United Therapeutics Corporation, Attention: Corporate Secretary, 1735 Connecticut Avenue N.W., Washington, D.C. 20009.

Other Business

Management knows of no matters to be presented for action at the Annual Meeting other than as described above. However, if any other matter properly comes before the meeting, it is intended that the persons named in the accompanying form of proxy will vote on such matters in accordance with their judgment of the best interests of our company.

Shareholders Sharing the Same Address

SEC rules permit the delivery of a single copy of a company's annual report and Proxy Statement, or Notice of Internet Availability, as applicable, to any household at which two or more shareholders reside. Each shareholder will continue to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive, reduces mailing and printing expenses, and benefits the environment.

The bank, broker, trust, or other holder of record for any shareholder who is a beneficial owner, but not the record holder, of United Therapeutics shares may deliver only one copy of our 2021 Annual Report on Form 10-K and this Proxy Statement, or one copy of the Notice of Internet Availability, as applicable, to multiple shareholders who share the same address, unless the bank, broker, trust, or other holder of record has received contrary instructions from one or more of the shareholders. Beneficial owners sharing an address who are receiving multiple copies of the 2021 Annual Report on Form 10-K and this Proxy Statement, or the Notice of Internet Availability, as applicable, and who would prefer to receive a single copy in the future should contact their bank, broker, trust, or other holder of record to request delivery of a single copy in the future.

Our 2021 Annual Report on Form 10-K and this Proxy Statement are available at our website at ir.unither.com/annual-and-proxy. We will deliver promptly upon written or oral request a separate copy of the 2021 Annual Report on Form 10-K and this Proxy Statement, or the Notice of Internet Availability, as applicable, to any shareholder of record at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of these materials, now or in the future, write to: Investor Relations, 1040 Spring Street, Silver Spring, Maryland 20910 or call (301) 608-9292 and ask for Investor Relations. Shareholders of record sharing an address who are receiving multiple copies of proxy materials and annual reports and wish to receive a single copy of such materials in the future should submit their request by contacting us in the same manner.

Annual Report

A copy of our Annual Report on Form 10-K for the year ended December 31, 2021, has been delivered or made available concurrently with this Proxy Statement to all shareholders entitled to notice of and to vote at our Annual Meeting. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy soliciting material. **Shareholders may obtain printed copies of our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC, without charge by mailing a request to United Therapeutics Corporation, Attention: Investor Relations, 1040 Spring Street, Silver Spring, Maryland 20910. Our copying costs will be charged if copies of exhibits to the Annual Report on Form 10-K are requested.** An electronic copy is available on our website: ir.unither.com/annual-and-proxy.

INFORMATION ABOUT THE MEETING, VOTING, AND PROXIES

Attending the Annual Meeting

This year's Annual Meeting will be held solely online as a virtual live audio webcast on Monday, June 27, 2022, beginning at 10:30 a.m. Eastern Time, and will be accessible through the Internet at virtualshareholdermeeting.com/UTHR2022. Our Board reached this decision after careful consideration and in light of the ongoing COVID-19 pandemic. A virtual format will enable shareholders to participate from any location and at no cost, while safeguarding the health of our shareholders, management, and Board. Information regarding how shareholders can attend the meeting, vote their shares, and submit questions is provided below.

Admission. The Annual Meeting is limited to shareholders of United Therapeutics as of April 28, 2022 (the **Record Date**) or holders of a valid proxy for the Annual Meeting. In order to be admitted to the Annual Meeting online, you must enter the 16-digit control number provided in the Notice of Internet Availability, proxy card, or voting instruction form. To avoid any delay due to technical issues, we encourage shareholders to log in to the website and access the webcast 15 minutes before the virtual Annual Meeting's start time. To attend the meeting online, vote your shares electronically, submit questions, go to virtualshareholdermeeting.com/UTHR2022. Our list of shareholders as of the Record Date will also be available for inspection for the ten days prior to the Annual Meeting. To inspect the list, please email our Investor Relations department at IR@unither.com.

Questions. The Annual Meeting will include a question and answer session, and you may submit appropriate questions before and live during the Annual Meeting. Questions may be submitted in advance at investorvote.com/uthr after logging in with your unique control number provided in your Notice. Questions may also be submitted during the Annual Meeting through virtualshareholdermeeting.com/UTHR2022. We will address questions during the Q&A session portion of the Annual Meeting. We will try to answer as many stockholder-submitted questions that comply with the meeting rules of conduct as time permits. However, we reserve the right to edit profanity or other inappropriate language, or to exclude questions that are not pertinent to meeting matters or that are otherwise inappropriate. If we receive substantially similar questions, we will summarize such questions and provide a single response to avoid repetition. We will post questions and answers on our website shortly after the Annual Meeting.

Control Number. If you are a shareholder of record, your valid control number is a 16-digit control number provided in your Notice of Internet Availability or proxy card. You will need your valid 16-digit control number to login to the virtual annual meeting website at virtualshareholdermeeting.com/UTHR2022, and attend the virtual meeting as a shareholder, including in order to vote and ask questions during the Annual Meeting. If you are a street name holder, and your voting instruction form or Notice of Internet Availability indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in, and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice of Internet Availability. Otherwise, you should contact your bank, broker or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting.

Technical Support. For help with technical difficulties on the meeting day you can call (844) 986-0822 (U.S.) or (303) 562-9302 (International) for assistance. Technical support will be available starting at 10:00 a.m. Eastern Time and until the meeting has finished.

Future Meetings. Future Annual Meetings may be held virtually or in person in various locations, including without limitation locations where United Therapeutics has operations.

General

This Proxy Statement and the accompanying proxy card are being furnished to shareholders of United Therapeutics Corporation in connection with the solicitation by our Board of Directors of proxies to be voted at our 2022 Annual Meeting of Shareholders and any adjournment or postponement thereof. Proxy materials or a Notice of Internet Availability of Proxy Materials were first sent to shareholders on or about May 6, 2022.

Record Date and Outstanding Shares

On the Record Date, there were approximately 45,299,512 shares of our common stock outstanding and entitled to vote at our Annual Meeting. Only shareholders of record on the Record Date will be entitled to vote, either online or by proxy, at our Annual Meeting, and each share will have one vote for each director nominee and one vote for each other matter to be voted on.

Internet Availability of Proxy Materials

As permitted by the rules of the Securities and Exchange Commission, we are making our proxy materials available to shareholders primarily via the Internet, rather than mailing printed copies of these materials to shareholders. On or about May 6, 2022, we sent to many of our shareholders a Notice containing instructions on how to access and review our proxy materials, including our Proxy Statement and our 2021 Annual Report on Form 10-K, and vote online.

This process is designed to expedite shareholders' receipt of proxy materials, lower the cost of the Annual Meeting, and help conserve natural resources. If you received a Notice by mail, you will not receive a printed copy of the proxy materials unless you request one. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice. Shareholders who requested paper copies of the proxy materials did not receive the Notice and will receive the proxy materials in the format requested.

Solicitation

We will bear the cost of soliciting proxies. Our directors, officers, and employees may solicit proxies in person or by telephone, fax, email, or regular mail, and they will receive no additional compensation for such work. Copies of solicitation materials may be furnished to brokers, custodians, nominees, and other fiduciaries for forwarding to beneficial owners of shares of our common stock, and normal handling charges may be paid for such forwarding service. We have also retained Georgeson Inc. to assist in soliciting proxies for a fee of approximately $12,000 plus customary expenses.

Voting Rights and Quorum

Shares can be voted at our Annual Meeting only by shareholders who are present online at our virtual Annual Meeting or represented by proxy. Whether or not you plan to attend our Annual Meeting online, you are encouraged to vote your shares. The representation online at the virtual Annual Meeting or by proxy of at least a majority of the outstanding shares entitled to vote is necessary to achieve a quorum for the transaction of business at the Annual Meeting.

If you are a shareholder of record (that is, you hold shares in your own name), you may revoke any proxy given pursuant to this solicitation at any time before it is exercised at the Annual Meeting by delivering to the Corporate Secretary of United Therapeutics Corporation at 1735 Connecticut Avenue N.W., Washington, D.C. 20009, a written notice of revocation or a fully executed proxy bearing a later date, voting online before the meeting at proxyvote.com at a date after the date of your previous proxy, or by attending the Annual Meeting and voting during the meeting at virtualshareholdermeeting.com/UTHR2022. See the section entitled **Attending the Annual Meeting** for information regarding how to attend the Annual Meeting online.

If you are a beneficial owner, your broker, bank, trust, or other nominee has the discretion to vote on routine corporate matters presented in the proxy materials without your specific voting instructions. Your broker, bank, trust, or other nominee does not have the discretion to vote on non-routine matters. Only Proposal No. 4 (ratification of the appointment of our independent registered public accounting firm) is considered a routine matter. Proposals No. 1, 2, and 3 are not considered routine matters, and without your specific voting instructions your shares will not be voted on these proposals.

Abstentions and "broker non votes" (*i.e.*, shares held by brokers, banks, trusts, or other nominees that are represented at the meeting but with respect to which they have no discretionary power to vote on a particular matter and have received no instructions from the beneficial owners thereof) will be counted as present in determining whether the quorum requirement is satisfied.

Proxy

If the enclosed proxy card is properly executed and returned prior to the Annual Meeting, the shares represented by the proxy card will be voted in accordance with the shareholder's directions. If the proxy card is signed and returned without any direction given, shares of our common stock represented by the proxy will be voted in accordance with our Board's recommendations as follows: (1) **FOR** the election of each of the three director nominees named on the proxy card; (2) **FOR** the advisory resolution to approve executive compensation; (3) **FOR** the amendment and restatement of the United Therapeutics Corporation Amended and Restated 2015 Stock Incentive Plan; and (4) **FOR** the ratification of the appointment of EY as our independent registered public accounting firm for 2022.

ANNEX A - UNITED THERAPEUTICS CORPORATION AMENDED AND RESTATED 2015 STOCK INCENTIVE PLAN

(effective June 27, 2022)

1. Purpose

The purpose of the United Therapeutics Corporation Amended and Restated 2015 Stock Incentive Plan (this "Plan") is to advance the interests of United Therapeutics Corporation (the "Company") by stimulating the efforts of employees, officers, non-employee directors and other service providers, in each case who are selected to be participants, by heightening the desire of such persons to continue working toward and contributing to the success and progress of the Company. This Plan amends and restates, effective June 27, 2022 (the "Effective Date"), the Amended and Restated United Therapeutics Corporation 2015 Stock Incentive Plan, which was approved by stockholders on June 25, 2021. The United Therapeutics Corporation 2015 Stock Incentive Plan was first approved by shareholders on June 26, 2015 (the "Original Effective Date"), and superseded the Company's Amended and Restated Equity Incentive Plan (as amended effective as of September 24, 2004) (the "Prior Plan"). This Plan provides for the grant of Incentive and Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Stock Awards, any of which may be performance-based, and for Incentive Bonuses, which may be paid in cash or stock or a combination thereof, as determined by the Administrator. No new awards were to be issued under the Prior Plan following the Original Effective Date, but outstanding awards under the Prior Plan as of the Original Effective Date shall continue to be governed by the Prior Plan. The Plan is hereby amended and restated effective as of the Effective Date to increase the number of Shares issuable pursuant to Awards.

2. Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a)   "Act" means the Securities Exchange Act of 1934, as amended.

(b)   "Administrator" means the Administrator of the Plan in accordance with Section 19.

(c)   "Affiliate" means, with respect to any entity, any other corporation, organization, association, partnership, sole proprietorship or other type of entity, whether incorporated or unincorporated, directly or indirectly controlling or controlled by or under direct or indirect common control with such entity.

(d)   "Award" means an Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Award or Incentive Bonus granted to a Participant pursuant to the provisions of the Plan, any of which the Administrator may structure to qualify in whole or in part as a Performance Award.

(e)   "Award Agreement" means a written agreement or other instrument as may be approved from time to time by the Administrator implementing the grant of each Award. An Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments as approved by the Administrator.

(f)   "Board" means the board of directors of the Company.

(g)   "Cause" has the meaning specified in the Participant's employment agreement (if any) or otherwise means (1) any act of personal dishonesty taken by the Participant in connection with their responsibilities as an employee or other service provider and intended to result in substantial personal enrichment of the Participant; (2) the Participant's conviction of a felony; (3) an act by the Participant which constitutes willful or gross misconduct and which is demonstrably and materially injurious to the Company; or (4) continued substantial willful violations by the Participant of the Participant's duties after there has been delivered to the Participant a written demand for performance from the Company which specifically sets forth the factual basis for the Company's belief that the Participant has not substantially performed their duties.

(h)   "Change in Control" means, and shall be deemed to have occurred:

(1)   if any person or group (as used in Section 13(d) of the Act) (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Act) of securities of the Company representing more than 30% of (a) the Shares then outstanding or (b) the combined voting power (other than in the election of directors) of all voting securities of the Company then outstanding; or

(2) if, during any period of 24 consecutive months, individuals who at the beginning of such period constituted the Board, and any director whose election or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved (the "Incumbent Board"), cease for any reason (other than death or disability) to constitute at least a majority thereof; or

(3) upon the consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its subsidiaries unless, following such event, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Company's common stock or the combined voting power of all voting securities of the Company immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such transaction (including, without limitation, an entity that, as a result of such transaction, owns the Company either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such transaction of the Company's common stock or voting securities, as the case may be, (B) no person (excluding any corporation resulting from such transaction or any employee benefit plan (or related trust) of the Company or such corporation resulting from such transaction) beneficially owns, directly or indirectly, 30% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such transaction or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the transaction, and (C) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such transaction were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such transaction; or

(4) upon the complete liquidation of the Company or the sale or disposition by the Company of all or substantially all of the Company's assets, other than a liquidation of the Company into a wholly-owned subsidiary.

(i) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

(j) "Company" means United Therapeutics Corporation.

(k) "Disability" means, in the Company's reasonable judgment, either (a) the Participant has been unable to perform the Participant's duties because of a physical or mental impairment for 80% or more of the normal working days during six consecutive calendar months or 50% or more of the normal working days during twelve consecutive calendar months, or (b) the Participant has become totally and permanently incapable of performing the usual duties of their employment with the Company on account of a physical or mental impairment.

(l) "Fair Market Value" means, as of any date, the closing price of a Share on the principal exchange on which Shares are then trading, if any (or as reported on any composite index which includes such principal exchange). If Shares are not traded as of a particular date, the Fair Market Value of a Share as of such date shall be the closing price on the preceding trading date. If Shares not publicly traded on an exchange and not quoted on Nasdaq or a successor quotation system, the Fair Market Value of a Share shall be established by the Administrator in good faith.

(m) "Incentive Bonus" means a bonus opportunity awarded under Section 10 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance criteria as are specified in the Award Agreement or otherwise.

(n) "Incentive Stock Option" means a stock option that is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(o) "Nonemployee Director" means each person who is, or is elected to be, a member of the Board and who is not an employee of the Company or any Subsidiary.

(p) "Nonqualified Stock Option" means a stock option that is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(q) "Option" means an Incentive Stock Option and/or a Nonqualified Stock Option granted pursuant to Section 6 of the Plan.

(r) "Participant" means any individual described in Section 3 to whom Awards have been granted from time to time by the Administrator and any authorized transferee of such individual.

(s) "Person" has the same meaning as set forth in Sections 13(d) and 14(d)(2) of the Act.

(t) "Performance Award" means an Award, the grant, issuance, retention, vesting or settlement of which is subject to satisfaction of one or more Qualifying Performance Criteria established pursuant to Section 14.

(u) "Plan" means the 2015 United Therapeutics Corporation Stock Incentive Plan as set forth herein and as amended from time to time.

(v) "Qualifying Performance Criteria" has the meaning set forth in Section 14(b).

(w) "Restricted Stock" means Shares granted pursuant to Section 8 of the Plan.

(x) "Restricted Stock Unit" means an Award granted to a Participant pursuant to Section 8 pursuant to which Shares or cash in lieu thereof may be issued in the future.

(y) "Share" means a share of the Company's par value common stock, subject to adjustment as provided in Section 13.

(z) "Stock Appreciation Right" means a right granted pursuant to Section 7 of the Plan that entitles the Participant to receive, in cash or Shares or a combination thereof, as determined by the Administrator, value equal to or otherwise based on the excess of (i) the Fair Market Value of a specified number of Shares at the time of exercise over (ii) the exercise price of the right, as established by the Administrator on the date of grant.

(aa) "Stock Award" means an award of Shares to a Participant pursuant to Section 9 of the Plan.

(ab) "Subsidiary" means any corporation (other than the Company), limited liability company or other form of entity in an unbroken chain of entities beginning with the Company where each of the entities in the unbroken chain other than the last entity owns stock possessing at least 50 percent or more of the total combined voting power of all classes of stock in one of the other entities in the chain, and if specifically determined by the Administrator in the context other than with respect to Incentive Stock Options, may include an entity in which the Company has a significant ownership interest or that is directly or indirectly controlled by the Company.

(ac) "Substitute Awards" means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

(ad) "Termination of Employment" means ceasing to serve as an employee of the Company and its Subsidiaries or, with respect to a Nonemployee Director or other non-employee service provider, ceasing to serve as such for the Company, except that with respect to all or any Awards held by a Participant (i) the Administrator may determine that a transition of employment to service with a partnership, joint venture or corporation not meeting the requirements of a Subsidiary in which the Company or a Subsidiary is a party is not considered a Termination of Employment, (ii) unless otherwise determined by the Administrator, service as a member of the Board or other service provider shall not be deemed to constitute continued employment with respect to Awards granted to a Participant while they served as an employee, (iii) service as an employee of the Company or a Subsidiary shall constitute continued employment with respect to Awards granted to a Participant while they served as a member of the Board or other service provider, and (iv) the Administrator may determine that an approved leave of absence or approved employment on a less than full-time basis is considered a Termination of Employment. The Administrator shall determine whether any corporate transaction, such as a sale or spin-off of a division or subsidiary that employs a Participant, shall be deemed to result in a Termination of Employment with the Company and its Subsidiaries for purposes of any affected Participant's Awards, and the Administrator's decision shall be final and binding.

3. Eligibility

Any person who is a current or prospective officer or employee of the Company or of any Subsidiary shall be eligible for selection by the Administrator for the grant of Awards hereunder. In addition, Nonemployee Directors and any other service providers who have been retained to provide consulting, advisory or other services to the Company or to any Subsidiary shall be eligible for the grant of Awards hereunder as determined by the Administrator. Options intended to qualify as Incentive Stock Options may only be granted to employees of the Company or any Subsidiary, as selected by the Administrator.

4. Effective Date and Termination of Plan

The United Therapeutics Corporation 2015 Stock Incentive Plan was originally adopted by the Board as of April 29, 2015 and approved by shareholders on the Original Effective Date. This Plan hereby amends and restates the Plan as previously amended and restated effective as of June 25, 2021 as of the Effective Date. All Awards granted under this Plan in excess of the aggregate limitation approved by shareholders at the 2021 annual meeting of shareholders are subject to, and may not be exercised before, the approval of this Plan by the shareholders prior to the first anniversary of the date the Board adopts the Plan, by the affirmative vote of the holders of a majority of the outstanding Shares of the Company present, or represented by proxy, and entitled to vote, at a meeting of the Company's shareholders or by written consent in accordance with the laws of the State of Delaware; provided that if such approval by the shareholders of the Company is not forthcoming, all Awards previously granted under this Plan in excess of the aggregate limitation approved by shareholders at the 2021 annual meeting of shareholders shall be void. The Plan shall remain available for the grant of Awards until April 25, 2032. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted and then in effect.

5. Shares Subject to the Plan and to Awards

(a) *Aggregate Limits.* The aggregate number of Shares issuable pursuant to all Awards shall not exceed 11,500,000; provided that (i) any Shares granted under Options or Stock Appreciation Rights shall be counted against this limit on a one-for-one basis, and (ii) any Shares granted prior to March 17, 2020, as Awards other than Options or Stock Appreciation Rights shall be counted against this limit as 2.14 Shares for every one (1) Share subject to such Award and (iii) any Shares granted on or after March 17, 2020, as Awards other than Options or Stock Appreciation Rights shall be counted against this limit as 1.35 Shares for every one (1) Share subject to such Award. The aggregate number of Shares available for grant under this Plan and the number of Shares subject to outstanding Awards shall be subject to adjustment as provided in Section 13. The Shares issued pursuant to Awards granted under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market.

(b) *Issuance of Shares.* For purposes of Section 5(a), the aggregate number of Shares issued under this Plan at any time shall equal only the number of Shares actually issued upon exercise or settlement of an Award. Notwithstanding the foregoing, Shares subject to an Award under the Plan may not again be made available for issuance under the Plan if such Shares are: (i) Shares that were subject to a stock-settled Stock Appreciation Right and were not issued upon the net settlement or net exercise of such Stock Appreciation Right, (ii) Shares used to pay the exercise price of an Option, (iii) Shares delivered to or withheld by the Company to pay the withholding taxes related to an Award, or (iv) Shares repurchased on the open market with the proceeds of an Option exercise. Shares subject to Awards that have been canceled, expired, forfeited or otherwise not issued under an Award and Shares subject to Awards settled in cash shall not count as Shares issued under this Plan. Any Shares that were subject to Options or Stock Appreciation Rights and that again become available for Awards under the Plan pursuant to this Section shall be added as one (1) Share for every one (1) Share subject to such Options or Stock Appreciation Rights. Any Shares that were subject to Awards other than Options or Stock Appreciation Rights that again become available for Awards under the Plan pursuant to this Section shall (i) prior to March 17, 2020 be added as 2.14 Shares for every one (1) Share subject to such Awards and (ii) from and after March 17, 2020, be added as 1.35 Shares for every one (1) Share subject to such Awards.

(c) *Individual and Tax Code Limits.* The aggregate number of Shares subject to Awards granted under this Plan during any calendar year to any one Participant shall not exceed 1,000,000, which number shall be calculated and adjusted pursuant to Section 13, but which number shall not count any tandem SARs (as defined in Section 7). The aggregate number of Shares that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall not exceed 11,500,000, which number shall be calculated and adjusted pursuant to Section 13 only to the extent that such calculation or adjustment will not affect the status of any option intended to qualify as an Incentive Stock Option under Section 422 of the Code. The maximum cash amount payable pursuant to that portion of an Incentive Bonus granted in any calendar year to any Participant under this Plan shall not exceed $5,000,000.

(d) *Director Awards.*

(1) The aggregate dollar value of Awards (based on the aggregate accounting value on the date of grant) granted pursuant to this Plan during any calendar year to any Nonemployee Director shall not exceed $400,000 for annual equity grants (plus, for the year an individual first becomes a Nonemployee Director (x) an initial equity grant valued at $400,000, plus (y) a pro-rata portion of the $400,000 annual equity-based award value based on the number of months remaining in the Board service year at the date of grant), payable in Options, Restricted Stock Units, or a split evenly between Options and Restricted Stock Units, based on an election by the Nonemployee Director. Such dollar limits shall be converted into a number of Awards as follows:

(A) Options: The number of Options shall be calculated by dividing the equity value (e.g., $400,000) by the fair value of each Option, calculated in accordance with the Black-Scholes methodology utilized by the Company in calculating share-based compensation for financial reporting purposes. Black-Scholes inputs shall be the same as those used in the Company's most recent quarterly report on Form 10-Q or Annual Report on Form 10-K, except that the Share price input shall be the average closing price of the Shares over a recent time period prior to the date of grant.

(B) Restricted Stock Units: The number of Restricted Stock Units shall be calculated by dividing the equity value (e.g., $400,000) by the average closing price of the Shares over a recent time period prior to the date of grant.

(C) Rounding: The resulting number of Options and/or Restricted Stock Units, calculated as above, shall be rounded to the nearest 10 Shares.

(2) In addition, the amount of cash compensation paid or payable by the Company to a Nonemployee Director with respect to any calendar year shall not exceed $60,000 (with additional cash compensation of $35,000 for the lead independent director, $25,000 for each committee chair, and $15,000 for each other committee membership), plus a pro-rated portion of the aggregate cash compensation for the roles in which the Nonemployee Director serves for the year an individual first becomes a Nonemployee Director, to reflect the number of months then remaining in the Board service year as of the date the individual becomes a Nonemployee Director. For the avoidance of doubt, cash compensation shall be counted towards the limit specified in this subclause in the year earned (regardless of whether deferred), and any interest or other earnings on such compensation shall not count towards the limit.

(e) *Substitute Awards.* Substitute Awards shall not reduce the Shares authorized for issuance under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for issuance under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were employees, directors or other service providers of such acquired or combined company before such acquisition or combination.

6. Options

(a) *Option Awards*. Options may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Administrator. No Participant shall have any rights as a shareholder with respect to any Shares subject to Options hereunder until said Shares have been issued, including, for avoidance of doubt, no voting rights and no rights to receive dividends, distributions or dividend equivalents in respect of an Option or any Shares subject to an Option until the Participant has become the holder of record of such Shares. Each Option shall be evidenced by an Award Agreement. Options granted pursuant to the Plan need not be identical but each Option must contain and be subject to the terms and conditions set forth below.

(b) *Price*. The Administrator will establish the exercise price per Share under each Option, which, in no event will be less than the Fair Market Value of the Shares on the date of grant; provided, however, that the exercise price per Share with respect to an Option that is granted in connection with a merger or other acquisition as a substitute or replacement award for options held by optionees of the acquired entity may be less than 100% of the Fair Market Value of the Shares on the date such Option is granted if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition. The exercise price of any Option may be paid in Shares, cash or a combination thereof, as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the Shares issuable under an Option, the delivery of previously owned Shares and withholding of Shares deliverable upon exercise, or in such other form as is acceptable to the Administrator.

(c) *Provisions Applicable to Options*. The date on which Options become exercisable shall be determined at the sole and absolute discretion of the Administrator and set forth in an Award Agreement. However, in no event shall any Option vest before the first anniversary of the date of grant; provided that, if so determined by the Administrator, an Option may fully or partially vest before such anniversary in the event of the Participant's death or disability or a Change in Control. Unless otherwise determined by the Administrator, an approved leave of absence or employment on a less than full-time basis shall not result in an adjustment to the vesting period and/or exercisability of an Option to reflect the effects of any period during which the Participant is on an approved leave of absence or is employed on a less than full-time basis. In no event may any Option include a reload feature.

(d) *Term of Options and Termination of Employment*. The Administrator shall establish the term of each Option, which in no case shall exceed a period of ten (10) years from the date of grant. Unless an Option earlier expires upon the expiration date established pursuant to the foregoing sentence, upon the Participant's Termination of Employment, their rights to exercise an Option then held shall be only as follows, unless the Administrator specifies otherwise:

(1) *General*. If a Participant's Termination of Employment is for any reason other than the Participant's death, Disability, or termination for Cause, Options granted to the Participant may continue to be exercised in accordance with their terms for a period of ninety (90) days after such Termination of Employment, but only to the extent the Participant was entitled to exercise the Options on the date of such termination.

(2) *Death*. If a Participant dies either while an employee or officer of the Company or a Subsidiary or member of the Board, or after the Termination of Employment other than for Cause but during the time when the Participant could have exercised an Option, the Options issued to such Participant shall become fully vested and exercisable by the personal representative of such Participant or other successor to the interest of the Participant for one year after the Participant's death.

(3) *Disability*. If a Participant's Termination of Employment is due to Disability, then all of the Participant's Options shall immediately fully vest, and the Options held by the Participant at the time of such Termination of Employment shall be exercisable by the Participant or the personal representative of such Participant for one year following such Termination of Employment.

(4) *Termination for Cause*. If a Participant is terminated for Cause, the Participant shall have no further right to exercise any Options previously granted. The Administrator or one or more officers designated by the Administrator shall determine whether a termination is for Cause.

(e) *Incentive Stock Options*. Notwithstanding anything to the contrary in this Section 6, in the case of the grant of an Option intending to qualify as an Incentive Stock Option: (i) if the Participant owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company, the exercise price of such Option must be at least 110 percent of the Fair Market Value of the Shares on the date of grant and the Option must expire within a period of not more than five (5) years from the date of grant, and (ii) Termination of Employment will occur when the person to whom an Award was granted ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company and its corporate Subsidiaries. Notwithstanding anything in this Section 6 to the contrary, options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Nonqualified Stock Options) to the extent that either (a) the aggregate Fair Market Value of Shares (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any corporate Subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (b) such Options otherwise remain exercisable but are not exercised within three (3) months of Termination of Employment (or such other period of time provided in Section 422 of the Code).

7. Stock Appreciation Rights

Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of other Awards granted under the Plan ("tandem SARs") or not in conjunction with other Awards ("freestanding SARs") and may, but need not, relate to a specific Option granted under Section 6. The provisions of Stock Appreciation Rights need not be the same with respect to each grant or each recipient. Any Stock Appreciation Right granted in tandem with an Award may be granted at the same time such Award is granted or at any time thereafter before exercise or expiration of such Award. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 6 (including, without limitation, the vesting provisions of Section 6(c)) and all tandem SARs shall have the same exercise price, vesting, exercisability, forfeiture and termination provisions as the Award to which they relate. Subject to the provisions of Section 6 and the immediately preceding sentence, the Administrator may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Participants shall have no voting rights and will have no rights to receive dividends, distributions or dividend equivalents in respect of Stock Appreciation Rights or any Shares subject to Stock Appreciation Rights until the Participant has become the holder of record of such Shares. Stock Appreciation Rights may be settled in Shares, cash or a combination thereof, as determined by the Administrator and set forth in the applicable Award Agreement.

8. Restricted Stock and Restricted Stock Units

(a) *Restricted Stock and Restricted Stock Unit Awards*. Restricted Stock and Restricted Stock Units may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Administrator. Restricted Stock is an award or issuance of Shares the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. Restricted Stock Units are Awards denominated in units of Shares under which the issuance of Shares is subject to such conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Unless determined otherwise by the Administrator, each Restricted Stock Unit will be equal to one Share and will entitle a Participant to either the issuance of Shares or payment of an amount of cash determined with reference to the value of Shares. To the extent determined by the Administrator, Restricted Stock and Restricted Stock Units may be satisfied or settled in Shares, cash or a combination thereof. Restricted Stock and Restricted Stock Units granted pursuant to the Plan need not be identical but each grant of Restricted Stock and Restricted Stock Units must contain and be subject to the terms and conditions set forth below.

(b) *Contents of Agreement*. Each Award Agreement shall contain provisions regarding (i) the number of Shares or Restricted Stock Units subject to such Award or a formula for determining such number, (ii) the purchase price of the Shares, if any, and the means of payment, (iii) the performance criteria, if any, and level of achievement versus these criteria that shall determine the number of Shares or Restricted Stock Units granted, issued, retainable and/or vested, (iv) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Shares or Restricted Stock Units as may be determined from time to time by the Administrator, (v) the term of the performance period, if any, as to which performance will be measured for determining the number of such Shares or Restricted Stock Units, and (vi) restrictions on the transferability of the Shares or Restricted Stock Units. Shares issued under a Restricted Stock Award may be issued in the name of the Participant and held by the Participant or held by the Company, in each case as the Administrator may provide.

(c) *Vesting and Performance Criteria*. The grant, issuance, retention, vesting and/or settlement of shares of Restricted Stock and Restricted Stock Units will occur when and in such installments as the Administrator determines or under criteria the Administrator establishes, which may include Qualifying Performance Criteria. However, in no event shall any shares of Restricted Stock or Restricted Stock Units vest before the first anniversary of the date of grant; provided that, if so determined by the Administrator, shares of Restricted Stock and Restricted Stock Units may fully or partially vest before such anniversary in the event of the Participant's death or disability or a Change in Control.

(d) *Termination of Employment*. Unless the Administrator provides otherwise:

    (i) *General*. In the event of Termination of Employment for any reason other than death or Disability, any Restricted Stock or Restricted Stock Units still subject in full or in part to restrictions at the date of such Termination of Employment shall automatically be forfeited and returned to the Company.

    (ii) *Death or Disability*. In the event a Participant's Termination of Employment is because of death or Disability, the restrictions remaining on any or all Shares remaining subject to a Restricted Stock or Restricted Stock Unit Award shall lapse.

(e) *Voting Rights*. Unless otherwise determined by the Administrator, Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those shares during the period of restriction. Participants shall have no voting rights with respect to Shares underlying Restricted Stock Units unless and until such Shares are reflected as issued and outstanding shares on the Company's stock ledger.

(f) *Dividends and Distributions.* Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those Shares, unless determined otherwise by the Administrator. The Administrator will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock and subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed or whether such dividends or distributions will be paid in cash. Shares underlying Restricted Stock Units shall be entitled to dividends or dividend equivalents only to the extent provided by the Administrator. Notwithstanding anything herein to the contrary, in no event shall dividends, distributions or dividend equivalents be currently payable with respect to unvested or unearned Restricted Stock and Restricted Stock Unit awards.

(g) *Payment of Restricted Stock Units.* In all events, unless payment with respect to a Restricted Stock Unit is deferred in a manner consistent with Section 409A of the Code, the Shares and/or cash underlying such Restricted Stock Unit shall be paid to the Participant no later than two and one-half months following the end of the year in which the Restricted Stock Unit is no longer subject to a substantial risk of forfeiture.

(h) *Legending of Restricted Stock.* The Administrator may also require that certificates representing shares of Restricted Stock be retained and held in escrow by a designated employee or agent of the Company or any Subsidiary until any restrictions applicable to shares of Restricted Stock so retained have been satisfied or lapsed. Any certificates evidencing shares of Restricted Stock awarded pursuant to the Plan shall bear the following legend:

> The shares represented by this certificate were issued subject to certain restrictions under the United Therapeutics Corporation 2015 Stock Incentive Plan (the "Plan"). This certificate is held subject to the terms and conditions contained in a restricted stock agreement that includes a prohibition against the sale or transfer of the stock represented by this certificate except in compliance with that agreement and that provides for forfeiture upon certain events. Copies of the Plan and the restricted stock agreement are on file in the office of the Secretary of the Company.

9. Stock Awards

(a) *Grant.* Stock Awards may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Administrator. Stock Awards shall be subject to such terms and conditions, consistent with the other provisions of the Plan, as may be determined by the Administrator. However, in no event shall any Stock Award vest before the first anniversary of the date of grant; provided that, if so determined by the Administrator, a Stock Award may fully or partially vest before such anniversary in the event of the Participant's death or disability or a Change in Control.

(b) *Rights as a Shareholder.* A Participant shall have all voting, dividend, liquidation and other rights with respect to Shares issued to the Participant as a Stock Award under this Section 9 upon the Participant becoming the holder of record of the Shares granted pursuant to such Stock Award; provided, that the Administrator may impose such restrictions on the assignment or transfer of Shares awarded pursuant to a Stock Award as it considers appropriate. Notwithstanding anything herein to the contrary, in no event shall dividends, distributions or dividend equivalents be currently payable with respect to unvested or unearned Stock Awards.

10. Incentive Bonuses

(a) *General.* Each Incentive Bonus Award will confer upon the Participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period of not less than one year.

(b) *Incentive Bonus Document.* Unless otherwise determined by the Administrator, the terms of any Incentive Bonus will be set forth in an Award Agreement. Each Award Agreement evidencing an Incentive Bonus shall contain provisions regarding (i) the target and maximum amount payable to the Participant as an Incentive Bonus, (ii) the performance criteria and level of achievement versus these criteria that shall determine the amount of such payment, (iii) the term of the performance period as to which performance shall be measured for determining the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the Incentive Bonus prior to actual payment, (vi) forfeiture provisions and (vii) such further terms and conditions, in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

(c) *Performance Criteria.* The Administrator shall establish the performance criteria and level of achievement versus these criteria that shall determine the target and maximum amount payable under an Incentive Bonus, which criteria may be based on financial performance and/or personal performance evaluations.

(d) *Timing and Form of Payment.* The Administrator shall determine the timing of payment of any Incentive Bonus. Payment of the amount due under an Incentive Bonus may be made in cash or in Shares, as determined by the Administrator. No Participant shall have any rights as a shareholder with respect to any Shares payable in respect of an Incentive Bonus until said Shares have been issued, including, for avoidance of doubt, no voting rights and no rights to receive dividends, distributions or dividend equivalents in respect of an Incentive Bonus or any Shares subject to an Incentive Bonus until the Participant has become the holder of record of such Shares. The Administrator may provide for or, subject to such terms and conditions as the Administrator may specify, may permit a Participant to elect for the payment of any Incentive Bonus to be deferred to a specified date or event. In all events, unless payment of an Incentive Bonus is deferred in a manner consistent with Section 409A of the Code, any Incentive Bonus shall be paid to the Participant no later than two and one-half months following the end of the year in which the Incentive Bonus is no longer subject to a substantial risk of forfeiture.

(e) *Discretionary Adjustments*. Notwithstanding satisfaction of any performance goals, the amount paid under an Incentive Bonus on account of either financial performance or personal performance evaluations may, to the extent specified in the Award Agreement or other document evidencing the Award, be adjusted by the Administrator on the basis of such further considerations as the Administrator shall determine.

11. Deferral of Awards

The Administrator may, in an Award Agreement or otherwise, provide for the deferred delivery of Shares upon settlement, vesting or other events with respect to Restricted Stock or Restricted Stock Units, or in payment or satisfaction of an Incentive Bonus. Notwithstanding anything herein to the contrary, in no event will any deferral of the delivery of Shares or any other payment with respect to any Award be allowed if the Administrator determines, in its sole and absolute discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. No award shall provide for deferral of compensation that does not comply with Section 409A of the Code, unless the Board, at the time of grant, specifically provides that the Award is not intended to comply with Section 409A of the Code. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Board.

12. Conditions and Restrictions Upon Securities Subject to Awards

The Administrator may provide that the Shares issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Administrator in its sole and absolute discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Shares issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Shares already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation (i) restrictions under an insider trading policy or pursuant to applicable law, (ii) restrictions designed to delay and/ or coordinate the timing and manner of sales by Participant and holders of other Company equity compensation arrangements, (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (iv) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

13. Adjustment of and Changes in the Stock

(a) *General*. The number and kind of Shares available for issuance under this Plan (including under any Awards then outstanding), and the number and kind of Shares subject to the limits set forth in Section 5 of this Plan, shall be equitably adjusted by the Administrator to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of Shares outstanding. Such adjustment shall be designed to comply with Sections 409A and 424 of the Code as applicable, or, except as otherwise expressly provided in Section 5(c) of this Plan, may be designed to treat the Shares available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction or to increase the number of such Shares to reflect a deemed reinvestment in Shares of the amount distributed to the Company's securityholders. The terms of any outstanding Award shall also be equitably adjusted by the Administrator as to price, number or kind of Shares subject to such Award, vesting, and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards.

In the event there shall be any other change in the number or kind of outstanding Shares, or any stock or other securities into which such Shares shall have been changed, or for which it shall have been exchanged, by reason of a change of control, other merger, consolidation or otherwise, then the Administrator shall determine the appropriate and equitable adjustment to be effected.

No right to purchase fractional shares shall result from any adjustment in Awards pursuant to this Section 13. In case of any such adjustment, the Shares subject to the Award shall be rounded up to the nearest whole share for Awards other than Options and Stock Appreciation Rights, and shall be rounded down to the nearest whole Share with respect to Options and Stock Appreciation Rights. The Company shall notify Participants holding Awards subject to any adjustments pursuant to this Section 13 of such adjustment, but (whether or not notice is given) such adjustment shall be effective and binding for all purposes of the Plan.

(b) *Change in Control*. The Administrator may determine the effect of a Change in Control on outstanding Awards in a manner that, in the Administrator's discretion, is fair and equitable to Participants. Such effects, which need not be the same for every Participant, may include, without limitation: (x) the substitution for the Shares subject to any outstanding Award, or portion thereof, of stock or other securities of the surviving corporation or any successor corporation to the Company, or a parent or subsidiary thereof, in which event the aggregate purchase or exercise price, if any, of such Award, or portion thereof, shall remain the same, and/or (y) the conversion of any outstanding Award, or portion thereof, into a right to receive cash or other property upon or following the consummation of the Change in Control in an amount equal to the value of the consideration to be received by holders of Shares in connection with such transaction for one Share, less the per share purchase or exercise price of such Award, if any, multiplied by the number of Shares subject to such Award, or a portion thereof.

14. Qualifying Performance-Based Compensation

(a) *General*. The Administrator may establish performance criteria and level of achievement versus such criteria that shall determine the number of Shares to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award, which criteria may be based on Qualifying Performance Criteria or other standards of financial performance and/or personal performance evaluations.

(b) *Qualifying Performance Criteria*. For purposes of this Plan, the term "Qualifying Performance Criteria" shall mean any one or more of the following performance criteria, or derivations of such performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Administrator: (i) net earnings or earnings per share (including earnings before interest, taxes, depreciation, license fees, share-based compensation, and/or amortization, or other non-GAAP profitability measures), (ii) income, net income or operating income, (iii) revenues, (iv) net sales, (v) return on sales, (vi) return on equity, (vii) return on capital (including return on total capital or return on invested capital), (viii) return on assets or net assets, (ix) economic value added measurements, (x) return on invested capital, (xi) return on operating revenue, (xii) cash flow (before or after dividends), (xiii) stock price, (xiv) total shareholder return, (xv) market capitalization, (xvi) economic value added, (xvii) debt leverage (debt to capital), (xviii) operating profit or net operating profit, (xix) operating margin or profit margin, (xx) cash from operations, (xxi) market share, (xxii) product development or release schedules, (xxiii) new product innovation, (xxiv) cost reductions, (xxv) customer service, or (xxvi) customer satisfaction. The Administrator (A) shall appropriately adjust any evaluation of performance under a Qualifying Performance Criterion to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with applicable accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements or notes to the financial statements, and (B) may appropriately adjust any evaluation of performance under a Qualifying Performance Criterion to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation, claims, judgments or settlements, (iii) the effect of changes in tax law or other such laws or provisions affecting reported results, and (iv) accruals of any amounts for payment under this Plan or any other compensation arrangement maintained by the Company.

15. Transferability

Unless the Administrator determines otherwise, each Award may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during their lifetime. To the extent permitted by the Administrator, the person to whom an Award is initially granted (the "Grantee") may transfer an Award to any "family member" of the Grantee (as such term is defined in Section 1(a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as amended ("Form S-8")), to trusts solely for the benefit of such family members and to partnerships in which such family members and/or trusts are the only partners; provided that, (i) as a condition thereof, the transferor and the transferee must execute a written agreement containing such terms as specified by the Administrator, and (ii) the transfer is pursuant to a gift or a domestic relations order to the extent permitted under the General Instructions to Form S-8. Except to the extent specified otherwise in the agreement the Administrator provides for the Grantee and transferee to execute, all vesting, exercisability and forfeiture provisions that are conditioned on the Grantee's continued employment or service shall continue to be determined with reference to the Grantee's employment or service (and not to the status of the transferee) after any transfer of an Award pursuant to this Section 15, and the responsibility to pay any taxes in connection with an Award shall remain with the Grantee notwithstanding any transfer other than by will or intestate succession.

16. Suspension or Termination of Awards

Except as otherwise provided by the Administrator, if at any time (including after a notice of exercise has been delivered or an award has vested) the Company's chief executive officer or any other person designated by the Administrator (each such person, an "Authorized Officer") reasonably believes that a Participant may have committed an Act of Misconduct as described in this Section 16, the Authorized Officer, Administrator or the Board may suspend the Participant's rights to exercise any Option, to vest in an Award, and/or to receive payment for or receive Shares in settlement of an Award pending a determination of whether an Act of Misconduct has been committed.

If the Administrator or an Authorized Officer determines a Participant has committed an act of embezzlement, fraud, dishonesty, nonpayment of any obligation owed to the Company or any Subsidiary, breach of fiduciary duty, violation of Company ethics policy or code of conduct, or deliberate disregard of the Company or Subsidiary rules resulting in loss, damage or injury to the Company or any Subsidiary, or if a Participant makes an unauthorized disclosure of any Company or Subsidiary trade secret or confidential information, solicits any employee or service provider to leave the employ or cease providing services to the Company or any Subsidiary, breaches any intellectual property or assignment of inventions covenant, engages in any conduct constituting unfair competition, breaches any non-competition agreement, induces any Company or Subsidiary customer to breach a contract with the Company or any Subsidiary or to cease doing business with the Company or any Subsidiary, or induces any principal for whom the Company or any Subsidiary acts as agent to terminate such agency relationship (any of the foregoing acts, an "Act of Misconduct"), then except as otherwise provided by the Administrator, (i) neither the Participant nor their estate nor transferee shall be entitled to exercise any Option or Stock Appreciation Right whatsoever, vest in or have the restrictions on an Award lapse, or otherwise receive payment of an Award, (ii) the Participant will forfeit all outstanding Awards and (iii) the Participant may be required, at the Administrator's sole and absolute discretion, to return and/or repay to the Company any then unvested Shares previously issued under the Plan. In making such determination, the Administrator or an Authorized Officer shall give the Participant an opportunity to appear and present evidence on their behalf at a hearing before the Administrator or its designee or an opportunity to submit written comments, documents, information and arguments to be considered by the Administrator.

17. Compliance with Laws and Regulations

This Plan, the grant, issuance, vesting, exercise and settlement of Awards thereunder, and the obligation of the Company to sell, issue or deliver Shares under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant's name or deliver any Shares prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Administrator shall determine to be necessary or advisable. To the extent the Company is unable to or the Administrator deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, the Company and its Subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Shares shall be issued and/or transferable under any other Award unless a registration statement with respect to the Shares underlying such Option is effective and current or the Company has determined that such registration is unnecessary.

In the event an Award is granted to or held by a Participant who is employed or providing services outside the United States, the Administrator may, in its sole and absolute discretion, modify the provisions of the Plan or of such Award as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Administrator may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to comply with such foreign law and/or to minimize the Company's obligations with respect to tax equalization for Participants employed outside their home country.

18. Withholding

To the extent required by applicable federal, state, local or foreign law, a Participant shall be required to satisfy, in a manner satisfactory to the Company, any withholding tax obligations that arise by reason of an Option exercise, disposition of Shares issued under an Incentive Stock Option, the vesting of or settlement of an Award, an election pursuant to Section 83(b) of the Code or otherwise with respect to an Award. To the extent a Participant makes an election under Section 83(b) of the Code, within ten days of filing such election with the Internal Revenue Service, the Participant must notify the Company in writing of such election. The Company and its Subsidiaries shall not be required to issue Shares, make any payment or to recognize the transfer or disposition of Shares until all such obligations are satisfied. The Administrator may provide for or permit these obligations to be satisfied through the mandatory or elective sale of Shares and/or by having the Company withhold a portion of the Shares that otherwise would be issued to him or her upon exercise of the Option or the vesting or settlement of an Award, or by tendering Shares previously acquired.

19. Administration of the Plan

(a) *Administrator of the Plan*. The Plan shall be administered by the Administrator who shall be the Compensation Committee of the Board or, in the absence of a Compensation Committee, the Board itself. Any power of the Administrator may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Act. To the extent that any permitted action taken by the Board conflicts with action taken by the Administrator, the Board action shall control. The Compensation Committee may by resolution authorize one or more officers of the Company to perform any or all things that the Administrator is authorized and empowered to do or perform under the Plan, and for all purposes under this Plan, such officer or officers shall be treated as the Administrator; provided, however, that no such officer shall designate himself or herself as a recipient of any Awards granted under authority delegated to such officer. The Compensation Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any Subsidiary, and/or to one or more agents.

(b) *Powers of Administrator*. Subject to the express provisions of this Plan, the Administrator shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including, without limitation: (i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein; (ii) to determine which persons are Participants, to which of such Participants, if any, Awards shall be granted hereunder and the timing of any such Awards; (iii) to grant Awards to Participants and determine the terms and conditions thereof, including the number of Shares subject to Awards and the exercise or purchase price of such Shares and the circumstances under which Awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events (including a Change in Control), or other factors; (iv) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award; (v) to prescribe and amend the terms of the agreements or other documents evidencing Awards made under this Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan; (vi) to determine the extent to which adjustments are required pursuant to Section 13; (vii) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions in if the Administrator, in good faith, determines that it is necessary to do so in light of extraordinary circumstances and for the benefit of the Company (provided that nothing in this Section 19(b) permits the Administrator to provide that any Award may vest before the first anniversary of the date of grant other than in connection with the Participant's death or disability or a Change in Control); (viii) to approve corrections in the documentation or administration of any Award; and (ix) to make all other determinations deemed necessary or advisable for the administration of this Plan. The Administrator may, in its sole and absolute discretion, without amendment to the Plan, waive or amend the operation of Plan provisions respecting exercise after termination of employment or service to the Company or an Affiliate and, except as otherwise provided herein, adjust any of the terms of any Award (subject to the proviso in item (vii) of the immediately preceding sentence). Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, distribution (whether in the form of cash, Shares, other securities or other property), stock split, extraordinary cash dividend, recapitalization, Change in Control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities, or similar transaction(s)), the Company may not, without obtaining shareholder approval: (w) amend the terms of outstanding Options or Stock Appreciation Rights to reduce the exercise price of such outstanding Options or Stock Appreciation Rights; (x) cancel outstanding Options or Stock Appreciation Rights in exchange for Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options or Stock Appreciation Rights; (y) cancel outstanding Options or Stock Appreciation Rights with an exercise price above the current stock price in exchange for cash or other securities; or (z) otherwise amend, exchange or reprice Options or Stock Appreciation Rights.

(c) *Determinations by the Administrator*. All decisions, determinations and interpretations by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of or operation of any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

(d) *Subsidiary Awards*. In the case of a grant of an Award to any Participant employed by a Subsidiary, such grant may, if the Administrator so directs, be implemented by the Company issuing any subject Shares to the Subsidiary, for such lawful consideration as the Administrator may determine, upon the condition or understanding that the Subsidiary will transfer the Shares to the Participant in accordance with the terms of the Award specified by the Administrator pursuant to the provisions of the Plan. Notwithstanding any other provision hereof, such Award may be issued by and in the name of the Subsidiary and shall be deemed granted on such date as the Administrator shall determine.

(e) *Indemnification of Administrator*. Neither any member nor former member of the Administrator nor any individual to whom authority is or has been delegated shall be personally responsible or liable for any act or omission in connection with the performance of powers or duties or the exercise of discretion or judgment in the administration and implementation of the Plan. Each person who is or shall have been a member of the Administrator shall be indemnified and held harmless by the Company from and against any cost, liability or expense imposed or incurred in connection with such person's or the Administrator's taking or failing to take any action under the Plan. Each such person shall be justified in relying on information furnished in connection with the Plan's administration by any employee, officer, agent or expert employed or retained by the Administrator or the Company.

20. Amendment of the Plan or Awards

The Board may amend, alter or discontinue this Plan and the Administrator may amend or alter any agreement or other document evidencing an Award made under this Plan but, except as provided pursuant to the provisions of Section 13, no such amendment shall, without the approval of the shareholders of the Company:

(a) increase the maximum number of Shares for which Awards may be granted under this Plan;

(b) reduce the price at which Options or Stock Appreciation Rights may be granted below the price provided for in Section 6(a);

(c) amend the last sentence of Section 19(b) (relating to direct and indirect repricings of outstanding Options and Stock Appreciation Rights);

(d)   amend the proviso in Section 19(b)(vii);

(e)   extend the term of this Plan;

(f)   change the class of persons eligible to be Participants;

(g)   otherwise amend the Plan in any manner requiring shareholder approval by law or under Nasdaq Global Select Market listing requirements (or the listing requirements of any successor exchange or market that is the primary stock exchange or market for trading of Shares); or

(h)   increase the individual maximum limits in Sections 5(c) and (d).

No amendment or alteration to the Plan or an Award or Award Agreement shall be made which would impair the rights of the holder of an Award, without such holder's consent, provided that no such consent shall be required if the Administrator determines in its sole and absolute discretion and prior to the date of any Change in Control that such amendment or alteration either is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard. In addition, the Plan may not be amended in any way that causes the Plan to fail to comply with or be exempt from Section 409A of the Code, unless the Board expressly determines to amend the Plan to be subject to Section 409A of the Code.

21. No Liability of Company

The Company and any Subsidiary or Affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant or any other person as to: (a) the non-issuance or sale of Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder; and (b) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Award granted hereunder.

22. Non-Exclusivity of Plan

Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Administrator to adopt such other incentive arrangements as either may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

23. Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the Delaware and applicable federal law. Any reference in this Plan or in the agreement or other document evidencing any Awards to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

24. No Right to Employment, Reelection or Continued Service

Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries and/ or its Affiliates to terminate any Participant's employment, service on the Board or service for the Company at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue their employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any Subsidiary and/or its Affiliates. Subject to Sections 4 and 20, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, its Subsidiaries and/or its Affiliates.

25. Unfunded Plan

The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Administrator or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

ANNEX B - NON-GAAP FINANCIAL INFORMATION

This Proxy Statement contains the following financial measure that does not comply with United States generally accepted accounting principles (**GAAP**):

- **EBITDASO** (see the **2021 Performance in Review** and **2021 Compensation Decisions** section above): EBITDASO is defined as net income, adjusted for: (1) interest expense, net; (2) income tax expense; (3) depreciation and amortization expense; and (4) share-based compensation expense (including expenses relating to stock options, restricted stock units, share tracking awards, and our employee stock purchase plan). EBITDASO is divided by total revenues to derive EBITDASO margin. A reconciliation of net income to EBITDASO is presented below:

(In millions, except percentages)	Year Ended December 31, 2021
Net income, as reported	$475.8
Adjusted for the following:	
Interest expense, net	1.9
Income tax expense	118.1
Depreciation & amortization expense	49.9
Share-based compensation expense	138.5
EBITDASO (Non-GAAP)	$784.2
Total revenues	$1,685.5
Net income margin	28.2%
EBITDASO margin	46.5%

Our Compensation Committee evaluates our EBITDASO margin compared to our compensation peer group, for purposes of evaluating the rigor of our cash profit margin performance target and to determine whether achievement of this goal has led to top quintile profitability. We believe disclosing EBITDASO margin for our company and our compensation peers helps shareholders understand our Compensation Committee's process in setting our cash profit margin performance target. However, there are limitations in the use of this non-GAAP financial measure in that it excludes certain operating expenses that are recurring in nature. The presentation of this non-GAAP financial measure should not be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.





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